Exhibit 99.1

Exhibit 99.1 Management Information CIRCULAR Notice of Annual and Special Meeting of Shareholders to be held August 10, 2023

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

To Our Shareholders,

On behalf of the Board and management team of ATS Corporation, we are pleased to invite you to attend our annual meeting of shareholders, to be held on August 10, 2023, at 10:00 a.m. (Toronto time). We will again be hosting this meeting in a virtual environment, with no in-person attendance.
The Notice of Annual and Special Meeting of Shareholders and related materials are enclosed. The Management Information Circular describes the business to be conducted at the meeting and information about the items to be voted on. We encourage all shareholders to exercise their right to vote, as shareholder engagement and feedback is critical to our business.
With a steadfast focus on the continued application of our ATS Business Model (“ABM”), ATS produced strong results in a challenging operational climate. In fiscal 2023, Revenues and Order Bookings[1] were both the highest in company history, with revenues for the year increasing by more than 18% to $2,577.4 million, and Order Bookings[1] of $3,256 million. Adjusted earnings from operations[1] increased to $343.4 million, up from $308 million in fiscal 2022, in addition to adjusted EBITDA[1] increasing by 11.6%, ending the fiscal 2023 year at $401.2 million. We also completed three acquisitions during fiscal 2023, bolstering our digitalization and service capabilities.

With strong Order Bookings1, Order Backlog1, and a healthy opportunity funnel, we have good visibility on our near-term revenue and we expect to continue to pursue strategic opportunities as they present themselves, including acquisitions.

Across the markets we serve, we see strong potential and favourable trends for automation, including rising labour costs, labour shortages, production onshoring and reshoring, and the need for scalable, high-quality, energy-efficient production.

We also recognize the growing importance of environmental, social and governance (ESG) matters to our shareholders, and we look forward to sharing a comprehensive update on these matters in the coming months as we work towards our goals for 2030 and beyond.

You may be aware of our recent adoption of a shareholder rights plan. This plan, which is similar to shareholder rights plans adopted by other dual-listed Canadian public companies, was undertaken with the goals of, among others, ensuring that our shareholders are treated fairly in the event of a take-over bid for ATS, providing all our shareholders with an opportunity to participate in such a takeover bid, providing our board of directors with sufficient time to consider and, if appropriate, to develop alternatives for maximizing shareholder value, and to address “creeping bids”. We encourage you to read the details in the Circular on the shareholder rights plan and its purpose. We hope we have your support to ratify and approve the shareholder rights plan and the protection it will afford to all our shareholders.

Thank you for your continued support of ATS. We look forward to connecting with you at the meeting.

Sincerely,

David McAusland Chairman	Andrew Hider Chief Executive Officer

1

Non-IFRS measure: see “Non-IFRS and Other Financial Measures” in the corporation’s fiscal 2023 Management’s Discussion and Analysis dated May 17, 2023, which is incorporated by reference herein and is available on the corporation’s profiles on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the U.S. Securities Exchange Commission’s (“SEC”) Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) website at www. sec.gov.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

ATS CORPORATION

Notice of Annual and Special Meeting of Shareholders

August 10, 2023

Notice is hereby given that the annual and special meeting of the holders of common shares of ATS Corporation (the “Corporation” or “ATS”) will be held on August 10, 2023 at 10:00 a.m. (Toronto time). The meeting will be held in a virtual-only format at https://web.lumiagm.com/411640407. You will not be able to attend the meeting physically.

The meeting will be held for the following purposes:

1.

to receive the audited consolidated financial statements of the Corporation as at and for the financial year ended March 31, 2023 together with the report of the auditors thereon (the “Financial Statements”);

2.	to elect the directors of the Corporation;

3.	to reappoint the auditors of the Corporation and to authorize the Board of Directors of the Corporation to fix the auditors’ remuneration;

4.

to consider and, if deemed advisable, pass an ordinary resolution to confirm the adoption and to ratify By-Law No. 3 of the Corporation (“By-Law No. 3”) relating to the removal of the Canadian residency requirements of the directors of the Corporation (the full text of which is reproduced as Schedule “A” to the accompanying Management Information Circular) adopted by the Board of Directors on March 1, 2023, the whole as described in the accompanying Management Information Circular;

5.	to consider an advisory resolution on the Corporation’s approach to executive compensation; and

6.

to consider and, if deemed advisable, pass an ordinary resolution to ratify, confirm and approve the Corporation’s new shareholder rights plan (the full text of which is reproduced as Schedule “D” to the accompanying Management Information Circular), the whole as described in the accompanying Management Information Circular under the section entitled “Resolution to Ratify and Approve the Shareholder Rights Plan”; and

7.	to transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.

VIRTUAL MEETING

Each year, our Board of Directors considers the appropriate format for our annual meeting of shareholders. Similar to last year, we are pleased to continue to embrace the latest technology to provide expanded access, improved communication, and cost savings for our shareholders and ATS by holding this year’s meeting in a virtual format. Our virtual format allows registered shareholders and duly appointed proxyholders to submit questions and comments and to vote during the meeting. We believe the virtual meeting format provides our shareholders with an equal opportunity to engage with us no matter where they live in the world, and is accessible and available on any internet-connected device, be it a phone, a tablet, or a computer. We believe the benefits of a virtual meeting allow our shareholders to have robust engagement with ATS, and is in the best interests of our shareholders.

NOTICE-AND-ACCESS

This year, the Corporation will continue its use of the “notice-and-access” mechanism of delivering materials to both registered and non-registered shareholders in connection with the meeting. As such, the Corporation has posted electronic copies of the Management Information Circular and the Financial Statements along with the related management’s discussion and analysis (collectively, the “Meeting Materials”) on the Corporation’s website at www.atsautomation.com and on the Corporation’s profiles on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, and on the SEC’s system for Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) website at www.sec.gov, instead of printing and mailing out paper copies, as permitted by Canadian securities regulators. Notice-and-access allows issuers to post electronic versions of proxy-related materials online via SEDAR and one other website, rather than mailing paper copies of such materials to shareholders.

Shareholders with questions about notice-and-access can call the Corporation’s transfer agent, Computershare Trust Company of Canada (“Computershare”), toll-free at 1-866-964-0492.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

All shareholders may request that a paper copy of the Meeting Materials be sent to them at no cost. Prior to the meeting, requests may be made as follows: (i) for registered shareholders, by contacting Computershare at 1-866-962-0498 (toll-free in North America) or 514-982-8716 (from outside North America); and (ii) for non-registered (beneficial) shareholders, by contacting Broadridge at 1-877-907-7643 (toll free in North America) or 303-562-9305 (English) or 303-562-9306 (French) (from outside North America). Requests may be made up to one year from the date the Meeting Materials were filed on SEDAR. To obtain paper copies of the Meeting Materials after the meeting, please contact the Corporation by calling 519-653-6500 or 1-866-241-7973 (toll free in North America) or send an email to legal@atsautomation.com. A paper copy of the Meeting Materials will be mailed to you within three business days of receiving your request, if the request is made at any time prior to the meeting. We estimate that your request for Meeting Materials will need to be received on or before July 26, 2023 in order to receive your paper copies in advance of the deadline for submission of forms of proxy and/or voting instruction forms in respect of the meeting.

SHAREHOLDERS ARE REMINDED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING AS THE MEETING MATERIALS HAVE BEEN PREPARED TO HELP YOU MAKE AN INFORMED DECISION.

HOW TO VOTE

Whether or not they are able to attend the virtual meeting, registered shareholders and non-registered (beneficial) shareholders are encouraged to vote in advance of the meeting. To do so, registered shareholders should complete, date and sign the form of proxy and send it in the envelope provided or otherwise to the Secretary of the Corporation c/o Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or otherwise vote by proxy in any of the ways noted in the form of proxy.

To be effective, a proxy must be received by Computershare Investor Services Inc. or the Secretary of the Corporation not later than August 8, 2023 at 10:00 a.m. (Toronto time), or in the case of any adjournment of the meeting, not less than 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of the adjourned meeting.

Non-registered (beneficial) shareholders who receive materials through their broker or other intermediary should follow the instructions on the document provided by their broker or other intermediary in order to ensure their common shares are voted at the meeting.

At the virtual meeting, registered shareholders, non-registered (beneficial) shareholders, and their duly appointed proxyholders will be able to watch the live webcast of the meeting, submit questions online and vote in “real time” through an online portal. Non-registered (beneficial) shareholders must carefully follow the procedures set out in the Management Information Circular in order to be eligible to vote virtually at the meeting. Non-registered (beneficial) shareholders who do not follow the procedures set out in the Management Information Circular will nonetheless be able to watch the live webcast of the meeting as a guest and submit questions, but will not be able to vote.

Your vote is important. As a shareholder, it is very important that you read the Meeting Materials carefully and then vote your common shares of ATS. You are eligible to vote your common shares if you were a shareholder of record of the Corporation at the close of business on June 16, 2023. You may vote virtually at the meeting or by proxy. Regardless, we encourage you to vote by proxy. Our goal is to capture as many shareholder votes as possible in advance of the meeting in order to ensure that your voice is heard. You may vote by proxy in any of the ways noted in the Management Information Circular and in your form of proxy or voting instruction form.

In order to vote at the meeting, registered shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username. See page 5 of the Management Information Circular for further instructions on how you can access and participate at the virtual-only meeting.

DATED the 16th day of June, 2023.

By Order of the Board of Directors

STEWART McCUAIG

Vice President, General Counsel and Secretary

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

ATS CORPORATION

Management Information Circular for the Annual and Special Meeting of Shareholders to be held on August 10, 2023

In this Management Information Circular (the “Circular”), all information is given as of June 16, 2023 and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

I.	Meeting and Voting Procedures

Annual and Special Meeting Details

The Annual and Special Meeting of ATS Corporation (the “Corporation” or “ATS”) will be held at 10:00 a.m. (Toronto time) on August 10, 2023 (the “Meeting”). The Meeting will be held in a virtual-only format, which will be conducted via live webcast online at https://web.lumiagm.com/411640407. You will not be able to attend the Meeting physically.

Each year, our Board of Directors considers the appropriate format for our annual meeting of shareholders. Similar to last year, we are pleased to continue to embrace the latest technology to provide expanded access, improved communication, and cost savings for our shareholders and ATS by holding this year’s Meeting in a virtual format. Our virtual format allows registered shareholders, non-registered (beneficial) shareholders and their duly appointed proxyholders to vote during the Meeting and provides a forum for all participants at the Meeting to submit questions and comments. We believe the virtual meeting format provides our shareholders with an equal opportunity to engage with us no matter where they live in the world, and is accessible and available on any internet-connected device, be it a phone, a tablet, or a computer. We believe the benefits of a virtual meeting allow our shareholders to have robust engagement with ATS, and is in the best interests of our shareholders.

How to Attend the Meeting as a Shareholder

Only ATS shareholders of record at the close of business on June 16, 2023 may vote at the Meeting.

Even if you currently plan to attend the virtual Meeting, you should consider voting your common shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or in the event that you are unable to access the Meeting for any reason.

Attending the Meeting virtually allows registered shareholders and non-registered (beneficial) shareholders of ATS and their duly appointed proxyholders to attend, submit questions, and/or vote at the Meeting using the LUMI meeting platform. If you access and vote on any matter at the Meeting during the live webcast, then you will revoke any previously submitted proxy. Non-registered (beneficial) shareholders who have not appointed themselves as proxyholders in accordance with the instructions below under “How to Vote - Non-Registered (Beneficial) Shareholders - Vote online during the Meeting,” will not be able to attend the Meeting as a shareholder but may still attend the Meeting as Guests. Guests can watch the live webcast of the Meeting and submit questions but will not be able to vote at the Meeting.

TO ATTEND THE MEETING, PLEASE FOLLOW THE FOLLOWING INSTRUCTIONS:

On the date of the Meeting:

1	Log in: https://web.lumiagm.com/411640407 at least 15 minutes before the Meeting starts. Please check that your browser is compatible.	More information and updates on how to attend the Meeting will be made available on our website: atsautomation.com
2	Click “I have a login”
3

Enter your control number (on your proxy form) for registered shareholders or, in the case of non-registered (beneficial) shareholders who have appointed themselves as proxyholders, the username obtained from Computershare in advance of the Meeting (see below under “How to Vote - Non-Registered (Beneficial) Shareholders - Vote online during the Meeting”).

4	Enter your password: ats2023 (case sensitive).

How to Attend the Meeting as a Guest

Guests, including non-registered (beneficial) shareholders of ATS who have not duly appointed themselves as proxyholders, can log into the Meeting as set out below:

On the date of the Meeting:

1	Log in: https://web.lumlagm.com/411640407 at least 15 minutes before the Meeting starts. Please check that your browser is compatible.	Guests can watch the live webcast of the Meeting and submit questions but will not be able to vote at the Meeting
2	Click “Guest” and then complete the required f1eld.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Technical Requirements and Technical Support

You will be able to participate in the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the Meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins and meeting the minimum system requirements. We strongly recommend that persons who wish to attend the Meeting check their browser and device in advance of the Meeting to ensure compatibility. Visit https://web.lumiagm.com/411640407, the Meeting portal, on your smartphone, tablet or computer. The Meeting portal will be open one hour prior to the Meeting. You will need the latest version of Chrome, Safari, Edge or Firefox. PLEASE DO NOT USE INTERNET EXPLORER.

Shareholders with questions regarding the virtual Meeting portal or requiring assistance accessing the Meeting website may e-mail support-ca@lumiglobal.com for assistance.

If you are accessing the Meeting, you must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Therefore, even if you currently plan to access the Meeting and vote during the live webcast, you should consider voting your common shares in advance of the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the Meeting.

Quorum for the Meeting

At the Meeting, a quorum shall consist of two or more individuals, each being a shareholder entitled to vote at the Meeting or a duly appointed proxyholder for a person so entitled, together holding or representing by proxy not less than 25% of the issued and outstanding common shares of ATS (“ATS Common Shares”). In accordance with the by-laws of the Corporation, any shareholder who votes electronically at the Meeting or establishes a communications link to the Meeting is deemed to be present at the Meeting. If a quorum is present at the opening of the Meeting, the shareholders in attendance virtually or represented by proxy may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the Meeting within one-half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be appointed by the Chair of the Meeting. At such adjourned meeting, the shareholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such adjourned meeting which might have been brought before or dealt with at the original Meeting in accordance with the accompanying Notice of Meeting.

Asking Questions at the Meeting

ATS believes that the ability to participate in the Meeting in a meaningful way, including by asking questions, is of fundamental importance regardless of whether a meeting is held in person or virtually. All participants, including registered shareholders and non-registered (beneficial) shareholders and their duly appointed proxyholders, as well as guests, will have an opportunity to submit questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the virtual Meeting platform. It is anticipated that shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when meetings of shareholders were held in person.

The Chair of the Meeting and other members of management of ATS in attendance at the Meeting will engage in a question and answer period following the presentation of all matters to be voted on at the Meeting and the closing of the online polls. In order to ensure as many questions as possible are addressed at the Meeting, those submitting a question are encouraged to be brief and concise and to address only one topic per question. Questions from multiple participants on the same topic or that are otherwise related may be grouped, summarized and answered together. All questions are welcome. However, we do not intend to address questions that (a) are irrelevant to the business of the Meeting or to ATS’ operations; (b) are related to personal grievances; (c) are related to non-public information about ATS; (d) constitute derogatory references to individuals or that are otherwise offensive to third parties; (e) are repetitious or have already been asked; (f) are in furtherance of a participant’s personal or business interest; or (g) are out of order or not otherwise appropriate as determined by the Chair or secretary of the Meeting in their reasonable judgment. To ensure the Meeting is conducted in a manner that is orderly and fair to all shareholders, the Chair of the Meeting may exercise broad discretion with respect to, for example, the order in which questions are asked and the amount of time devoted to any one question. If we cannot answer a question during the Meeting because of timing or technical limitations, shareholders may contact the Office of the Corporate Secretary of ATS at legal@atsautomation.com.

Who Can Vote

The record date for determining the shareholders of the Corporation entitled to receive notice of and vote at the Meeting is the close of business on June 16, 2023 (the “Record Date”). If you held ATS Common Shares as of the Record Date, you can cast one vote for each ATS Common Share you held on that date. Shareholders are encouraged to vote in advance of the Meeting at www.investorvote.com or as described below under the heading “How to Vote – Vote by proxy before the Meeting”.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

How to Vote

There are two ways to vote: (1) by proxy before the Meeting; or (2) online during the Meeting. How you vote in each case depends on whether you’re a registered shareholder of ATS or a non-registered (beneficial) shareholder. More details can be found in the following tables.

IMPORTANT NOTE: If you have already voted in advance of the Meeting, do not vote again online during the Meeting unless you want to change your vote. If you vote again using the online ballot, your online vote during the Meeting will revoke your previously submitted proxy.

We encourage you to vote by proxy before the Meeting. Our goal is to capture as many shareholder votes as possible in advance of the Meeting in order to ensure that your voice is heard.

Registered Shareholders

You are a registered shareholder if you have a share certificate in your name or your shares are recorded electronically in the Direct Registration System (DRS) maintained by our transfer agent

Vote by proxy before the Meeting

Internet By visiting the following website: www.investorvote.com. Refer to your control number (shown on your proxy form) and follow the online voting instructions.

Telephone By calling the toll-free number 1-866-732-8683, if you are in Canada or the United States. Refer to your control number (shown on your proxy form) and follow the instructions.

Mail

Complete your proxy form and return it in the envelope provided. You or your authorized representative must sign the proxy form. If you are a corporation or other legal entity, your authorized representative must sign the form.

Smartphone Use the QR code found on your proxy form

Your duly executed proxy must be received by Computershare Investor Services Inc. or the Secretary of the Corporation not later than August 8, 2023 at 10:00 a.m. (Toronto time), or in the case of any adjournment of the Meeting, not less than 48 hours (Saturdays, Sundays and holidays excepted), prior to the time of the adjourned Meeting. If you are mailing your proxy form, be sure to allow enough time for the envelope to be delivered.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Vote online during the Meeting

You will find your control number on the proxy form included with your Meeting Materials. You will need your control number to be able to vote at the Meeting.

On the date of the Meeting:

1	Log in: https://web.lumiagm.com/411640407 at least 15 minutes before the Meeting starts. Please check that your browser is compatible.

2	Click “I have a login.”

3	Enter your control number (on the proxy form) as your username.

4	Enter your password: ats2023 (case sensitive).

5	Follow the instructions to access the Meeting and vote (if you have not previously submitted a proxy) when prompted.

If you have already voted by proxy, your vote at the Meeting, if properly cast, will automatically revoke your previous vote.

If you want to appoint a third party as a proxyholder, other than the management appointees, to attend and vote at the virtual meeting, please follow these steps:

1

To appoint a third-party proxyholder, insert the person’s name into the appropriate space on the proxy form. Follow the instructions for submitting the proxy form (see page 7). This step must be completed before registering such proxyholder as step 2.

2

Register your proxyholder by visiting www.computershare.com/ATS by no later than 10:00 a.m. (Toronto time) on August 8, 2023. Computers hare will ask you for your proxyholder contact information so that it can send the proxyholder a username via email shortly after this deadline. If you fail to register your proxyholder, they will not receive a username and will only be able to attend the Meeting as a guest. Guests will not be able to vote at the Meeting.

Changing your vote

You can revoke your proxy form if you change your mind about how you want to vote your shares.

Sending a new proxy with a later date will revoke the instructions previously provided. A registered shareholder who has given a proxy may revoke it, in addition to any other manner permitted by law, by:

1	Sending in a new proxy on the internet, by telephone or smartphone, or by mail, by following the instructions above.

2

Depositing an instrument in writing signed by the shareholder or by the shareholder’s attorney, who is authorized in writing, with Computershare Investor Services Inc. or at the registered office of the Corporation, at anytime up to and including the last business day preceding the day of the Meeting, or if the Meeting is adjourned, the last business day preceding the day of the adjournment.

3

Transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the shareholder or the shareholder’s attorney, who is authorized in writing, to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used.

4	Voting again using the online ballot at the virtual Meeting, which will serve to revoke your previously submitted proxy.

Your proxy must be received by Computershare Investor Services Inc. or the Secretary of the Corporation not later than August 8, 2023 at 10:00 a.m. (Toronto time), or in the case of any adjournment of the Meeting, not less than 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of the adjourned Meeting. If you are mailing your new proxy form, be sure to allow enough time for the envelope to be delivered.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Non-Registered (Beneficial) Shareholders

You are a non-registered (beneficial) shareholder if you hold shares through an intermediary (a bank, trust company, securities broker or other financial institution). This means the shares are registered in your intermediary’s name and you are the beneficial shareholder.

Vote by proxy before the Meeting

Internet Go to the website indicated on your voting instruction form and follow the online voting instructions.

Telephone Call the toll-free number on your voting instruction form, if you are in Canada or the United States, and follow the instructions.

Mail

Complete your voting instruction form and return it in the envelope provided. You or your authorized representative must sign the voting instruction form. If you are a corporation or other legal entity, your authorized representative must sign the form.

Smartphone Use the QR code found on your voting instruction form.

Your intermediary must receive your voting instructions with enough time to act on your instructions. Check the form for the deadline for submitting your voting instructions. If you are mailing your voting instruction form, be sure to allow enough time for the envelope to be delivered.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Vote online during the Meeting

You must appoint yourself (or another person) as proxyholder.

Then you or the person you appoint must register yourself with Computershare to get a username. You need a username to be able to vote at the Meeting.

Non-registered (beneficial) shareholders who wish to vote at the Meeting during the live webcast must do as follows before the Meeting:

1

Appoint yourself as proxyholder by inserting your name into the appropriate space on the voting instruction form. You can also appoint someone else to be your proxyholder (see page 7 for more information). Follow the instructions for submitting the voting instruction form by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as step 2.

2

Register yourself as a proxyholder by visiting www.computershare.com/ATS by no later than 10:00 a.m. (Toronto time) on August 8, 2023. Computershare will ask you for your proxyholder contact information and will send you a username via email shortly after this deadline. If you fail to register, you will not receive a username and will only be able to attend the Meeting as a guest. Guests will not be able to vote at the Meeting.

On the day of the Meeting:

3	Log in online at https://web.lumiagm.com/411640407 at least 15 minutes before the Meeting starts. Please check that your browser is compatible.

4	Click “I have a login.”

5	Enter the username that was provided by Computershare.

6	Enter the password: ats2023 (case sensitive).

7	Follow the instructions to access the Meeting. If you have already voted by proxy, your vote at the Meeting, if properly cast, will automatically revoke your previous vote.

If you are a non-registered (beneficial) shareholder located in the United States and you wish to appoint yourself or a third party as a proxyholder, in addition to steps 2 to 7 above you must first obtain a valid legal proxy from your intermediary. To do so, you should follow these steps:

1

Follow the instructions from your intermediary included with the legal proxy form and voting instruction forms sent to you, or contact your intermediary to request a legal proxy form if you have not received one.

2

After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can send it by email or by courier to: uslegalproxy@computershare.com (if by email), or Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, your valid legal proxy form must be labeled as “Legal Proxy” and received no later than 10:00 a.m. (Toronto time) on August 8, 2023.

3

You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to register your appointment or any third party’s appointment as a proxyholder at www.computershare.com/ATS as noted above.

Changing your vote

You can revoke your voting instruction form if you change your mind about how you want to vote your shares.

Non-registered (beneficial) shareholders may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote, which has been given to an intermediary or its service company, at any time by written notice to the intermediary in accordance with the instructions received from the intermediary, except that an intermediary may not act on a revocation of a voting instruction form or a waiver of the right to receive Meeting Materials and to vote that is not received by the intermediary in sufficient time prior to the Meeting. Non-registered (beneficial) shareholders who have deposited a form of proxy signed by their intermediary and who wish to change their vote must contact their intermediary, since only registered shareholders may revoke a legal proxy.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

More About Voting by Proxy or in Advance

Voting in advance of the Meeting by proxy is the easiest way to vote. It means you are giving someone else (your proxyholder) the authority to attend the Meeting and vote for you according to your instructions. Ryan Mcleod, or failing him, Andrew P. Hider, has agreed to act as your ATS proxyholder to vote your ATS Common Shares at the Meeting according to your instructions. If you do not name a different proxyholder when you sign your form of proxy, you are authorizing Mr. McLeod, or failing him, Mr. Hider, to act as your proxyholder to vote for you at the Meeting in accordance with your instructions.

You can also appoint someone other than Mr. McLeod or Mr. Hider to be your proxyholder to attend and act on your behalf at the Meeting or at any adjournment of the Meeting (including non-registered (beneficial) shareholders who wish to appoint themselves as proxyholder to attend, participate and/or vote at the Meeting). That individual does not need to be a shareholder of ATS. Print the person’s name in the blank space provided on the proxy form or voting instruction form, as applicable. Remember to tell them that they must follow the instructions on pages 8 or 10, as applicable, and vote your ATS Common Shares according to your instructions in order for your vote to count. If they fail to register with Computershare after you have validly submitted your proxy or voting instruction form appointing them as your proxy, they will not receive a username and will only be able to attend the Meeting as a guest. Guests will not be able to vote at the Meeting.

How Your Proxyholder Will Vote

On any ballot that may be called for, the ATS Common Shares represented by a properly executed proxy will be voted or withheld from voting in accordance with the instructions given on the proxy, and if the shareholder specifies a choice with respect to any matter to be acted upon, the ATS Common Shares will be voted accordingly. If no direction is given in a proxy with respect to any matter set out therein, the proxy will be voted IN FAVOUR OF such matter.

The form of proxy confers discretionary authority upon the person named in the proxy to vote as he or she sees fit with respect to amendments to matters identified in the notice of meeting accompanying this Circular (the “Notice of Meeting”) and with respect to other matters that may properly come before the Meeting or any adjournment of the Meeting. As of the date of this Circular, management of the Corporation is not aware of any such amendment or other matter to come before the Meeting.

Our transfer agent, Computershare, independently counts and tabulates the votes to maintain confidentiality. A proxy form or voting instruction form is only referred to us if it’s clear that a shareholder wants to communicate with the Board of Directors or management, the validity of the form is in question, or the law requires it. After the Meeting the voting results will be posted on www.atsautomation.com and on the Corporation’s profiles on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Solicitation of Proxies

This Circular is provided in connection with the solicitation, by or on behalf of the management of the Corporation, of proxies to be used at the Meeting or at any adjournment of the Meeting and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Corporation without special compensation, or by Computershare at a nominal cost. The Corporation will pay for the cost of solicitation.

Notice-and-Access

The Corporation has adopted the “notice-and-access” mechanism of delivering materials to both registered shareholders and non-registered (beneficial) shareholders in connection with the Meeting. As such, the Corporation has posted electronic copies of the Circular and the Corporation’s audited consolidated financial statements as at and for the financial year ended March 31, 2023, and the auditor’s report thereon, along with the related management’s discussion and analysis (collectively, the “Meeting Materials”), on the Corporation’s website at www.atsautomation.com and on the Corporation’s profiles on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov, instead of printing and mailing out paper copies, as permitted by Canadian securities regulators.

Notice-and-access allows issuers to post electronic versions of proxy-related materials online via SEDAR and one other website, rather than mailing paper copies of such materials to shareholders.

Shareholders with questions about notice-and-access can call the Corporation’s transfer agent, Computershare Trust Company of Canada, toll free at 1-866-964-0492.

Shareholders will receive paper copies of a notice package (the “Notice Package”) via prepaid mail containing a notice with the information prescribed by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and a form of proxy (if a registered shareholder) or a voting instruction form (if a non-registered (beneficial) shareholder). The Corporation will not use procedures known as “stratification” in relation to the use of notice-and-access. Stratification occurs when an issuer using notice-and-access sends a paper copy of the Circular to some security holders with a Notice Package.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

How to Obtain Paper Copies of the Meeting Materials

All shareholders may request that a paper copy of the Meeting Materials be sent to them at no cost. Prior to the Meeting, requests may be made as follows: (i) for registered shareholders, by contacting Computershare at 1-866-962-0498 (toll free in North America) or 514-982-8716 (from outside North America); and (ii) for non-registered (beneficial) shareholders, by contacting Broadridge at 1-877-907-7643 (toll free in North America) or 303-562-9305 (English) or 303-562-9306 (French) (from outside North America). Requests may be made up to one year from the date the Meeting Materials were filed on SEDAR. To obtain paper copies of the Meeting Materials after the Meeting, please contact the Corporation by calling 519-653-6500 or 1-866-241-7973 (toll free in North America) or sending an email to legal@atsautomation.com. A paper copy of the Meeting Materials will be mailed to you within three business days of receiving your request, if the request is made at any time prior to the Meeting. We estimate that your request for Meeting Materials will need to be received on or before July 26, 2023 in order to receive your paper copies in advance of the deadline for submission of forms of proxy and/or voting instruction forms in respect of the Meeting.

II.	Voting Shares and Principal Shareholders

Voting Shares

As at June  16, 2023, the Corporation had 98,867,076 ATS Common Shares outstanding, each carrying the right to one vote per ATS Common Share.

Principal Shareholders

To the knowledge of the directors and executive officers of the Corporation, the following person(s) beneficially own, directly or indirectly, or control or direct, more than 10% of the voting rights attached to the outstanding ATS Common Shares:

Person	Number of ATS Common Shares Beneficially Owned, Controlled or Directed		Percentage of Outstanding ATS Common Shares Represented
Mason Capital Management LLC	17,849,765	[1]	18.05%

1

Mason Capital Management LLC exercises control or discretion over these common shares as a portfolio manager to certain investment funds and managed accounts that own or exercise control over these common shares.

III.	Matters to Be Acted Upon at the Meeting

1.	Receive the Annual Financial Statements for Fiscal 2023

The Corporation’s audited consolidated financial statements for the fiscal year ended March 31, 2023 and the report of the auditors thereon will be placed before the Meeting.

The audited consolidated financial statements are available on the Corporation’s website at www.atsautomation.com and on the Corporation’s profiles on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov. All shareholders may request a paper copy of the audited consolidated financial statements by contacting Computershare at 1-866-962-0498 (toll free in North America) or 514-982-8716 (from outside North America). The financial statements and the report of the auditors thereon do not require a vote at the Meeting.

2.	Election of Directors

The number of directors to be elected at the Meeting has been fixed at eight. Under the by-laws of the Corporation, directors of the Corporation are elected annually. Each director will hold office until the Corporation’s next annual meeting or until the successor of such director is duly elected or appointed unless such office is earlier vacated in accordance with the Corporation’s by-laws.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the form of proxy or voting instruction form intend to vote FOR each of the proposed nominees whose names are set forth below under the heading “Nominees for Election as Director”, each of whom has been a director since the date indicated opposite the proposed nominee’s name, other than Ms. Sharon Pel who is being proposed as a new nominee for the position of board director. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the ATS Common Shares represented by properly executed proxies voted in favour of such nominee(s) may be voted by the person(s) designated by management of the Corporation in the form of proxy or voting instruction form, in their discretion, in favour of another nominee.

The Board of Directors of ATS (the “Board”) adopted a “Board Policy on Majority Voting for Director Nominees” (the “Policy”) on May 22, 2013 and last revised it on May 15, 2019. The Policy applies to the election of directors at uncontested shareholder meetings and provides that, with

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

respect to any nominee for the Board, where the nominee is not elected by at least a majority of the votes cast with respect to his or her election, then notwithstanding that such nominee is duly elected as a matter of corporate law, he or she shall forthwith submit his or her resignation for consideration by the Board, to take effect immediately upon acceptance by the Board. The Board shall accept the resignation absent exceptional circumstances. Upon receipt of such a conditional resignation, the Corporate Governance and Nominating (“CG&N”) Committee shall consider the matter and, as soon as possible, make a recommendation to the full Board regarding whether or not such resignation should be accepted. After considering the recommendation of the CG&N Committee, the Board shall within 90 days of the shareholders’ meeting decide whether or not to accept the tendered resignation and shall issue a press release which either confirms that they have accepted the resignation or provides a full explanation for why they have refused to accept such resignation and shall provide a copy of such press release to the TSX.

On June 15, 2021, the Board adopted By-Law No. 2, a by-law relating to the advance nomination of directors of the Corporation (the “Advance Notice By-Law”), which was confirmed and ratified by the shareholders of the Corporation at the annual and special meeting of shareholders held on August 12, 2021. The Advance Notice By-Law establishes a framework for the advance notice of nominations of directors by shareholders of the Corporation. Among other things, the Advance Notice By-Law fixes deadlines by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and sets out the information that a shareholder must include in the notice. In the case of an annual meeting of shareholders (including an annual and special meeting), a shareholder wishing to nominate a director would be required to provide notice to the Corporation in the prescribed form not later than the close of business on the 40th day prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting (the “Notice Date”) was made by the Corporation, notice shall be made by the nominating shareholder not later than the close of business on the 10th day following the Notice Date. Only persons who are nominated by shareholders in accordance with the procedures set out in the Advance Notice By-Law shall be eligible for election as directors of the Corporation. The Board may, in its sole discretion, waive any requirements of the Advance Notice By-Law. As of the date hereof, the Board has not received any director nominations from shareholders of the Corporation through the advance notice mechanism. The foregoing is a summary only of certain provisions of the Advance Notice By-Law and is qualified by reference to the full text of the Advance Notice By-Law which is available on our website at www.atsautomation.com and on the Corporation’s profile on SEDAR at www.sedar.com.

3.	Reappointment of Independent Auditors

At the Meeting, the holders of ATS Common Shares will be requested to reappoint Ernst & Young LLP as the auditor of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the auditor’s remuneration. Ernst & Young LLP was first appointed as auditor on August 13, 2009.

The breakdown of fees incurred for services provided by Ernst & Young LLP during fiscal year 2023 is outlined in the Corporation’s Annual Information Form dated May 17, 2023 (the “Annual Information Form”) under the heading “Compensation of Auditors”, which information is specifically incorporated by reference in this Circular. A copy of the Annual Information Form is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov. Upon request, the Corporation will provide a copy of the Annual Information Form free of charge to the requesting shareholder.

Management of the Corporation maintains a policy, approved by the Audit and Finance Committee, for engagement of the Corporation’s auditor for any non-audit-related services. The objective of the policy is to ensure that the auditor’s objectivity is not compromised. It sets out the rules to be followed when engaging the Corporation’s auditor for any non-audit-related services and that approval is required by the Audit and Finance Committee or its designate prior to the commencement of any non-audit-related engagement. The policy also includes a listing of services the auditor is prohibited from performing for the Corporation.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the form of proxy or voting instruction form intend to vote FOR the reappointment of Ernst & Young LLP as auditor of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and the authorization of the Board to fix the remuneration of the auditor.

4.	Confirmation of By-Law No. 3

The Business Corporations Act (Ontario) (“OBCA”) was amended effective July 2021, to remove the Canadian residency requirement for directors of a company incorporated pursuant to the OBCA. As a result, By-Law No. 3 was adopted by the Board on March 1, 2023 to remove the Canadian residency requirement of directors under Section 2.2 of By-Law No. 1 and to update the name of the Corporation from “ATS Automation Tooling Systems Inc.” to “ATS Corporation” in By-law No. 1 and By-Law No. 2.

By-Law No. 3 shall become effective upon the approval of the “By-Law No. 3 Resolution” (as defined below) by the shareholders of the Corporation. Accordingly, at the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass the following ordinary resolution confirming and ratifying the adoption of By-Law No. 3 (the “By-Law No. 3 Resolution”):

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

“BE IT RESOLVED:

1.

THAT By-Law No. 3 of the Corporation relating to the amendment of Section 2.2 of By-Law No. 1, in the form adopted by the Board on March 1, 2023, and attached as Schedule “A” to the Corporation’s Management Information Circular dated June 16, 2023, be and is hereby confirmed without amendment and ratified and approved as a by-law of the Corporation; and

2.

THAT any one officer and director of the Corporation be and is hereby authorized for and on behalf of the Corporation to execute and deliver all such instruments and documents to perform and do all such acts and things as may be deemed advisable in such individual’s discretion for the purpose of giving effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.”

The By-Law No. 3 Resolution must be passed by not less than a majority of votes cast by shareholders who vote online at the Meeting or in advance by proxy in respect of the resolution at the Meeting.

The Board unanimously recommends that shareholders vote FOR the approval of the By-Law No. 3 Resolution. Except where authorization to vote with respect to the By-Law No. 3 Resolution is withheld, the persons designated by management in the form of proxy or voting instruction form intend to vote FOR the By-Law No. 3 Resolution.

5.	Advisory Vote on Executive Compensation

The Corporation’s approach to executive compensation is to “pay-for-performance”. The purpose of this advisory vote is to allow shareholders to give their opinion annually on the Corporation’s objectives, principles, and approach to the compensation of its executive officers as disclosed in the section entitled “Company Executives and Executive Compensation” below. This shareholder advisory vote forms an important part of the ongoing process of engagement between shareholders and the Board on executive compensation. We presently intend to conduct such a vote at each annual meeting of shareholders.

At the Meeting, shareholders will be asked to vote in favour of or against, on an advisory basis, a non-binding resolution on the Corporation’s approach to executive compensation as follows:

“BE IT RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders of the Corporation accept the approach to executive compensation disclosed in ATS’ Management Information Circular dated June 16, 2023 delivered in advance of the 2023 Annual and Special Meeting of Shareholders.”

As this is an advisory vote, its results will not bind the Board. However, the Board, together with the Human Resources Committee, will take the result of the vote into account when considering its review of executive compensation. For information on ATS’ approach to executive compensation, see pages 38 to 60 of this Management Information Circular.

In the absence of contrary instructions, it is the intention of the persons designated by management in the form of proxy or voting instruction form to vote FOR the non-binding advisory resolution regarding the Corporation’s approach to executive compensation.

6.	Resolution to Ratify, Confirm and Approve the Shareholder Rights Plan

On June 30, 2023, the Board adopted a shareholder rights plan (the “Rights Plan”), subject to shareholder approval, and authorized the Corporation to enter into the agreement related to such plan. Notice for filing of the Rights Plan has been accepted by the TSX and the Rights Plan will continue to be effective if it is ratified, confirmed and approved by shareholders of the Corporation at the Meeting. The Rights Plan has a term of nine years, subject to approval of its continuance by the shareholders of the Corporation at the annual meetings of the Corporation in 2026 and 2029. If the Rights Plan Resolution (as defined below) is not approved at the Meeting, the Rights Plan and all outstanding Rights (as defined below) will terminate at the conclusion of the Meeting. If the Rights Plan is not reconfirmed by shareholders of the Corporation at the annual meetings of the Corporation in 2026 and 2029, then the Rights Plan and all outstanding Rights will terminate. Approval and reconfirmation of the Rights Plan by shareholders is required by the TSX. The NYSE has authorized the listing of the Rights.

To be effective, the Rights Plan Resolution must be approved by: (i) a simple majority of the votes cast at the Meeting in favour of the Rights Plan Resolution by all shareholders of the Corporation, whether in person or by proxy; and (ii) a simple majority of the votes cast at the Meeting in favour of the Rights Plan Resolution by the Independent Shareholders (as defined in the Rights Plan), whether in person or by proxy. An “Independent Shareholder” is generally any shareholder other than an “Acquiring Person” (as described further below) and its associates and affiliates, and plans for the benefit of employees of the Corporation. Other than the employee benefit plan trust established by the Corporation to purchase ATS Common Shares on the open market for the purpose of the redemption of restricted share units (the “RSU Acquisition Plan”), as of the date of this Circular, the Corporation is not aware of any shareholder that would not be considered an Independent Shareholder and it is therefore anticipated that all shareholders other than the RSU Acquisition Plan will be eligible to vote their ATS Common Shares with respect to the Rights Plan Resolution.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

A summary of the Rights Plan is included below and a complete copy of the Rights Plan is attached to this Circular as Schedule “D”.

Purpose

A shareholder rights plan is an effective device to deter accumulations of controlling blocks of shares without paying a premium and to maximize leverage regarding the timing and outcome of an unsolicited take-over bid. The basic objectives of the Rights Plan are to deter abusive tactics by making them unacceptably expensive to the unsolicited bidder, to discourage prospective acquirors from accumulating control blocks of ATS Common Shares by means other than by way of offers made to all shareholders, and to encourage prospective acquirors to negotiate with the Board rather than to attempt an unsolicited hostile take-over bid or a creeping bid or accumulation of control (including negative control). The Rights Plan is designed to help ensure that shareholders are treated fairly in connection with any take-over bid made for ATS, provide all shareholders with an opportunity to participate in such a take-over bid and provide the Board with sufficient time to consider and, if appropriate, to develop alternatives for maximizing shareholder value.

The Rights Plan limits acquisitions by a shareholder or a group acting jointly or in concert that would result in the ownership or control of 20% or more of the issued and outstanding ATS Common Shares through means that are exempt from the formal take-over bid rules and to provide shareholders with an opportunity to participate in a take-over bid and receive full and fair value for their ATS Common Shares. To accomplish this, the Rights Plan provides for the issuance to all holders of ATS Common Shares of rights (“Rights”) to acquire additional ATS Common Shares at a significant discount to the then-prevailing market price, which Rights could, in certain circumstances, become exercisable by all holders of ATS Common Shares other than the potential acquiror and its joint actors. The terms of the Rights Plan are substantially similar to the terms of rights plans adopted by other substantial Canadian issuers, including dual-listed Canadian issuers, including dual-listed Canadian issuers.

The Rights Plan encourages a potential acquiror who makes a take-over bid to proceed either by way of a Permitted Bid (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board, the Rights Plan provides that holders of ATS Common Shares, other than the acquiror and its joint actors, will be able to purchase additional ATS Common Shares at a significant discount to market, thus exposing the person acquiring securities to substantial dilution of its holdings.

As at the date hereof, ATS is not aware of any pending or threatened take-over bid for the Corporation and approval of the Rights Plan is not being proposed in response to any proposal to acquire control of the Corporation or in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally.

In adopting the Rights Plan, the Corporation and the Board considered the existing legislative framework governing take-over bids in Canada. The Canadian framework provides for a minimum bid period of 105 days, requires that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities held by shareholders other than the acquiror, its affiliates and persons acting jointly or in concert with the acquiror, and require a 10-day extension after the minimum tender requirement is met. A target issuer has the ability to voluntarily reduce the minimum bid period to not less than 35 days and the minimum bid period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions.

As the legislative framework may not apply to take-over bids that are exempt from certain procedural requirements, shareholder rights plans, like the Rights Plan, are useful in protecting against the unequal treatment of shareholders by addressing the following concerns:

i.

Protecting against “creeping bids”, which is the accumulation of 20% or more of shares through purchases exempt from Canadian take-over bid rules, such as (a) purchases from five or fewer shareholders under private agreements at a premium to the market price (not to exceed 115% of the market price, including brokerage fees and commissions), and not available to all shareholders, (b) acquiring control or effective control of not more than 5% of the shares during any 12-month period through the accumulation of shares over a stock exchange or other published market without paying a control premium; (c) acquiring up to 5% of the shares during course of a take-over bid; or (d) through other transactions outside of Canada that may not be jurisdictionally subject to Canadian take-over bid rules, including the requirement that the bid be made to all shareholders; and

ii.

Preventing a potential acquiror from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the Rights Plan. This prevents the use of “hard” lock-up agreements by acquirors whereby existing shareholders commit to tender their shares to an acquiror’s take-over bid in lock-up agreements that are either irrevocable or revocable but subject to restrictive termination conditions. Such agreements could have the effect of deterring other potential bidders from bringing forward competing bids, particularly where the number of locked-up shares would make it difficult or unlikely for a competing bidder’s bid to achieve the 50% minimum tender requirement imposed by the take-over bid rules.

The Rights Plan does not preclude any shareholder from using the proxy mechanism of the OBCA, the Corporation’s governing corporate statute, to promote a change in the management or direction of the Corporation, and will have no effect on the rights of shareholders to requisition a meeting of shareholders in accordance with the provisions of applicable legislation. Moreover, the Rights Plan does not preclude the acquisition of ATS Common Shares as a result of corporate transactions which are approved by shareholders, including plans of arrangement and amalgamations.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

The Rights Plan is not expected to interfere with the day-to-day operations of the Corporation. Neither the existence of the outstanding Rights nor the issuance of additional Rights in the future will in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a Flip-in Event (described below) occurs and the Rights separate from the ATS Common Shares as described below, reported earnings per share and reported cash flow per share on a fully diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Board Review

The Board, as part of its analysis in connection with the potential implementation of a shareholder rights plan for the Corporation, considered matters including (i) developments in shareholder rights plans and securities legislation since the amendments to the take-over bid regime were adopted in 2016, (ii) the terms and conditions of rights plans recently adopted by other substantial Canadian public companies, (iii) recent experience involving rights plans in the context of take-over bids, and (iv) the commentary of the investment community on these plans. The Board is satisfied that the Rights Plan is consistent with the latest generation of Canadian rights plans.

It is not the intention of the Board, in recommending the ratification and approval by shareholders of the Rights Plan, to either secure the continuance of the directors or management of the Corporation or to preclude an acquisition of control of the Corporation in a transaction that is fair and in the best interests of the shareholders. The rights of shareholders under existing law to seek a change in management of the Corporation or to influence or promote action of management in a particular manner will not be affected by the Rights Plan. The Rights Plan provides that shareholders may tender to take-over bids that meet the Permitted Bid criteria. Furthermore, even in the context of a take-over bid that does not meet the Permitted Bid criteria, the Board is always bound to consider any take-over bid for the Corporation and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such responsibility, the Board will be obligated to act honestly and in good faith with a view to the best interests of the Corporation, and the confirmation of the Rights Plan does not affect the duty of the Board to comply with these obligations.

SUMMARY OF THE RIGHTS PLAN

The Rights Plan is available under the Corporation’s profiles on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov and copies are available from the Corporate Secretary of ATS Corporation at 730 Fountain Street North, Cambridge, Ontario N3H 4R7. The following is a summary of the principal terms of the Rights Plan; the summary is qualified in its entirety by reference to the terms of the Rights Plan.

Effective Time and Term

The Rights Plan became effective on June 30, 2023, upon approval and adoption by the Board. Notice for filing of the Rights Plan has been accepted by the TSX and, under the rules of the TSX, a rights plan must be ratified by shareholders at a meeting held within six months following the adoption of the plan. Pending shareholder ratification of the Rights Plan and approval of the Rights Plan Resolution, the Rights Plan will remain in effect so that its intent is not circumvented prior to the Meeting. All shareholders will be permitted to vote on ratification and approval of the Rights Plan, other than those holders of ATS Common shares who are not Independent Shareholders. Subject to ratification, confirmation and approval at the Meeting, and reconfirmation at the Corporation’s annual meetings in 2026 and 2029, the Rights Plan will expire upon the conclusion of Corporation’s annual meeting in 2032.

Issue of Rights

One Right was issued and attached to each ATS Common Share outstanding as of 12:01 am on June 30, 2023 (the “Effective Time”) and will attach to each ATS Common Share issued after the Effective Time and prior to the earlier of the Separation Time (as defined below) and the expiration of the Rights Plan (the “Expiration Time”).

Rights Exercise Privilege

The Rights will separate from the ATS Common Shares and will be exercisable for 10 trading days (the “Separation Time”) after a person has acquired, or commences an offer to acquire, 20% or more of the ATS Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan. The acquisition by any person (an “Acquiring Person”) of more than 20% of the ATS Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event.” Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person) will permit the purchase of that number of ATS Common Shares having an aggregate Market Price (as defined in the Rights Plan) on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price (as defined in the Rights Plan) for an amount in cash equal to the Exercise Price. The Exercise price is defined, for the period from and after the Separation Time, as an amount equal three (3) times the Market Price per ATS Common Share determined as of the Separation Time. For instance, if the Market Price at the Separation Time is $50 per share, the Exercise Price would be $150 and each Right would entitle the holder to acquire ATS Common Shares having an aggregate Market Price of $300 (i.e. twice the Exercise Price [2 x$150]) in exchange for cash consideration equal to the Exercise Price. In effect each shareholder (other than an Acquiring Person) will have the right, upon the occurrence of a Flip In Event, to acquire six (6) ATS Common Shares at a price equal to 50% of the Market Price, as determined for the purposes of the Rights Plan.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by the applicable certificates for ATS Common Shares or by the applicable book-entry form registration for the associated ATS Common Shares and will be transferable only together with, and will be transferred by a transfer of, such associated ATS Common Shares issued from and after the Effective Time and will not be transferable separately from ATS Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the ATS Common Shares.

Permitted Bid Requirements

The Rights Plan is “triggered” when a person acquires or announces its intention to acquire 20% or more of the ATS Common Shares, unless the take-over bid has been conducted in accordance with a stringent set of requirements outlined in the Rights Plan (a “Permitted Bid”) or the Rights Plan is waived by the Board.

The requirements for a Permitted Bid include the following:

•	The take-over bid must be made to all holders of record of ATS Common Shares, other than the acquiror;

•	take-over bid must contain an irrevocable and unqualified condition that no ATS Common Shares will be taken up or paid for:

•

prior to the close of business on a date that is not less than 105 days following the date of the bid, or such shorter minimum period as determined in accordance with section 2.28.2 or section 2.28.3 of National Instrument 62-104—Take-Over Bids and Issuer Bids (“NI 62-104”) for which a take-over bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-1 04) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104, and

•

unless at the close of business on the date ATS Common Shares are first taken up or paid for under such bid, more than 50% of the then outstanding ATS Common Shares held by Independent Shareholders shall have been tendered or deposited pursuant to the bid and not withdrawn;

•

Unless the take-over bid is withdrawn, securities may be tendered or deposited at any time during the period in which the take-over bid must remain open in accordance with the requirements of NI 62-104, and any securities tendered or deposited pursuant to the take-over bid may be withdrawn until taken up and paid for (subject to certain exceptions in the case of a partial take-over bid in accordance with the requirements of NI 62-104); and

•

If a majority of the outstanding ATS Common Shares held by Independent Shareholders have been tendered or deposited and not withdrawn as described above, the acquiror must make a public announcement of that fact and the take-over bid must be extended for a period of not less than 10 days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid, except that the minimum deposit period may be shorter as prescribed by NI 62-104.

Under the Rights Plan, “Independent Shareholders” means holders of any ATS Common Shares, other than (i) any Acquiring Person; (ii) any acquiror (other than any person who is not deemed to beneficially own the ATS Common Shares held by such person); (iii) any affiliate or associate of any acquiring person or acquiror; (iv) any person acting jointly or in concert with any acquiring person or acquiror; and (v) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of ATS or a subsidiary of ATS, including the RSU Acquisition Plan, unless the beneficiaries of the plan or trust direct the manner in which the ATS Common Shares are to be voted or withheld from voting or direct whether the ATS Common Shares are to be tendered to a take-over bid.

Permitted Lock-up Agreements

The Rights Plan requires that a person making a take-over bid structure any lock-up agreement so as to provide reasonable flexibility to the shareholder of the Corporation in order to avoid being deemed the beneficial owner of the ATS Common Shares subject to the lock-up agreement and potentially triggering the provisions of the Rights Plan.

Under the Rights Plan, a person will not be deemed to “beneficially own” any security where the holder of such security has agreed to deposit or tender such security pursuant to a “Permitted Lock-up Agreement”.

The Rights Plan defines a Permitted Lock-up Agreement as an agreement between a person and one or more holders of ATS Common Shares or convertible securities the terms of which are publicly disclosed and copy of which agreement is made available to the public (including the Corporation) not later than the date the lock-up bid is publicly announced or if the lock-up bid has been made prior to the date of which such agreement has been entered into then as soon as possible after it is entered into and in any event not later than the date following the date of such agreement, and pursuant to which each locked-up person agrees to deposit or tender ATS Common Shares or convertible securities

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

to the locked-up bid and which further permits the locked-up person to withdraw their ATS Common Shares in order to deposit or tender the ATS Common Shares to another take-over bid or support another transaction (i) where the price or value per security under the other take-over bid exceeds the price per security offered under the Permitted Lock-up Agreement; or (ii) if (A) the price or value per security under the other takeover bid or transaction exceeds the price or value per security offered under the lock-up bid by as much as or more than a specified amount and the specified amount is not greater than 7% of the offering price in the lock-up bid; or (B) the number of securities to be purchased under the other take-over bid or transaction exceeds the number of securities offered to be purchased under the lock-up bid by as much or more than a specified number of securities and the specified number of securities is not greater than 7% of the number of securities offered to be purchased under the lock-up bid, at a price or value per share, as applicable, that is not less than the price or value per share offered under the lock-up bid. In addition, in order to qualify as a Permitted Lock-Up Agreement under the Rights Plan, there can be no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of (i) the cash equivalent of 2.5% of the price or value payable under the lock-up bid to a locked-up person; and (ii) 50% of the amount by which the price or value payable under another take-over bid to a locked-up person exceeds the price or value of the consideration that such locked-up person would have received under the lock-up bid.

Waiver and Redemption

The Board may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of ATS Common Shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of ATS Common Shares. The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence or other circumstances, provided that the Acquiring Person that triggered such Flip-in Event reduces its beneficial holdings to 20% or less of the outstanding ATS Common Shares within 14 days (or 10 days if such acquisition was not inadvertent) or such other period as may be specified by the Board. With the majority consent of holders of ATS Common Shares or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board may redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 each.

Exemption for investment advisors

Investment advisors (for client accounts), managers of mutual funds, trust companies (acting in their capacity as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies), registered pension funds, plans or related trusts and their administrators or trustees, and Crown agents or agencies acquiring greater than 20% of the ATS Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Amendment

The Board may amend the Rights Plan with the approval of a simple majority of the votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board may, without such approval, correct clerical or typographical errors and, subject to such approval at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation. Moreover, the Board may amend the Rights Plan prior to its ratification at the Meeting with the concurrence of the Rights Agent.

Voting Requirements

At the Meeting, shareholders of the Corporation will be asked to consider and, if deemed appropriate, to pass the Rights Plan Resolution. In order for the Rights Plan to become effective, the Rights Plan Resolution must be approved by: (i) a simple majority of the votes cast at the Meeting in favour of the Rights Plan Resolution by all shareholders of the Corporation, whether in person or by proxy; and (ii) a simple majority of the votes cast at the Meeting in favour of the Rights Plan Resolution by the Independent Shareholders, whether in person or by proxy. As of the record date for the Meeting, based on publicly available information, to the knowledge of the Corporation there are no holders of ATS Common Shares that are not Independent Shareholders, other than those ATS Common Shares issuable under RSU Acquisition Plan, and therefore it is anticipated that all shareholders will be eligible to vote their Common Shares on the Rights Plan Resolution.

The text of the proposed resolution is as follows:

“BE IT RESOLVED THAT:

1.

The shareholder rights plan as set forth in the Shareholder Rights Plan Agreement dated June 30, 2023 between the Corporation and Computershare Investor Services Inc., as set out in Schedule “D” of the Corporation’s management information circular dated June 16, 2023, and the issuance of all rights issued pursuant to such shareholder rights plan, is hereby ratified, confirmed and approved, and

2.

Any one of the officers or directors of the Corporation be and is hereby authorized for and on behalf of the Corporation (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.”

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Recommendation of the Board of Directors

Shareholder rights plans have been adopted and reconfirmed by a large number of publicly held companies in Canada. The Rights Plan was adopted by the Board on June 30, 2023. In connection with the adoption of the Rights Plan, the CG&N Committee (as defined herein), which is composed solely of independent directors, also reviewed the Rights Plan and recommended its approval and adoption to the Board. As part of the process to review and approve the Rights Plan, the CG&N Committee and the Board considered (i) the objectives to be served by the adoption of such a plan; (ii) developments in shareholder rights plans and securities legislation; (iii) recent experience involving rights plans in the context of take-over bids; (iv) the policies of institutional shareholder proxy advisors on these plans; and (v) the terms and method of operation of the Rights Plan. The CG&N Committee and the Board also reviewed the Rights Plan for conformity with current practices of Canadian issuers with respect to shareholder rights plan design and determined that the Rights Plan is consistent with the latest generation of Canadian rights plans and is in the best interests of the Corporation and the shareholders.

Management and the Board recommend that shareholders vote FOR the ordinary resolution ratifying, confirming and approving the Rights Plan set forth above (the “Rights Plan Resolution”). The management proxyholders intend to vote FOR this resolution except in relation to securities held by a shareholder who instructs otherwise.

The Board reserves the right to alter any terms of the Rights Plan, with the concurrence of the Rights Agent, prior to its ratification and approval by shareholders at the Meeting if the Board determines that it would be in the best interests of the Corporation and its shareholders to do so in light of any developments subsequent to the date of this Circular. In such circumstance, a news release would be issued, and the amended Rights Plan would be filed on SEDAR and EDGAR and presented to shareholders for approval at the Meeting if the Board determines to amend the Rights Plan, or the Board could determine to not proceed with the Rights Plan at any time prior to the Meeting.

IV.	Board of Directors

1. Nominees for Election as Directors

The following tables set forth information with respect to each person proposed to be nominated for election as a director of the Corporation, including when they first became a director, their business background, Board committee memberships, meeting attendance, voting results from previous years’ meetings, other public company boards that they serve on, and the skills and experience they bring to the Board. It is noted that the number of meetings and meeting attendance in the tables below reference formal meetings where minutes were taken. The Board, its committees, and the individual directors participate in numerous additional informal correspondence and discussions throughout the year to advance the business of the Board and its committees. The tables also show the number of ATS Common Shares beneficially owned or controlled or directed, directly or indirectly, by such person, and the number of stock options, ATS deferred share units (“DSUs”) and restricted share units (“RSUs”) held by such person as at March 31, 2023. See “Compensation of Directors”, starting on page 28, for a full description of the ATS DSU Plan and see “Restricted Share Unit Plan”, on page 59, for a full description of the RSU Plan. The total $ value in the tables below is arrived at using the ATS Common Share price as of the close of trading on March 31, 2023. Under ATS’ shareholding guidelines for its directors, directors must hold ATS Common Shares and DSUs with an aggregate value of at least $371,600 and the Chairman must hold ATS Common Shares and DSUs with an aggregate value of at least $844,600 (the “Director Ownership Guidelines”). Directors will be in compliance with the Director Ownership Guidelines if they have achieved the applicable ownership threshold or if the deadline for compliance with the applicable Director Ownership Guidelines has not yet been reached. See “Compensation of Directors”, starting on page 28, for details. All individuals standing for election to the Board are incumbent directors who were elected to that position at last year’s annual meeting of shareholders, other than Ms. Sharon Pel. The Board is proposing Ms. Pel as a new nominee for the position of director. Please see Ms. Pel’s biography and qualifications below.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Age: 57

British Columbia, Canada

Independent

Principal Occupation:

Executive Vice President and Chief Digital Officer, Finning International

Became Director:

August 2020

Committee Memberships:

Audit and Finance

CG&N

Dave W. Cummings

Mr. Cummings is an experienced executive with an extensive background in digital, engineering, operations and commercial leadership, building this career in numerous international roles. Currently, Mr. Cummings is the Executive Vice President and Chief Digital Officer for Finning International, the world’s largest international Caterpillar Equipment dealership headquartered in Vancouver, Canada. At Finning, as well as leading the global technology, operations excellence, marketing and revenue management teams, Mr. Cummings has been the architect behind the creation of the new Finning Digital division. While with Finning, Mr. Cummings also spent almost three years based in Finning’s South America Headquarters in Chile supporting the business while the company implemented the corporate digital and technology strategies across all of its South American businesses. Mr. Cummings has been an active participant in audit committee and Safety, Health and Environmental matters at Finning. Mr. Cummings is a member of the executive management team that oversees the financial health of the business and has had financial accountability in many of his roles throughout his career. Both at Finning and with prior companies, Mr. Cummings has significantly advanced the companies’ cyber security capabilities and benchmarked performance in the protection of company data and assets. Prior to joining Finning, Mr. Cummings held C-suite and Technology leadership positions at Maxum Petroleum in Connecticut, USA, North America’s largest fuels and lubricants distribution company, and Univar in Seattle, Washington, an $11bn global industrial chemical distributor.

Mr. Cummings began his career in the oil and gas industry and spent 23 years with DuPont and ConocoPhillips. Mr. Cummings started his career in the UK and had an international career holding roles and assignments in numerous locations. While with ConocoPhillips, Mr. Cummings has held leadership roles in operations, engineering, technology, commercial and business development. This multi-national and multi-disciplined career with an emphasis on digital and technology positions Mr. Cummings to bring a very diverse perspective to the ATS Board. Mr. Cummings is a serving member of the board of directors of BCTech, a western Canada government-partnered not-for-profit organization dedicated to growing and scaling homegrown Canadian technology startups, and Sanctuary AI - a robotics and AI startup headquartered in Vancouver BC, where he is also a member of the Audit Committee. Mr. Cummings was educated in the United Kingdom and earned a BS (Honours) in Business Administration and an MBA in Business Management.

	Voting Results
Meeting Attendance			Year	Votes For	%	Votes Withheld	%
Overall Attendance		100%	2022	74,979,226	95.65	3,406,014	4.35
			2021	77,602,448	98.12	1,483,808	1.88
Board:	11 of 11	100%
Audit and Finance	5 of 5	100%
CG&N	3 of 3	100%

ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly
ATS Common Shares	Options	DSUs	Total $ Value	Achievement under Director Ownership Guidelines	Other Public Company Directorships
—	—	16,916	957,276	Yes	None

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Age: 56 Ontario, Canada Independent Principal Occupation: Corporate Director Became Director: August 2018 Committee Memberships: Audit and Finance (Chair) Human Resources

Joanne S. Ferstman

Ms. Ferstman currently serves as a corporate director. She has over 20 years of progressive experience in the financial industry. Over an 18-year period until her retirement in June 2012, she held several leadership positions with the Dundee group of companies, which operated in wealth management, resources and real estate verticals. She was responsible for financial and regulatory reporting, risk management and involved in mergers and acquisitions and strategic development and held the position of Chief Financial Officer for many years and latterly held the positions of Vice Chair of DundeeWealth Inc. and President and Chief Executive Officer of Dundee Capital Markets Inc. Prior to joining the Dundee group of companies, Ms. Ferstman spent five years at a major international accounting firm. She is a Chartered Professional Accountant and has a Bachelor of Commerce and Graduate Diploma in Public Accountancy from McGill University. She currently serves as the Chair of DREAM Unlimited Corp. (a real estate company). She also serves as lead director of Osisko Gold Royalties Ltd. (a mining royalty company), and as a director of Cogeco Communications Inc. (a communications company). Ms. Ferstman was formerly a director of Osisko Development Corporation and a trustee of DREAM Office REIT.

Ms. Ferstman brings a wealth of experience. She was CEO of Dundee Capital Markets Inc., a financial services company focused on investment banking, sales trading and financial advisory. She is a financial expert, being a CPA, having been a CFO of complex public companies for approximately 18 years, and an audit committee member/chair in various industries. Her capital markets experience was gained throughout her executive career at a financial company which operated in the capital markets and performed a variety of capital markets functions for clients. In addition, as a CFO of a public company, Ms. Ferstman dealt with many aspects of capital markets, debt and equity financings, research analysis, and M&A transactions. Ms. Ferstman’s international exposure includes having overseen operations in the USA and Europe. She has had the opportunity to deal with many aspects of executive compensation in her career. Her experience on various boards of directors has provided additional exposure to capital markets, international business, human resources, legal, and governance matters.

	Voting Results
Meeting Attendance			Year	Votes For	%	Votes Withheld	%
Overall Attendance		100%	2022	75,025,853	95.71	3,359,387	4.29
			2021	70,358,375	88.96	8,727,881	11.04
Board:	11 of 11	100%
Audit and Finance	5 of 5	100%
Human Resources	2 of 2	100%

ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly
ATS Common Shares	Options	DSUs	Total $ Value	Achievement under Director Ownership Guidelines	Other Public Company Directorships
5,000	—	39,087	2,494,883	Yes	DREAM Unlimited Corp., Osisko Gold Royalties Ltd. and Cogeco Communications Inc.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Age: 46 North Carolina, USA Non-Independent Principal Occupation: Chief Executive Officer (“CEO”) of ATS Became Director: May 2017 Committee Memberships: Strategic Opportunities

Andrew P. Hider

Mr. Hider is the Chief Executive Officer of ATS Corporation. He is an experienced executive with a track record of success founded on his ability to drive business growth and operational performance in complex business environments and across multiple industries including transportation, advanced technology, instrumentation and industrial products. Most recently, Mr. Hider served as President and CEO of the Taylor Made Group, LLC, a diversified global leader in the supply of innovative products and systems for marine, transportation, agriculture, and construction markets, a position he held from May 2016 through to February 2017. Prior to that, Mr. Hider served for 10 years at Danaher Corporation, a global science and technology company, initially joining Danaher as General Manager and Director of Dover and most recently serving as President of Veeder Root. Mr. Hider began his career with General Electric, serving in a number of areas over a six-year period including manufacturing, project management, procurement and finance, culminating in his appointment as General Manager of GE Tri-Remanufacturing. Mr. Hider currently serves as a member of the Board of Directors for Tennant Company. Mr. Hider holds a Bachelor of Science in Interdisciplinary Engineering and Management and a Master of Business Administration, both from Clarkson University.

Prior to joining ATS, Mr. Hider gained CEO experience at Taylor Made Group, LLC where he had responsibility for all aspects of the business. Mr. Hider has significant experience touching upon operations, manufacturing, sales and marketing, product management, innovation, international business, service, quality, continuous improvement, and M&A. This experience was gained through participation in an operational leadership program while at General Electric where he cycled through four different leadership roles, and full P&L leadership positions at four different companies while at Danaher Corporation, those group companies being involved in fuel management, application-specific X-ray analyzers, instrumentation, and motion technology. Some specific projects that Mr. Hider led include acquisitions, brand rationalization, sales force execution, quality improvements, continuous improvement, strategy development, and a successful acquisition of a SaaS business that enabled a total smart solution with hardware and cloud-based software solutions.

	Voting Results
Meeting Attendance			Year	Votes For	%	Votes Withheld	%
Overall Attendance		100%	2022	77,830,008	99.29	555,232	0.71
			2021	79,052,442	99.96	33,814	0.04
Board:	11 of 11	100%
Strategic Opportunities	1 of 1	100%

ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly
ATS Common Shares	Options	RSUs	Total $Value		Achievement under Director Ownership Guidelines	Other Public Company Directorships
196,610	412,502	299,571	28,078,883	[1]	Yes	Tennant Company

1

Mr. Hider, being the CEO of ATS, is not subject to the Director Ownership Guidelines, but is subject to specific ownership requirements. See “Executive Share Ownership Requirements” on page 44 for details. This number reflects the value of ATS Common Shares and RSUs only and is the number used to determine compliance with the ownership requirements. The RSU number includes both performance-based RSUs (199,714) and time-vested RSUs (99,857) and assumes 100% achievement against the performance metrics. Mr. Hider, being the CEO of ATS, is not eligible for and does not participate in the ATS DSU Plan. Of the $28,078,883 total value stated above, $11,126,160 represents the value of ATS Common Shares and $5,650,908 represents the value of time-vested RSUs, totaling $16,777,068; the remaining $11,301,815 represents the value of performance-based RSUs.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Age: 57 Ulm, Germany Independent Principal Occupation: Non-executive board member of several companies Became Director: October 2017 Committee Memberships: Audit and Finance CG&N

Kirsten Lange

Ms. Lange, a German citizen, has more than 30 years of business experience in top management and in consulting across many of the geographies ATS serves, including Germany and China. Most recently, she was the CEO of Fritsch Holding AG, a mid-sized German machinery company. Before that, she served as a member of the Management Board of Voith Hydro, where she was responsible for growing the Automation and Service divisions as well as for developing new digital business models. Previous to that, Ms. Lange spent 22 years with the Boston Consulting Group (BCG), based in Munich, Germany, where she worked as a Partner and Managing Director with over 100 companies in sectors such as machine and plant construction, chemicals, automotive, energy, packaged consumer goods and many more. During her time with BCG she spent two years in Shanghai, running the local office and developing the Chinese market. Ms. Lange was a member of the Board of Directors and Audit Committee of Heidelberger Druckmaschinen AG from 2015 to 2020 and is currently serving as Chair of the Supervisory Board and member of the Audit Committee of Blue Cap AG and Chair of Terrafend Ltd. Ms. Lange graduated from the University of Munich with a degree in Journalism and earned a Master of Business Administration from INSEAD/France, where she is also teaching in the MBA program as Adjunct Professor.

Ms. Lange brings to ATS a broad skill set including: her experience as a CEO at Fritsch Holding AG, overseeing all aspects of the business; direct experience in operations, manufacturing, sales and marketing, R&D/technology, and digital offerings at Voith Hydro, where she was responsible for the after-market business, automation business, running a sales and marketing organization, product management of turbines, generators and complete power plants, and development of new digital offerings. At BCG, Ms. Lange gained human resources experience, being responsible for career development in Germany and leading the European women’s initiative. Having lived and worked in China for two years, and having spent several months in each of the USA, Russia, Brazil, Israel, UK, and Thailand (among others), Ms. Lange brings a unique international perspective. In addition to Ms. Lange’s exposure to financial matters throughout her career, financial experience was also gained by way of an MBA specialization in corporate finance, and having been a member of the Audit Committee of Heidelberger Druckmaschinen AG.

	Voting Results
Meeting Attendance			Year	Votes For	%	Votes Withheld	%
Overall Attendance		100%	2022	74,980,492	95.66	3,404,748	4.34
			2021	77,602,021	98.12	1,484,235	1.88
Board:	11 of 11	100%
Audit and Finance	5 of 5	100%
CG&N	3 of 3	100%

ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly
ATS Common Shares	Options	DSUs	Total $ Value	Achievement under Director Ownership Guidelines	Other Public Company Directorships
—	—	43,224	2,446,046	Yes	Blue Cap AG Terrafend Ltd

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Age: 59

Connecticut, USA

Independent

Principal Occupation:

Principal of Mason Capital Management LLC

Became Director:

September 2007

Committee Memberships:

Human Resources (Chair)

Strategic Opportunities

Michael E. Martino

Mr. Martino is a founder and principal of Mason Capital Management. Mr. Martino began his investment career at Oppenheimer & Company where he was responsible for risk arbitrage research; he ended his tenure at Oppenheimer as Executive Director, Risk Arbitrage. He began his business career at GE Capital Corporation where he held positions in information systems and business analysis. He was formerly a director of Spar Aerospace Limited, a publicly-traded aerospace company. Mr. Martino graduated from Fairfield University with a degree in Political Science and earned a Master of Business Administration in Finance from New York University’s Stern School of Business.

Mr. Martino has gained over 20 years’ experience at a CEO level through his involvement in Mason Capital. Eight years at General Electric exposed him to the manufacturing industry. Beginning at Oppenheimer & Company, Mr. Martino has worked in the capital markets for the last 27 years. From an international perspective, Mr. Martino has been involved with USA and Canadian investments, including holding board positions, and has overseen global investments throughout his career.

	Voting Results
Meeting Attendance			Year	Votes For	%	Votes Withheld	%
Overall Attendance		100%	2022	71,911,711	91.74	6,473,529	8.26
			2021	73,449,848	92.87	5,636,408	7.13
Board:	11 of 11	100%
Human Resources	2 of 2	100%
Strategic Opportunities	1 of 1	100%

ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly
ATS Common Shares[1]	Options	DSUs	Total $ Value[2]	Achievement under Director Ownership Guidelines	Other Public Company Directorships
18,189,325	—	71,839	24,661,300	Yes	None

1

Mr. Martino is an officer of Mason Capital Management LLC, which exercises control or direction as a portfolio manager to certain investment funds and managed accounts that own or exercise control over 17,825,375 ATS Common Shares. Mr. Martino personally holds a further 363,950 ATS Common Shares.

2	This represents the value of Mr. Martino’s DSUs and personal holdings of ATS Common Shares.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Age: 69 Quebec, Canada Independent Principal Occupation: Counsel, McCarthy Tétrault LLP Became Director: March 2010 Committee Memberships: CG&N (Chair) Human Resources

David L. McAusland

Mr. McAusland, the Chairman of the Board of Directors, is a corporate advisor, lawyer and experienced corporate director and senior executive. Mr. McAusland is counsel to the law firm McCarthy Tétrault and was previously Executive Vice-President, Corporate Development and Chief Legal Officer of Alcan Inc., where he provided leadership on its worldwide mergers, growth strategies, major transactions and capital investments.

Mr. McAusland currently acts as a director of several private corporations in addition to being the Chairman of ATS Corporation. Mr. McAusland received his B.C.L. in 1976 and his LL.B. in 1977, both from McGill University. In 2002, he was awarded the Queen Elizabeth II Jubilee Medal in recognition of service to the community, in 2015 he was conferred the title Advocatus Emeritus (Ad. E.) by the Quebec Bar and in 2020 he received the distinction of Fellow of the Institute of Corporate Directors (F. ICD) by the Institute of Corporate Directors.

With his 40-year career, Mr. McAusland brings to ATS deep experience in the strategic issues facing a wide variety of businesses, both domestically and internationally, based on a broad variety of perspectives including as a senior executive of a large multi-national business, corporate director, lawyer and strategic advisor. Mr. McAusland is highly knowledgeable in all matters of corporate governance; his roles as a corporate director go back over 20 years and include membership on human resource and compensation committees as well as audit committees and roles as board chair. He has designed and led many high-value-at-stake strategic initiatives and transactions, both friendly and contested as well as domestic and international, and he has spent much of his career with close involvement in the capital markets and corporate finance issues and initiatives. Mr. McAusland also brings experience as a leader of successful government relations initiatives and the development of strategies based on stakeholder alignment.

	Voting Results
Meeting Attendance			Year	Votes For	%	Votes Withheld	%
Overall Attendance		100%	2022	66,833,173	85.26	11,552,067	14.74
			2021	75,295,262	95.21	3,790,994	4.79
Board:	11 of 11	100%
CG&N	3 of 3	100%
Human Resources	2 of 2	100%

ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly
ATS Common Shares	Options	DSUs	Total $ Value	Achievement under Director Ownership Guidelines	Other Public Company Directorships
10,000	—	200,204	11,895,444	Yes	None

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Age: 66 Ontario, Canada Independent Principal Occupation: Board Member Became Director: N/A (new nominee) Committee Memberships: N/A

Sharon C. Pel[1]

Ms. Pel is an experienced board member, trustee and senior executive. She has more than 40 years’ experience as a strategic business advisor, with extensive expertise in governance, securities regulatory and policy matters, and corporate, commercial and securities law. Ms. Pel was SVP, Group Head Legal and Business Affairs at TMX Group from 2003 until 2015, where she was responsible for advising the TMX board and executive management on all aspects of its governance, operations, growth strategies and legal and regulatory affairs. Prior to that, she was a partner at Torys LLP, an international business law firm.

Ms. Pel was appointed to the Board of Trustees of OPTrust in February 2017, served as Chair from 2020 to 2022, as Vice-Chair from 2018-2020 and is a current Board member. Ms. Pel is the past Board Chair of Canadian Feed the Children and a current Board member. She sat on the board of IPL Plastics Inc. from June 2018 to November 2020, when it was taken private. She has a BA from the University of Toronto and an LLB from the University of Ottawa. She is also an Institute Certified Director (ICD. D) from the Institute of Corporate Directors, holds a Certificate in Pension Law from Osgoode Hall Law School, and has completed the Pension Governance Education Program at the International Centre for Pension Management at the University of Toronto Rotman School of Management.

Ms. Pel brings a broad range of experience to ATS. She has a deep knowledge of corporate governance in Canada and internationally. She has been involved in capital markets throughout her career, advising public and private companies on debt and equity financings, M&A transactions and securities regulatory matters. Ms. Pel has been involved in addressing the strategic issues challenging a wide array of businesses in Canada and abroad. She has participated in many high-stakes strategic initiatives to advance the interests of various businesses and their stakeholders, through to successful conclusions.

Voting Results
Meeting Attendance		Year	Votes For	%	Votes Withheld	%
Overall Attendance	N/A	2022	N/A	N/A	N/A	N/A
		2021	N/A	N/A	N/A	N/A
Board	N/A

ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly
ATS Common Shares	Options	DSUs	Total $ Value	Achievement under Director Ownership Guidelines		Other Public Company Directorships
—	—	—	—	Yes	[2]	None

1	Ms. Pel is being nominated for election as a director at this Meeting.
2	Ms. Pel is not currently a director of ATS and, if elected, will have five years from the date of election to achieve the Director Ownership Guidelines.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Age: 72

Basingstoke, United Kingdom

Independent

Principal Occupation:

Chairman Emeritus of Danaher’s European Board and Vice President Corporate Development, Danaher Corporation

Became Director:

August 2018

Committee Memberships:

Strategic Opportunities (Chair)

Philip B. Whitehead

Mr. Whitehead is an experienced business leader. He is currently Chairman Emeritus of Danaher’s European Board and Vice President Corporate Development of the Danaher Corporation, a global science and technology company. Since joining Danaher in 1992, Mr. Whitehead has held a number of executive and operational roles beginning with Managing Director of Veeder Root Europe. In his current position, he supports Danaher’s mergers and acquisition activity in Europe and selected high growth markets. Earlier in his career, Mr. Whitehead worked in senior sales and marketing roles at Procter and Gamble, Hovis Marketing, and Unilever. He also operated his own management consultancy business. Mr. Whitehead has a Diploma in Marketing, Accounting and Finance from Bournemouth College, UK. Mr. Whitehead also served as a director of Mason Industrial Technology, a special purpose acquisition company.

Mr. Whitehead is skilled in overseeing businesses, having held CEO/ managing director roles at several public and private companies in the UK and one in Switzerland. He has operations, manufacturing and lean operations experience through the many roles he has had within Danaher group companies, including Veeder Root, Gems Sensors, and others. Mr. Whitehead’s capital markets experience was gained from his involvement in the listing of Micrelec as a UK public company, serving as Chairman of Nobel Biocare whilst it was publicly listed in Switzerland and through the many public to private deals completed as the lead on Danaher’s prolific M&A record where he has been Managing Director of Corporate Development in Europe for the last 20 years. Mr. Whitehead sees his main skill set as lying within sales and marketing where he has held many senior responsibilities, including Brand Manager at Procter and Gamble, National Sales Manager at Unilever, and Marketing Director at Micrelec PLC. Internationally, he has had roles covering many geographies, including EU, South Africa, Australia, Middle East, Russia, Turkey, Hong Kong and parts of Asia and South America.

	Voting Results
Meeting Attendance			Year	Votes For	%	Votes Withheld	%
Overall Attendance		100%	2022	77,204,089	98.49	1,181,151	1.51
			2021	76,268,022	96.44	2,818,234	3.56
Board:	11 of 11	100%
Strategic Opportunities	1 of 1	100%

ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly
ATS Common Shares	Options	DSUs	Total $Value	Achievement under Director Ownership Guidelines	Other Public Company Directorships
—	—	27,483	1,555,263	Yes	None

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

2. Compensation of Directors

PHILOSOPHY

The Human Resources Committee is responsible for benchmarking and designing the directors’ compensation program. The Committee, with the assistance of an independent advisor, Hugessen Consulting, reviews director compensation periodically to affirm the ongoing competitiveness of the program. A summary of Hugessen Consulting’s mandate, services, and fees are set out below under the heading “Human Resources Committee Governance - External Consultants and Advisors” on page 43.

The overall objective of the Human Resources Committee is to ensure the director compensation program:

•	Attracts and retains the services of highly qualified individuals

•	Compensates the directors in a manner that is competitive with comparable peers and commensurate with the risks and responsibilities assumed by Board and committee members

•	Aligns the interests of the directors with Shareholders

FEES AND RETAINERS

During fiscal 2023, the compensation program for all non-executive members of the Board other than those members associated with Mason Capital Management LLC (“Mason”) was as follows:

Pay Component	Component	Amount in U.S. Dollars
Director Fees	Annual Cash Retainer	$55,000
	Annual Equity Retainer	$110,000
Chairman of the Board Fees	Annual Cash Retainer	$125,000
	Annual Equity Retainer	$130,000
Additional Committee Chair Fees	Audit and Finance	$20,000
	Human Resources	$15,000
	CG&N	$10,000
	Strategic Opportunities	$15,000
Additional Committee Member Fees		$5,000
Travel Fee (per in-person meeting for directors travelling from outside North America to attend meetings in North America)		$1,500

ATS does not pay per meeting fees to its directors.

In connection with a capital markets advisory services agreement with Mason, Mr. Martino, being associated with Mason, waived any fees to which he may have otherwise been entitled for serving as a member of the Board or as a member of any committee of the Board. See “Interests of Informed Persons in Material Transactions” on page 60 for details.

EQUITY-BASED COMPENSATION

Equity-based compensation for our Directors is awarded in the form of DSUs. DSUs, which are granted pursuant to our Directors’ Deferred Share Unit Plan (“ATS DSU Plan”), track the value of the ATS Common Shares. DSUs are credited to an individual director’s account upon the applicable conversion date following their grant but they do not vest and are not payable until after a director departs from the Board, at which time they are paid out in cash equal to the number of DSUs then held multiplied by the price of the ATS shares at the time the DSUs are paid. DSUs are subject to a pro rata claw-back in the event a director ceases to be a director during a period in respect of which the director received a DSU grant.

Under the ATS DSU Plan, eligible non-executive directors can be granted DSUs as a component of compensation and can also elect to receive all or a portion of their annual remuneration in the form of DSUs or cash or any combination thereof.

The compensation program for directors does not include entitlement to stock options. None of the directors, other than Mr. Hider, our CEO, have any entitlement under any stock options. As DSUs granted under the ATS DSU Plan do not vest and are not payable until after a Director departs from the Board, the following table represents the directors’ unvested share-based awards.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

	Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price[1] ($)	Option Expiration Date[2]	Value of Unexercised In-The-Money Options[3] ($)	Common Shares or Units of ATS Common Shares that Have Not Vested (#)		Market or Payout Value of Share-Based Awards That Have Not Vested ($)		Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)
Dave W. Cummings	—		—	—	—	16,916	[5]	957,276	[6]	—
Joanne S. Ferstman	—		—	—	—	39,087	[5]	2,211,933	[6]	—
Andrew P. Hider	104,111	[4]	35.78	May 30, 2029	2,166,550	—		—		—
	108,404	[4]	30.07	May 31, 2028	2,874,874	—		—		—
	123,887	[4]	20.22	August 20, 2027	4,505,770	—		—		—
	76,100	[4]	20.89	May 27, 2026	2,716,770	—		—		—
	—		—	—	—	199,714	[7]	11,301,815	[8]	—
	—		—	—	—	99,857	[9]	5,650,908	[10]	—
Kirsten Lange	—		—	—	—	43,224	[5]	2,446,046	[6]	—
Michael E. Martino	—		—	—	—	71,839	[5]	4,065,369	[6]	—
David L McAusland	—		—	—	—	200,204	[5]	11,329,544	[6]	—
Sharon C. Pel	—		—	—	—	—	[5]	—	[6]	—
Philip B. Whitehead	—		—	—	—	27,483	[5]	1,555,263	[6]	—

1

The 1995 Stock Option Plan and 2006 Stock Option Plan (together, the “Stock Option Plans”) provide that the exercise price of all stock options granted under the Stock Option Plans shall not be less than the market price. Market price refers to the volume weighted average trading price at which the ATS Common Shares traded on the five completed trading days immediately preceding the effective date of the grant.

2	The stock options set out in the table expire on the seventh anniversary of the grant date.
3

The value of unexercised in the money stock options was calculated based on the difference between the market value of the ATS Common Shares as at March 31, 2023 and the exercise price of the stock options.

4	These traditional time-vested stock options granted under the Stock Option Plans become exercisable as to 25% on each of the first, second, third and fourth anniversaries of the date of grant.
5	Each DSU is a notional security equivalent in value to one ATS Common Share. A cash payment equal to the market value of the vested DSUs on the applicable payment date is paid upon redemption.
6	The market or payout value of each unvested DSU grant at March 31, 2023 was calculated by multiplying the number of DSUs by the ATS share price at closing of markets on March 31, 2023.
7	These performance-based RSUs are granted under the RSU Plan vest on a specified date, conditional upon successful achievement of certain financial and share price targets.
8

The market or payout value of each unvested performance-based RSU grant at March 31, 2023 was calculated by multiplying the number of RSUs by the ATS share price at closing of markets on March 31, 2023. These numbers reflect management’s estimate that the performance criteria would be achieved at 100% of the target. As no performance criteria had measurement dates that fell on or before the end of fiscal 2023, the minimum payout value under each grant is $0. However, management believes a value based on 100% achievement of performance criteria provides more useful disclosure. See “Summary of Compensation Program” on page 45 for a description of potential performance-based vesting outcomes.

9	These time-vested RSUs are granted under the RSU Plan vest on a specified date.
10	The market or payout value of each unvested RSU grant at March 31, 2023 was calculated by multiplying the number of RSUs by the ATS share price at closing of markets on March 31, 2023.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

SUMMARY OF DIRECTOR COMPENSATION

The following table sets out all amounts of compensation provided to the incumbent non-executive directors of the Corporation for the year ended March 31, 2023.

Name	Fees Earned and Paid in cash[1] ($)	Compensation Granted under ATS DSU Plan[2] ($)	Option-Based Award ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Dave W. Cummings	—	223,825	—	—	—	—	223,825
Joanne S. Ferstman	—	243,010	—	—	—	—	243,010
Kirsten Lange	—	223,825	—	—	—	—	223,825
Michael E. Martino[3]	—	—	—	—	—	—	—
David L McAusland (Chairman of the Board)	—	345,330	—	—	—	—	345,330
Philip B. Whitehead	44,765	185,455	—	—	—	—	230,220

1	Fees earned and paid in cash were converted co Canadian dollars using the exchange rate applied at the time of and in connection with DSU grants, being U.S. $1.00 = C. $1.279.
2	Compensation granted under the ATS DSU Plan is valued using the five-day average closing price of ATS Common Shares immediately preceding the date of grant.
3	See “Compensation of Directors,” starting on page 28, addressing the waiver of director fees by a director associated with Mason and the payment of advisory services fees to Mason.

SHARE OWNERSHIP GUIDELINES

The Corporation requires its non-executive directors to have a minimum shareholding of ATS Common Shares (and/or DSUs) having an aggregate value of not less than five times the annual Board cash retainer (excluding committee-related retainers), based on the higher of the price at the date of purchase/grant and the current market price. Directors have a period of five years from election to the Board in which to meet the Director Ownership Guidelines. The table below shows each incumbent non-executive director’s achievement against this target, based on the ATS Common Share price as of March 31, 2023.

Name	ATS Common Shares[1]	DSUs[2]	Total # of Common Shares and DSUs	Total $ Value of ATS Common Shares and DSUs[3]	Applicable Director Ownership Guideline ($)[4]	Meets Share Ownership Target?
Dave W. Cummings	—	16,916	16,916	957,276	371,500	Yes
Joanne S. Ferstman	5,000	39,087	44,087	2,494,883	371,500	Yes
Kirsten Lange	—	43,224	43,224	2,446,046	371,500	Yes
Michael E. Martino	363,950	71,839	435,789	24,661,300	371,500	Yes
David L McAusland	10,000	200,204	210,204	11,895,444	844,400	Yes
Philip B. Whitehead	—	27,483	27,483	1,555,263	371,500	Yes

1

The information as to ATS Common Shares beneficially owned or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

2	Each DSU is a notional security equivalent in value to one ATS Common Share. A cash payment equal to the market value of the vested DSUs on the applicable payment date is paid upon redemption.
3	Total dollar value is based on the market price of the ATS Common Shares as of March 31, 2023.
4	An exchange rate of U.S. $1.00 = C. $1.351 was used to convert U.S. dollar Director Ownership Guidelines to Canadian dollars.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE FISCAL YEAR

The following table sets out the value of all ATS DSU Plan awards vested or earned by the incumbent directors of the Corporation during the year ended March 31, 2023. Mr. Hider does not participate in the ATS DSU Plan, it being available only to non-executive directors.

Name	Option-Based Awards - Value Vested During the Year ($)	Share-Based Awards - Value Vested During the Year[1] ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Dave W. Cummings	—	223,825	—
Joanne S. Ferstman	—	243,010	—
Kirsten Lange	—	223,825	—
Michael E. Martino[2]	—	—	—
David L. McAusland	—	345,330	—
Philip B. Whitehead	—	185,455	—

1

These amounts refer to compensation earned during the fiscal year and received by way of DSUs. Compensation granted under the ATS DSU Plan is valued using the five-day average closing price of ATS Common Shares immediately preceding the date of grant. Such DSUs will be paid out in cash following retirement of the director in accordance with the ATS DSU Plan.

2	See “Compensation of Directors,” starting at page 28, addressing the waiver of director fees by Michael E. Martino who is associated with Mason and the payment of advisory services fees to Mason.

3. Directors and Officers’ Liability Insurance

The Corporation has purchased insurance for the benefit of the Corporation’s and its subsidiaries’ directors and officers against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the OBCA. During fiscal 2023, the policy provided coverage to directors and officers in the aggregate of U.S. $75 million. Premiums in the amount of U.S. $420,250 were paid by the Corporation. In fiscal 2023, the maximum deductible under the policy was U.S. $150,000 in respect of any loss by the Corporation.

The by-laws of the Corporation provide for the indemnification of directors and officers from and against any liability and costs in connection with any action or suit against them in respect of the execution of their duties of office, subject to the limitations contained in the OBCA, and the Corporation has entered into indemnification agreements with each of its directors.

V. Statement of Corporate Governance Practices

Corporate governance encompasses the implementation and maintenance of appropriate structures, processes and controls for the direction and control of the Corporation, providing a framework under which it can pursue its business objectives, while taking into account the interests of its stakeholders. Proper corporate governance demands that we conduct ourselves in an ethical manner and in compliance with laws and regulations. Appropriate corporate governance is a focus of ATS and its Board. Below is a description of the Corporation’s approach to corporate governance.

Board of Directors

MANDATE

The Board is responsible for providing independent oversight of the management of the business and affairs of the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chair and officers of the Corporation, as more particularly described in the mandate adopted by the Board (the “Board Mandate”).

As set out in the Board Mandate updated as of May 20, 2020, the Board has established four committees to assist the Board with its responsibilities: the Audit and Finance Committee; the CG&N Committee; the Human Resources Committee; and the Strategic Opportunities Committee. Each of the four committees has a charter defining its responsibilities.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

The Board Mandate is attached as Schedule “B” to this Circular. Summary of Key Responsibilities of the Board:

•	oversee the management of the business and affairs of ATS;

•	provide direction to senior management to pursue the best interests of the Corporation;

•	oversee the strategic plan for ATS;

•	oversee the risk management program;

•	oversee the Corporation’s approach to ESG matters;

•	with input from the Audit and Finance Committee, review and approve consolidated financial statements and oversee financial controls;

•	review and approve equity grants and material transactions;

•	with input from the Human Resources Committee, oversee human resources management and executive compensation; and

•	with input from the CG&N Committee, oversee corporate governance activities, director nominations, and Board, committee and director evaluations.

INDEPENDENCE

National Instrument 58-101 – Disclosure of Corporate Governance Practices provides that a director is “independent” if he or she has no direct or indirect material relationship with the Corporation. A material relationship is in turn defined as a relationship that could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment. In addition, the Board is required to affirmatively determine the independence of any director within the meaning of similar applicable rules promulgated by the New York Stock Exchange (“NYSE”) and the SEC. In determining whether a particular director is independent or non-independent, the Board considers the factual circumstances of each director in the context of these definitions.

The following table describes the independence status of each member of the Board and, where applicable, the reasons for the Board’s determination that a particular director is not independent.

Name	Not Independent	Independent	Reason for Not Independent
Dave W. Cummings		X	—
Joanne S. Ferstman		X	—
Andrew P. Hider	X		CEO of ATS
Kirsten Lange		X	—
Michael E. Martino		X	—
David L. McAusland		X	—
Philip B. Whitehead		X	—

As of April 1, 2014, the Corporation entered into a letter agreement with Mason pursuant to which, based on its expertise, Mason agreed to provide ATS with ongoing strategic and capital markets advisory services for an annual fee of U.S. $500,000. This arrangement is reviewed from time to time by the Board, with the exception of any Board member(s) affiliated with Mason. As an important element of this letter agreement, Mason agreed to cause Mr. Martino, the member of the Board who is associated with Mason, to waive, and such director has waived, any fees to which he may have otherwise been entitled for serving as a member of the Board or as a member of any committee of the Board. Given that the services to be provided by Mason are aligned with creating shareholder value for all shareholders and that, as of the date of this Circular, Mason is a significant shareholder, exercising direction or control over 18.0% of outstanding ATS Common Shares, and that the annual fee payable to Mason constitutes less than 0.07% of the value of such ATS Common Shares held by Mason as at the date of this Circular, the Board has determined that the advisory relationship cannot be reasonably expected to interfere with such member’s independent judgment and that Mr. Martino is therefore independent.

At the end of each regularly scheduled meeting of the Board (typically in-person meetings) and at the request of a Board member at any other Board or committee meeting, the independent members of the Board meet without management present. During the year ended March 31, 2023, six such regularly scheduled meetings were held at which independent directors met in camera.

Currently, the directors and proposed directors listed below serve as directors or trustees on the boards of the public companies listed opposite such directors’ names. No Board members or proposed Board members sit on the same public company board.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Director/Trustee	Public Company
Joanne S. Ferstman	DREAM Unlimited Corp., Osisko Gold Royalties Ltd., and Cogeco Communications Inc.

Andrew P. Hider	Tennant Company

Kirsten Lange	Blue Cap AG, Terrafend Ltd.

The Board Mandate requires that the Chair of the Board be an independent Board member. The Chairman of the Board, David McAusland, is an independent director. The Chair is responsible for, among other things, facilitating the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities.

ETHICAL BUSINESS CONDUCT

The Board has adopted a written Code of Business Conduct (the “Code”) for the Corporation’s directors, officers and employees that sets out the Board’s expectations for the conduct of such persons in their dealings on behalf of the Corporation. The Board has established anonymous reporting procedures in order to encourage employees, directors and officers to raise concerns regarding matters addressed by the Code on a confidential basis free from discrimination, retaliation or harassment. Employees who violate the Code may face disciplinary actions, including dismissal.

The Code makes it the responsibility of every director, officer and employee of the Corporation to understand the Code. Any such person who becomes aware of a violation of the Code by anyone working for the Corporation must report such knowledge as provided for in the Code, including the option of reporting through the anonymous employee hotline service. On a quarterly basis, the Audit and Finance Committee is provided with a report outlining issues raised through the employee hot line. The Code is accessible on our website at www.atsautomation.com and through SEDAR at www.sedar.com.

POSITION DESCRIPTIONS

The Board has developed written position descriptions for the Chairman of the Board and the chairs of each committee of the Board. The Board has also developed a written position description for the CEO.

DIRECTOR TENURE

It is proposed that each of the persons elected as a director at the Meeting will serve until the close of the next annual meeting of the Corporation or until his or her successor is elected or appointed. The Board has not adopted a term limit for directors. The Board believes that the imposition of director term limits on a board may discount the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members. The CG&N Committee considers and assesses Board and committee composition on a regular basis with the objective of ensuring the Board and its committees are composed of persons having the diversity, knowledge, experience, skills and expertise necessary for effective governance of the Corporation.

STRATEGIC PLANNING

The Board reviews and provides input in relation to the Corporation’s strategic plan. This is achieved in part through an annual strategic planning session. The Board is provided with materials in advance and the meetings are designed to encourage extensive dialogue on various aspects of the Corporation’s strategy and available alternatives. The Board, together with management, would typically re-evaluate the current strategic objectives in light of ATS’ progress against that strategy, take into consideration the current external environment, and then consider and set the strategy going forward.

RISK MANAGEMENT

The Board is responsible for overseeing the identification of material risks associated with the Corporation’s business and operations and the implementation by management of systems to manage those risks. A more detailed listing of risks associated with our business can be found in our Annual Information Form, available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

The Audit and Finance Committee is responsible for monitoring the management of the Corporation’s principal risks impacting financial reporting. This mandate is fulfilled, in part, through regular testing by ATS’ internal audit function of internal controls and compliance with internal policies.

The Human Resources Committee is tasked with overseeing the development of compensation policies and practices that do not encourage excessive risk-taking. See “Compensation Principles and Risk Mitigation” on page 43 of this Circular for details.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

SUSTAINABILITY AND ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Board oversees and is responsible for the Corporation’s approach to ESG matters, including as it pertains to ESG specific opportunities, risks and strategies. The Board works with management to receive input on such matters and management is responsible for the implementation of ESG strategies. ATS has committed to a long-term Sustainability strategy, which includes all of our operations worldwide, and we fully embedded ESG as a Board priority and moved to develop clear lines of accountability for developing ESG policy and tracking our performance with the launch of adopting specific targets in our 2021 Sustainability Report, and with new targets added in 2022. This oversight includes the review of ATS’ key sustain ability disclosures and our annual sustainability report. Additionally, through periodic updates, the Board is provided with reports from management on the progress of ESG strategies, risks and opportunities.

Our ESG strategy was updated in 2022 through a materiality assessment that reviewed and tested the sustainability themes that matter most to both our internal and external stakeholders. This materiality assessment process yielded nine primary areas of focus for our sustainability reporting within the overarching categories of Environment, Social, and Governance. As it relates to the Environment, we continue to focus on the impact of our operations in areas such as carbon emissions and energy consumption, as well as defining targets for diverting non-hazardous waste, all to advance our environmental stewardship, and to continue to reduce our impact on the environment. Under the category of Social, our people strategy incorporates several elements key to the continued development of our most important resource: people. Measures around the safety, wellness, uniqueness and belonging of our employees will allow us to intentionally develop and enhance new strategies to develop our workforce, reduce risk of injury, and foster an environment that is inclusive and safe. We also continue our focus on social responsibility through active engagement and investment in our local communities, as well as strengthening responsible partnerships with our suppliers to foster human rights, ethics, and sustainable procurement across our supply chain – all enabling us to positively impact the communities where we live and work. Our approach to Governance reinforces our commitment to financial stability through sustainable profitability, efficiency, and innovation. Our good governance practices are intended to build trust with our stakeholders, ensuring proper oversight and accountability. Combined, these elements make a significant contribution to enabling ATS to meet the needs and expectations of our employees, our customers, our communities, and our shareholders.

ATS is committed to releasing an annual sustainability report and to continuously increasing the transparency and accountability of our ESG disclosures. Key highlights of ATS’ 2022 Sustainability Report include:

•

Advancing 2030 sustainability targets: These specific and measurable targets address ATS’ business and people priorities, with new targets added in 2022. The sustainability targets include becoming carbon neutral, increasing women in leadership, reducing workplace injuries, ensuring ethical business training for all employees, and expanding ATS’ engagement with the communities where it operates.

•

Supporting the United Nations Sustainable Development Goals (“SDGs”): By virtue of ATS’ products and services and its governance, leadership and strategy, the Corporation is playing a constructive role in a variety of areas that advance SDGs with particular focus on: SDG 3: Good Health and Well-Being, SDG 5: Gender Equality, SDG 12: Responsible Consumption and Production, and SDG 13: Climate Action.

•

Aligning with Sustainability Accounting Standards Board (“SASB”) framework: To prepare the report, ATS aligned its management approach and performance disclosures to SASB’s Industrial Machinery and Goods Standard. The Corporation believes this approach enables greater focus on material metrics and facilitates comparison across its peer group.

For additional information regarding ATS’ 2022 Sustainability strategy, see the ATS Sustainability Report, available at

https://investors.atsautomation.com/sustainability/default.aspx. We will continue to share our progress in our annual 2023 Sustainability Report, which you will be able to find at https://investors.atsautomation.com/sustainability/default.aspx later this year.

Audit and Finance Committee

The Audit and Finance Committee currently comprises three directors of the Corporation: Joanne Ferstman {Chair), Dave Cummings and Kirsten Lange, all of whom are independent within the meaning of applicable Canadian and U.S. securities laws, including the rules of the stock exchanges upon which the Corporation’s securities are listed and all of whom are financially literate for the purposes of National Instrument 52-110 – Audit Committees.

Summary of Key Responsibilities of the Audit and Finance Committee and for the purposes of applicable requirements of the SEC and the NYSE:

•	monitor the integrity of the Corporation’s consolidated financial statements;

•	oversee the accounting and financial reporting practices of the Corporation;

•	oversee the audits of the Corporation’s consolidated financial statements;

•	approve non-audit services to be performed by the external auditor;

•	review employee hot line reports;

•	oversee the development of financial strategies, including capital structure; and

•	monitor the management of the principal risks identified by management that could materially impact financial reporting; and

•

monitor the Corporation’s compliance with the binding requirements of any stock exchanges on which the Corporation’s securities are listed, the rules of applicable Canadian securities regulators, rules promulgated by the SEC, and all other applicable laws.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

The responsibilities and operation of the Audit and Finance Committee are more fully set out in the Audit and Finance Committee charter, the text of which is included as Appendix A to the Corporation’s Annual Information Form, a copy of which is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov. Information regarding the policies and procedures for engagement of the Corporation’s external auditors for any non-audit-related services may be found in the Annual Information Form under the heading “Audit Committee Information”.

Corporate Governance and Nominating Committee

The CG&N Committee currently comprises David McAusland (Chair), Dave Cummings and Kirsten Lange, all of whom are independent within the meaning of applicable Canadian and U.S. securities laws, including the rules of the stock exchanges upon which the Corporation’s securities are listed. The responsibilities, powers and operation of the CG&N Committee are set out in the CG&N Committee charter and highlighted below. The CG&N Committee is empowered to retain and compensate external advisors.

Summary of Key Responsibilities of the CG&N Committee:

•	manage a process for the nomination or appointment of candidates to the Board;

•	develop recommendations for appointment of directors to Board committees;

•	review governance activities and policies;

•	review related party transactions;

•	oversee director orientation and continuing education; and

•	oversee annual assessment of the Board, Board committees and individual directors.

NOMINATION OF DIRECTORS

The CG&N Committee coordinates and manages the process of recruiting, interviewing and recommending candidates for appointment or nomination to the Board. In doing so, the CG&N Committee takes numerous considerations into account, including: a review of the background, experience and skills of each director; specific observations regarding the composition of the Board, such as Board diversity and the ratio of independent to non-independent directors; a review of the Corporation’s strategic and business objectives, and the implications of such objectives on the composition of the Board; the establishment of specific Board composition targets in light of the Corporation’s strategic and business objectives; and the establishment of criteria for new directors in light of such targets. The CG&N Committee reviews candidates for appointment to the Board from time to time and, if between annual meetings of shareholders a candidate is identified who would be a beneficial addition to the Board, the by-laws of the Corporation permit the Board to appoint an additional director if, after such appointment, the total number of directors would not be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders. The committee also considers and recommends for Board approval the appointment of directors to Board committees and as the chairperson of such committees.

DIVERSITY

The CG&N Committee considers diversity as one of the important criteria relative to the composition of the Board. To this end, the Board has adopted a Diversity Policy. The policy recognizes the importance of diversity and that it will result in enhanced decision making and increased shareholder value. Further, the Board recognizes its obligation to promote diversity and inclusion as part of the corporate culture – it is a social and workforce imperative. Under the policy, the CG&N Committee will periodically review the composition of the Board as a whole and recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of diversity, knowledge, experience, skills and expertise required for the Board as a whole. When conducting searches for new directors, those involved are to be mandated to include a diverse set of candidates. If a candidate with a diverse background is considered but not ultimately selected, the Board must satisfy itself that there are objective reasons to support the determination. While the policy does not provide for targets relating to the identification and nomination of women directors or candidates with other specific diversity characteristics, the CG&N Committee and Board do take into consideration a nominee’s potential to contribute to diversity within the Board. The Corporation does not believe that it is in the best interests of the Corporation or its shareholders to set any specific targets or quotas for recruiting Board members based on diversity criteria. Diversity criteria should be considered as one important aspect of the identification and selection process but should not be considered paramount to other important criteria.

Given the Corporation’s desire to promote diversity, the Board committed to the goal of at least 30% women on the Board at or prior to its 2023 annual meeting. As of the date of this Circular, two of the Corporation’s seven directors are women, however, the Board is proposing to expand its membership from seven to eight directors, with Ms. Sharon Pel as a new nominee for the position of director. If the holders of ATS Common Shares approve Ms. Pel as a new director of the Board at the Meeting, the percentage of women on the Board will increase to 37.5%, thereby achieving the goal set by the Board.

Consistent with the Corporation’s approach to diversity at the Board level, the Corporation’s hiring practices include consideration of diversity across a number of areas, including gender. Currently, two out of 1 4 (i.e., 1 4%) of the executive officer positions of the Corporation and its major subsidiaries are held by women. The Corporation does not have a target number of women executive officers. Given the small size of its executive team, the Corporation believes that implementing targets would not be appropriate. However, in its hiring practices, the Corporation considers the

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

number of women in executive officer positions and the desirability of achieving an appropriate level of representation. At the next level, corporate “Vice Presidents" and corporate “Directors; the Corporation has 42 positions, with 11 of them (i.e., 22%) held by women. As part of our 2030 sustainability targets, the Corporation is targeting to achieve 30% of women in leadership, with leadership encompassing a broader cross section of the ATS Group companies.

In our ongoing efforts to support diversity and inclusion at ATS, we have introduced Business Resource Groups to provide our employees with the opportunity to connect with colleagues who share similar interests and backgrounds. Our first Business Resource Group was launched in Canada as the ATS Professional Women’s Network (“PWN”), seeking to elevate and empower female employees at ATS.

The ATS Professional Women’s Network focuses internally on engaging, mentoring and developing our female talent and future leaders, and externally on community outreach and sponsorship to enable our recruitment and advancement of qualified female candidates.

The PWN Mentorship Program, aimed at supporting the professional development of ATS employees, increased its participation approximately eightfold since its inception in 2021. The program is open to everyone, regardless of gender, which fosters the sharing of perspectives between and among program participants. In FY23, the PWN also continued to collaborate with various educational institutions and regional conferences to connect with and inspire young women interested in the STEM fields.

We continue to be passionate about the ATS Professional Women’s Network, its purpose, and its potential to solidify ATS as a great place to work.

Our newest Business Resource Group, the ATS Parents’ Network, has also had a successful year connecting ATS parents and providing them with resources and peer networking to address a wide range of interests among them, and sharing experiences and recommendations for helping our children to be happy, healthy, and strong. In FY23, the Parents’ Network continued its exploration of neurodiversity, ADHD, and autism and explored other parenting topics of interest through their Coffee & Crayons sessions, as well as helping its members navigate parental leave and employee benefits policies.

Our Business Resource Groups have demonstrated significant benefit for ATS employees in FY23 and continue to build upon the foundations that fortify their purpose and their efforts into the future.

ORIENTATION AND CONTINUING EDUCATION

Responsibility for orientation and training programs for new directors is assigned to the CG&N Committee, in conjunction with the Chairman of the Board. Each new member of the Board is given a package outlining his or her duties, responsibilities and remuneration, and an orientation package including material that will assist with his or her familiarization with the Corporation. The orientation package includes, among other things, access to the Board online resource center with contents that include a governance manual with various board, committee, and company charters, mandates and policies, rules for purchasing and selling ATS Common Shares, rules regarding insider information, minutes from previous Board meetings and recent analysts’ reports. In addition, new directors are given the opportunity to meet with executive and operational management and tour one or more facilities.

The CG&N Committee is also responsible for standards of performance of the Board, its committees and individual directors. To facilitate the continuing education of directors, from time to time, management and the Corporation’s external advisors will update directors with respect to topics of interest. This is achieved through: (i) providing articles of interest to the Board; including updates on topics of interest in cover memos to the Board and/ or committees in advance of meetings; and (ii) presenting and/or discussing topics of interest at Board and/or committee meetings. Directors also periodically visit and are visited by managers of certain of the Corporation’s operational units and functional areas to develop and maintain the directors’ understanding of the Corporation’s business.

For example, during fiscal 2023: (i) there were eleven Board meetings where there were between one and eight management team members attending in addition to the CEO and Chief Financial Officer (“CFO”), and who provided reports, tours, or updates to the Board and informed/ educated the Board on various topics including health and safety, ESG matters, acquisition activities, strategy, supply chain, enterprise risk management, HSE, succession planning, and investor relations; (ii) memos prepared by management and external advisors highlighting current governance topics, including director independence, board diversity, say on pay, director tenure, overboarding, ESG matters, and climate change disclosure, were presented to the CG&N Committee and made available to all directors; (iii) an external advisor presented to the board on the topic of ESG regulatory framework; and (iv) articles/reports were provided to the Board, including ones addressing foreign investment regulation, including UK’s national security regime and expansion of outbound investment controls in the US, global antitrust trends in 2022, sustainability and climate change disclosure, digital transformation in the manufacturing sector, issues affecting audit committees, using sustainability to create value, and cybersecurity.

ASSESSMENTS

The CG&N Committee is responsible for conducting, at least annually, an assessment of the performance of the Board, the individual directors, each committee of the Board, the chair of each committee and the Chairman of the Board. For the year ended March 31, 2023, the Board assessment was carried out by way of a survey that was made available to Board members and completed on an anonymous basis, and through individual interviews with the Chairman of the Board. The survey addressed the Board, committees, committee chairs and Chairman of the Board

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

and asked questions related to, among others, structure, oversight and relationships. It also solicited input on the effectiveness of the Board as compared to other boards and suggestions for improvements to Board functioning, process, mandate and performance. The survey included an individual director self-assessment section and solicited feedback on the director’s knowledge and qualifications, as well as effectiveness as a director. The results from the survey were reviewed by the CG&N Committee with the objective of identifying actions to be taken. The CG&N Committee reported on its findings at a subsequent meeting of the Board where an open discussion was had, with the goal of considering areas for improvement.

The CG&N Committee is mandated to conduct an annual review of the Corporation’s principal policies and mandates and its corporate governance activities, including a review of best practices. For example, ATS undertook a thorough review of its RSU Plan, Stock Option Plans, ATS DSU Plan, and charters for the Audit and Finance Committee, Human Resources Committee, and CG&N Committee in connection with the post-fiscal 2023 year-end CG&N Committee meeting, and changes were approved by the CG&N Committee and the Board.

RELATED PARTY TRANSACTIONS

The CG&N Committee is responsible for reviewing and approving any transaction involving the Corporation and any “related party” as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions to, among other things, ensure that the terms and conditions of such transactions are at fair market value or at least as favourable as prevailing market terms and conditions, or fair value if fair market value references do not exist.

Human Resources Committee

The Human Resources Committee currently comprises Michael Martino (Chair), Joanne Ferstman and David McAusland, all of whom are independent within the meaning of applicable Canadian and U.S. securities laws, including the rules of the stock exchanges upon which the Corporation’s securities are listed. The responsibilities, powers and operation of the Human Resources Committee are set out in the Human Resources Committee charter and highlighted below. The Human Resources Committee is empowered to retain and compensate external advisors.

Summary of Key Responsibilities of the Human Resources Committee:

•	oversee the recruitment of senior executives;

•	oversee the setting of goals and objectives, evaluation of performance and compensation of the CEO;

•	oversee compensation of other senior executives;

•	review and recommend to the Board for approval annual salary increases, bonuses and long-term incentive grants for the CEO and senior executives;

•	oversee succession planning for the CEO and senior executives;

•	oversee compensation principles, policies and plans; and

•	monitor performance related to health and safety.

Further information regarding the activities and recommendations of the Human Resources Committee is provided under the heading “Corporation Executives and Executive Compensation” in this Circular.

Strategic Opportunities Committee

The Strategic Opportunities Committee currently comprises Philip Whitehead (Chair), Mike Martino and Andrew Hider, two of the three being independent. The responsibilities, powers and operation of the Strategic Opportunities Committee are set out in the Strategic Opportunities Committee charter and highlighted below. The Strategic Opportunities Committee is empowered to retain and compensate external advisors.

Summary of Key Responsibilities of the Strategic Opportunities Committee:

•	review and provide advice to the Board with respect to potential strategic opportunities that involve acquisitions;

•	work closely with and in support of management when carrying out its mandate; and

•

carry out such other duties and responsibilities as may be assigned to it by the Board from time to time in connection with opportunities and proposals relating to material growth or strategic mergers, acquisitions or divestitures.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

VI. Corporation Executives and Executive Compensation

Letter to Shareholders

Dear Fellow Shareholders,

The Human Resources Committee is pleased to provide an overview of ATS’ performance in fiscal 2023 and a summary of our approach to assessing and determining the compensation of our executives.

Fiscal 2023 has been a record year for ATS in many aspects of our business. The Board and management team continued to deliver on the long-term strategy of growing through opportunistic acquisitions and leveraging the Corporation’s extensive knowledge base to fuel organic growth. Specific actions taken this past year include:

•	Changed the Corporation’s name to ATS Corporation to honour its corporate origins while signaling that its capabilities are now broader, more diverse and technologically advanced

•	Furthered ATS’ commitment to environmental, social, and governance matters through expanded corporate goals and targets

•	Announced three new acquisitions and continued with the successful integration of previous acquisitions

FISCAL 2023 CORPORATE PERFORMANCE

Fiscal 2023 has accelerated the momentum created over the past several years, with successful integrations of key acquisitions driving ATS’ ability to achieve cost synergies, and establish the foundation for organic growth through cross selling, capability expansion and innovation. ATS has demonstrated its ability to navigate a changing environment while still offering leading solutions to our customers, which has culminated in strong financial performance in fiscal 2023, including significant Electric Vehicle (“EV”) Order Bookings.

•	Q4 revenues increased 21.2% year-over-year

•	Fiscal 2023 net income has increased 5.2% compared to fiscal 2022

•	Q4 adjusted earnings from operations[1] increased 24.9% year-over-year

•	At fiscal year end, quarterly Order Bookings[1] increased by 15.5% year-over-year and healthy Order Backlog[1] provided good revenue visibility

•	Q4 adjusted EBITDA[1] has increased by 24.6% year-over-year, fiscal 2023 adjusted EBITDA has increased 11.6% year-over-year

•	Q4 basic earnings per share has decreased by 27.3%, while adjusted basic earnings per share’ has increased by 21.7% year-over-year

•	Fiscal 2023 Total Shareholder Return (“TSR”) was 25.5%[2].

1

Non-IFRS measure: see “Non-IFRS and Other Financial Measures” in the Corporation’s fiscal 2023 Management’s Discussion and Analysis dated May 17, 2023, which is incorporated by reference herein and is available on the Corporation’s profiles on SEDAR at www.sedar.com and on the SEC EDGAR website at www.sec.gov.

2	Calculated as the change in closing share price on March 31, 2023 compared to the closing share price on March 31, 2022, divided by the closing share price on March 31, 2022.

TRANSFORMATIONAL ACQUISITIONS

ATS continues to pursue accretive, transformational acquisitions as well as smaller strategic acquisitions that solidify ATS as a leader in the automation industry. During fiscal 2023, ATS announced three additions to our business: IPCOS Group N.V. (“IPCOS”), Zi-Argus Australia Pty Ltd. and Zi-Argus Ltd. (“ZIA”), and Triad Unlimited LLC (“Triad”).

•	IPCOS is a provider of process optimization and digitalization solutions.

•	ZIA is an automation systems integrator, with a strong focus on process control, factory floor automation, data center and Industry 4.0 digitization solutions.

•	Triad is a reliability engineering service provider.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

FISCAL 2023 COMPENSATION DECISIONS AND OUTCOMES

ATS’ key objective is to be an industry-leading automation solutions provider across the globe, while maintaining strong stewardship of financial position. Following a period of prudent fiscal management through the pandemic, the Human Resources Committee and Board have worked to ensure ATS has the ability to attract and retain the key talent required for management to execute on its ambitious strategic plan.

•

Base salaries – The Committee and management conducted a fulsome review of peer organization pay levels that resulted in adjustments to base salaries of the CEO and the senior leaders to ensure the ongoing competitiveness of ATS’ pay programs

•

Management Incentive Bonus (“MIB”) – the corporate MIB outcome is assessed based on performance of adjusted earnings and cash generation, weighted 80% and 20%, respectively. As a result of management’s actions in the year. a formulaic score of 85% was achieved relative to a maximum possible achievement of 200%. After a full assessment by the Human Resources Committee (“HRC”), it was determined that the cash generation component was materially impaired due to increases in working capital from significantly accretive contracts in the EV industry. In an effort to ensure proper pay-and-performance alignment, the HRC has exercised its discretion to increase the business performance factor to 90%

•	Long-Term incentives – the Board awarded LTIP (comprised of 50% PSUs, 25% stock options and 25% RSUs) at target levels to the executives in fiscal 2023

LOOKING FORWARD TO FISCAL 2024

Along with overseeing executive compensation, the Committee has oversight of the Corporation’s strategy for the development of human capital. including programs and policies aimed to enhance our efforts in recruitment, retention, succession planning, talent management, leadership development and other essential elements of the employee life cycle. We are proud of the efforts of management and our entire workforce in delivering value to our customers and shareholders. The Human Resources Committee and Board will continue to work on our approach to compensation to ensure the ongoing alignment with our long-term strategy, corporate culture and all stakeholders.

PAY FOR PERFORMANCE

Executive compensation includes cash and equity-based compensation with terms varying from one year for the management incentive bonus, and three to four years for long-term incentives. The Human Resources Committee reviews and ensures that annual performance targets are aligned with market guidance and that incentive awards reflect a balanced perspective of ATS’ performance.

The Human Resources Committee and Board demonstrated our commitment to pay for performance this year by effectively applying ATS compensation philosophy and ensuring pay outcomes are aligned with the value created for our shareholders, which resulted in below target annual incentive payouts for management Additionally, the significant weighting of performance-based, long-term incentive encourages high levels of shareholder alignment The CEO received approximately 81% of total direct compensation in at-risk compensation and other NED’s an average of 70%. The Board believes that ATS’ incentive structure motivates executives to deliver strong corporate and individual performance and aligns management with the objectives of shareholders.

Sincerely,

Michael Martino

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

1. Executive Compensation Overview

Named Executive Officers

For fiscal 2023, our Named Executive Officers, referred to as NEOs, were:

Name	Title

Andrew Hider	Chief Executive Officer

Ryan McLeod	Chief Financial Officer

Prakash Mahesh	Group Executive, Life Sciences

Fiona Cleland Nielsen	Senior Vice President, Strategy and Corporate Development

Udo Panenka	President, Industrial Automation

Compensation Philosophy

Our growth aspirations, together with the highly technical nature of our business and its attendant complexities, demand a highly skilled workforce and a dynamic senior management team with a broad skill set. It is in this context that ATS seeks to attract and inspire exceptional executive talent. The objectives of the ATS executive compensation program are as follows:

1.	Compensation is to be used as a tool to attract, retain, and motivate quality executives.

2.

The compensation program should align the interests of executives with those of the Corporation’s shareholders through application of pay for performance and the rewarding of actions that are in the best interest of the whole.

3.	The compensation program should encourage appropriate risk-taking, with a focus on long-term outcomes.

Accordingly, our compensation program is structured based on the following elements:

•	A significant portion of total compensation is “at-risk” and linked to corporate and individual performance in the context of our strategic plan

•	Our incentive program fosters direct alignment between executives and shareholders

•	We generally target our executives’ overall compensation at the median of market

Annual Compensation Process

Compensation Peer Group

The compensation peer group outlined below (the “2023 Comparator Group”) was approved by the Committee in April 2022 for the purpose of determining how our CEO was compensated in relation to relevant markets. The 2023 Comparator Group was identified based on the following factors:

Criteria	Description
Industry	Companies categorized in the following S&P Global Industry Classification Standard sectors: industrial machinery, auto parts and equipment, electronic equipment and instruments, and semiconductor equipment

Size	Market capitalization, enterprise value, revenue, EBITDA, and net income generally in the range of one half to two times that of the Corporation

Scope of Business	Global Operations

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

2023 Comparator Group

Altra Industrial Motion Corporation	John Bean Technologies Corporation

Hillenbrand, Inc.	The Greenbrier Companies Inc.

Barnes Group Inc.	SPX Corporation

Cubic Corporation	AAR Corp.

EnPro Industries, Inc.	Hyster-Yale Materials Handling, Inc.

Astec Industries, Inc.	TPI Composites, Inc.

Belden Inc.	Watts Water Technologies, Inc.

ESCO Technologies Inc.

The table below provides revenue and market capitalization data for the 2023 Comparator Group, as well as ATS’ percentile ranking among the comparator group.

2023 Comparator Group Data[1]	Revenue ($ millions)[2]	Market Capitalization ($ millions)[3]
25th percentile	$1,836	$1,207
50th percentile	$2,603	$2,982
75th percentile	$3,270	$4,611
ATS percentile rank[4]	50%	94%

1	Conversation to Canadian dollars: U.S. $1.00 = C $1.375.
2	Most recently reported annual revenue as of March 31, 2023.
3	Market capitalization as of March 31, 2023.
4	Based on ATS fiscal 2023 revenues and market capitalization as at March 31, 2023.

The 2023 Comparator Group was also used as a reference point for the high level design of our compensation program for the balance of our senior executives. In addition, for the CFO and other senior management, the Corporation utilized the services of an external consultant and conducted targeted benchmarking based on specific geographies where executives reside and relevant industry data.

Human Resources Committee Governance

COMMITTEE MEMBERSHIP AND EXPERIENCE

The HRC is made up exclusively of independent directors and includes Michael Martino (Chair), Joanne Ferstman and David McAusland.

Name	Experience
Michael Martino (Chair)	Mr. Martino was previously on the board of Spar Aerospace and served on its compensation committee. Mr. Martino has an MBA from New York University and has been a financial analyst following company proxy disclosures since 1994.

Joanne Ferstman	Ms. Ferstman was responsible for many aspects of executive compensation during her career, including as CFO of a public company, and she has been a member of or chaired many public company HR committees with complex issues.

David McAusland	Mr. McAusland has extensive experience as a corporate director. He has served as a member of and chairman of various public company human resources and compensation committees. Mr. McAusland has also been a legal and strategic advisor to public companies and their shareholders in matters of governance, corporate finance and major transactions.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

COMMITTEE MANDATE

The Committee has primary responsibility for executive compensation, including setting compensation levels, ensuring plan design aligns with corporate objectives and shareholder interests, assessing performance and compensation risk, and determining appropriate incentive payouts.

Our annual compensation review process involves management, the HRC, and external advisors, as needed, with ultimate decision making resting with the Board. Our annual compensation review process follows these key steps:

Step	Description

1 Establish	Establish performance metrics and objectives: Prior to the start of the fiscal year, management will recommend to the HRC for review and recommendation to the Board:

• Short-term incentive plan (i.e., bonus) structure and financial targets for the fiscal year

• CEO objectives for the year

• PSU scorecard metrics for the applicable 3-year performance period

2 Review	Review market competitiveness of compensation program and governance practices: As required during the fiscal year and with the support of management and independent advisors, the Human Resources Committee:

• Develops and recommends for Board approval an executive compensation peer group used to assess the ongoing competitiveness of ATS’ executive pay programs

• Conducts market competitiveness reviews of total compensation

• Reviews compensation program design and governance practices, taking into consideration stakeholder feedback

3 Recommend	Recommend to the Board: Based on its review, including input from management and advisors, the HRC approves and makes recommendations to the Board for approval:

• Compensation plan design and governance changes

• Changes to annual target compensation, pay mix and LTIP mix or other components of ATS’ compensation program

4 Approve	Approve compensation: The CEO makes recommendations to the HRC on each component of compensation for direct reports, taking into account each individual’s scope of role, experience, performance and market data. With input from independent advisors, the HRC recommends to the Board the CEO and officer compensation decisions, including salary, MIB outcomes and LTIP award.

5 Monitor & Assess	Monitor and assess corporate performance: On a regular basis, management provides the HRC with an update of corporate performance to discuss and align on progression of annual objectives and expectations. Following the end of each fiscal year, management analyzes business performance achievement and PSU metric achievement against approved targets and presents to the HRC for review and recommendation to the Board for approval. In its review, the HRC:

• Reviews management’s analysis, considers market context and both internal and external factors

• Consults with its independent advisors

• Approves and recommends for Board approval the STIP and PSU achievement

6 Finalize	The HRC presents its recommendations to the Board for approval. Final approval rests with the Board, and the Board may apply informed judgment to make discretionary adjustments where deemed appropriate to finalize compensation outcomes.

A summary of the key responsibilities of the HRC are set out above under the heading “Statement of Corporate Governance Practices- Human Resources Committee” on page 37.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

EXTERNAL CONSULTANTS AND ADVISORS

The HRC has the ability to retain the services of external compensation consultants to provide information, analysis and recommendations on market conditions and competitive pay practices.

Hugessen Consulting was initially retained in November 2019 following a formal request for proposals by the HRC. Hugessen Consulting was retained as the independent executive compensation advisor with a primary mandate to advise the HRC on director and executive compensation and incentive plan design. The nature and scope of services provided by Hugessen Consulting to the Committee in fiscal 2023 included:

•	Advice regarding pay comparator group and NEO compensation levels

•	Information regarding compensation and related governance trends

•	Advice on industry practice regarding short-term and long-term incentive programs and assistance preparing proposed changes, including back-testing and scenario analysis of potential changes

•	Reviewing and providing advice to the HRC regarding management-prepared materials and recommendations

•	Review of executive contract agreements and long-term incentive agreements

Mercer (Canada) Limited (“Mercer”) provided services related to benchmarking compensation. Fees paid to Hugessen Consulting and Mercer during fiscal 2023 and 2022 were as follows:

	2023	2022[1]
Hugessen – Executive compensation-related fees	$98,696	$125,232
Mercer – Executive compensation-related fees	$50,198	$80,728
Total	$148,894	$205,960

1	Fees paid to Hugessen in 2022 include work related to a review of ‘ATS’ director compensation program.

HRC approval is not required to approve non-compensation related services provided to management by external advisors.

COMPENSATION PRINCIPLES AND RISK MITIGATION

Our executive compensation programs reflect the following principles, which the HRC believes are in the best interests of Shareholders and align with good corporate governance practices:

What we do	What we don’t do

Maintain a pay mix that emphasizes at-risk and performance- based compensation elements	Repricing of outstanding option awards

Retain independent compensation experts, who report directly to the HRC	Provide tax gross-ups for salary or bonus compensation

Benchmark pay levels and mix to other organizations of comparable size in the same industry and geographic areas of operation	Provide financial assistance to executives for any purpose

Measure performance and align compensation outcomes with achievement of corporate goals over short- and long-term horizons	Change performance metrics or payout curves for long-term awards that have been granted

Use multiple metrics to evaluate performance to determine PSU payouts

Align CEO interests with shareholders’ interests through CEO share ownership guidelines

Mitigate risk by having anti-hedging and incentive claw-back arrangements

Double-trigger change of control provision in CEO employment contract

Provide for an annual “say on pay” vote

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE INCENTIVE CLAW-BACK ARRANGEMENT

The Board has adopted an executive incentive claw-back policy for the CEO and senior executives to further align the interests of management and shareholders. Highlights of the claw-back policy are as follows:

Element	Policy

Element of Compensation	MIB

PSU, RSU or stock option grant

Eligible Employees	CEO

Senior Executives

Triggering Events	Restatement of financial results or misconduct

Claw-back Amount	Ml B: At discretion of Board, any or all of the bonus awarded in the fiscal year(s) in which the triggering event occurred

PSU, RSU, stock option: At discretion of Board, any or all unvested awards and repayment of monetary gain from any portion of vested awards in connection with the fiscal year(s) in which the triggering event occurred

EXECUTIVE SHARE OWNERSHIP REQUIREMENTS

To align CEO, CFO, and shareholder interests, the Board has established minimum share ownership requirements as follows:

Element	Policy

Ownership Requirement	five x CEO base salary; two x CFO base salary

Units Counted Towards Requirement	Common Shares

RSUs/PSUs (phased out after 6 years- requirement is based on 100% ATS Common Share holdings by the end of year six)

Time frame to Meet Requirement	five years from appointment

Additional Requirements	In the case of the CEO, 75% of all shares acquired from the exercise of stock options must be held until requirement is met

Shares meeting the share ownership requirement must be retained for two years following termination of employment

Name	Ownership Requirement (as multiple of base salary)	Share Ownership Requirement ($)	Total Share Ownership	Value of Share Ownership as % of Requirement
Andrew Hider	five times	$6,250,000	$28,078,883	449%
Ryan McLeod	two times	$1,020,000	$2,323,642	228%

The Corporation adopted an “Executive Share Ownership Policy” in 2023 for senior executives, that mandates those executives (which include the three NEOs other than the CEO and CFO) to acquire and hold ATS Common Shares having a value equal to one x their annual base salary. Executives have five years from the later of the adoption of the Executive Share Ownership Policy and their appointment to a position governed by such policy, to satisfy the requirement. Some executives have also committed to similar share ownership requirements in their employment agreements.

ANTI-HEDGING POLICY

The Corporation has adopted a policy prohibiting executives and directors from purchasing financial instruments, including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of ATS Common Shares or other securities of the Corporation held, directly or indirectly, by executives and directors as part of their personal holdings. The policy does not apply to indirect holdings that an executive officer or director may have through an institutional investor.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Summary of Compensation Program

The following table summarizes the compensation components offered to executives and illustrates the “at-risk” and “not-at-risk” components. Further description of each component follows this summary.

	Not-At-Risk Compensation		At-Risk Compensation
	Base Salary	Other Compensation	Management Incentive Bonus	Long-Term Incentive Plan

Description	Fixed cash compensation for the services provided by the executive officer	Health and insurance, Savings plan, car allowance, parking, other	Lump sum cash payment provided for annual performance	LTIP awards delivered 50% PSUs, 25% RSUs and 25% stock options

Purpose	Provide competitive level of fixed compensation	Assist in overall health and financial wellbeing of executives and their families	Recognize and reward individual and business performance annually	Drive mid- and long-term corporate performance; create shareholder alignment

Determination	Peer market data, performance, experience and scope of role	Market competitiveness	Individual and business performance outcomes range from 0% - 200% of target	LTIP award typically granted annually at target

Performance Link	Salary commensurate with executive background, role and performance	Not performance-based	Individual performance based on achievement of individual objectives set in accordance with strategic plan Business performance based on objectives approved by the Board

RSUs: payouts linked directly to share price

PSUs: payout amounts range from 0% - 200% of grant amount subject to achievement of performance measures

Stock options: payouts linked directly to increase in share price following date of grant

Performance Period	Daily	Daily	One year	RSUs/PSUs: three years Stock options: four years

Time of Payout	Bi-weekly or regular payroll dates as applicable	Bi-weekly or regular payroll dates as applicable	Annually	RSUs/PSUs: vest on third anniversary of grant date Stock options: vest equally over four years following grant date

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

2.	Components of ATS’ Executive Compensation Program

2023 Target Total Compensation Mix

Given 81% of the CEO and 70% of the Other NEOs target pay was at-risk for fiscal 2023, executive compensation is strongly aligned with the shareholder experience.

Name	Position	Base Salary (% of Total Comp)	STIP Target Award (% of Total Comp)	LTIP Target Grant (% of Total Comp)
Andrew Hider	CEO	19%	17%	64%
Ryan McLeod	CFO	31%	24%	45%
Prakash Mahesh[1]	Group Executive, Life Sciences	19%	11%	70%
Fiona Cleland Nielsen	Senior Vice President, Strategy and Corporate Development	31%	14%	55%
Udo Panenka	President, Industrial Automation	46%	34%	20%

1

Prakash Mahesh joined ATS on August 2, 2022. In accordance with his agreements, for purposes of calculating his bonus entitlement for fiscal 2023, he was deemed to have been employed for the entire fiscal year. The agreement provides that Mr. Mahesh was to receive the equivalent to a full year LTIP grant in fiscal 2023 and further grants to compensate for forfeited benefits with his former employer in (i) fiscal 2023, in the amount of U.S. $600,000, vesting 50% in each of 2024 and 2025, and (ii) fiscal 2024 in the amount of U.S. $200,000, vesting in 2026.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Base Salary

Base salaries provide employees and executive officers with a competitive level of fixed cash compensation. The base salary of each executive officer compensates them for performing day-to-day responsibilities and reflects the complexity of their role and their industry experience. Base salaries at March 31, 2023 and March 31, 2022 for our NEOs were therefore as follows:

Name	Position	2023	2022	(% Change)
Andrew Hider	CEO	U.S. $925,000	U.S. $850,000	9%
Ryan McLeod	CFO	CAD $510,000	CAD $460,000	11%
Prakash Mahesh	Group Executive, Life Sciences	U.S. $475,000	N/A	N/A
Fiona Cleland Nielsen	Senior Vice President, Strategy and Corporate Development	U.S. $360,500	U.S. $350,000	3%
Udo Panenka	President, Industrial Automation	EUR 345,647	EUR 336,000	3%

Management Incentive Bonus

Executives participate in the Management Incentive Bonus plan, which rewards individual and business performance over the fiscal year. The value of the MIB is calculated as follows:

Bonus Target amounts are expressed as a percentage of base salary with individual performance factor and business performance factor weightings applied according to the executive’s level in the organization. More senior executives have greater potential to impact business outcomes and have a higher proportion of their bonus weighted to corporate results.

Name	Position	Target as % of Salary	Business Performance Factor Weighting	Individual Performance Factor Weighting
Andrew Hider	CEO	100%	80%	20%
Ryan McLeod	CFO	75%	80%	20%
Prakash Mahesh	Group Executive, Life Sciences	60%	80%	20%
Fiona Cleland Nielsen	Senior Vice President, Strategy and Corporate Development	50%	80%	20%
Udo Panenka	President, Industrial Automation	50%	80%	20%

Individual and business performance factors range from 0% to 275% of target.

Certain executives may also have a portion of their business performance factor linked to the business unit performance as opposed to consolidated performance by including measures such as earnings from operations, cash generation and Order Bookings at the business unit level.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

ATS FISCAL 2023 BUSINESS PERFORMANCE FACTOR

The business performance factor of the MIB is designed to evaluate annual corporate performance against the achievement of goals aligned with the execution of ATS’ strategic plan. Each measure has a threshold, target and maximum identified at the beginning of the annual performance period. Achievement must be above threshold to result in a payout for each performance metric.

Each year, ATS approves metrics for the business performance factor by which it evaluates and measures its performance in key aspects of the Corporation’s business. Performance is monitored throughout the year, and at year-end the Committee assesses the Corporation’s performance against each performance objective and considers all relevant factors. The Committee retains discretion to ensure overall results are fair; however, they use this discretion cautiously, and where practical, use metrics that are objective, measurable and transparent to minimize the need for discretion.

In setting the threshold, target, and maximum levels of performance for each business performance factor metric in fiscal 2023, the Human Resources Committee continues to focus on ensuring the short-term incentive program appropriately aligns management’s execution on annual goals with realized pay outcomes. Specifically, the stretch goal was set 25% above target. In setting difficult stretch goals, the Committee looked to ensure management was properly compensated for achieving industry leading performance and similar alignment for underperformance.

In addition to the business performance factor metrics, the Human Resources Committee also reviewed other aspects of performance in fiscal 2023.

•	Quarterly revenues increased 21.2% year-over-year

•	Fiscal 2023 net income increased 5.2% compared to fiscal 2022

•	Q4 adjusted earnings from operations[1] increased 24.9% year-over-year

•	At fiscal year end, quarterly Order Bookings[1] increased by 15.5% year-over-year and healthy Order Backlog[1] provided good revenue visibility

•	Q4 adjusted EBITDA[1] increased by 24.6% year-over-year, fiscal 2023 adjusted EBITDA increased 11.6% year-over-year

•	Q4 basic earnings per share decreased 27.3% while adjusted EPS[1] increased by 21.7% year-over-year

•	Fiscal 2023 TSR was 25.5%[2]

1

Non-IFRS measure: see “Non-IFRS and Other Financial Measures” in the Corporation’s fiscal 2023 Management’s Discussion and Analysis dated May 17, 2023 which is incorporated by reference herein and is available on the Corporation’s profiles on SEDAR at www.sedar.com and on the SEC EDGAR website at www.sec.gov.

2	Calculated as the change in closing share price on March 31, 2023 compared to the closing share price on March 31, 2022, divided by the closing share price on March 31, 2022.

In fiscal 2023, maximum performance was exceeded on the adjusted earnings from operations metric, while the cash metric scored below the target metric. The Adjusted earnings from operations metric is weighted at 80% and the Cash generation metric is weighed at 20%. The adjusted earnings from operations metric resulted in an achievement of 107% of the target metric, which resulted in the maximum achievement of 85%. A score of 0% was calculated for the 20% weighted cash measure; however, the HRC assessed the impact of favourable EV contracts signed in the year and determined that the resulting increase in working capital unfairly resulted in a below-threshold result for the cash component. Based on this, the HRC exercised discretion to acknowledge these impacts and provide for a weighted contribution of the cash component of 5%, resulting in a total business performance factor of 90% of target.

MIB metrics for Mr. Panenka, and Mr. Mahesh include additional metrics at the sub-consolidated level. The table below outlines actual business performance factor achievement on each metric at the consolidated level:

Performance Metric	Threshold (50% payout level)	Target (100% payout level)	Maximum (200% payout level)	Actual Achievement (% of target)	Calculated Payout (% of target)	Weight	Contribution
Adjusted Earnings from Operations	-25% of Target	Target	+25% of Target	102%	107%	80%	85%
Cash	-25% of Target	Target	+25% of Target	38%	25%	20%	5%

						Total	90%

1	Values have been rounded for presentation purposes.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

INDIVIDUAL NEO PERFORMANCE

Early in fiscal 2023, each executive officer developed key strategic personal deliverables in support of ATS’ 2023 corporate objectives. In early fiscal 2023, the CEO met with each of the Corporation’s executive officers as part of an annual review process to discuss and evaluate their individual 2023 performance and achievements. Following this review, the quantum of recommended cash bonus awards were reviewed by the HRC and advanced to the Board for approval.

The table below outlines the calculation of each NEO’s fiscal 2023 MIB payout.

	Business Performance Factor		Total MIB Factor Including 20% Weighted Individual Performance Factor
Name	Achievement	Weight		Target MIB	Actual MIB Payout
Andrew Hider[1]	90%	80%	105%	$1,249,700	$1,312,200
Ryan McLeod	90%	80%	105%	$382,500	$401,600
Prakash Mahesh1,[2,3]	59%	80%	67%	$385,000	$258,700
Fiona Cleland Nielsen[1]	90%	80%	105%	$243,500	$255,700
Udo Panenka[1,2]	177%	80%	164%	$253,200	$415,200

1	The amounts for: Target MIB and Actual MIB Payout were converted to Canadian dollars using the average exchange rate of U.S. $1.00 = C. $1.351 and 1.00 Euro = C. $1.465, respectively.
2	MIB metrics for Mr. Panenka and Mr. Mahesh included additional metrics at the sub-consolidated level which operated to adjust what would otherwise be 90% achievement at the consolidated level.
3

Mr. Mahesh joined ATS on August 2, 2022. In accordance with his employment agreement, he was deemed to have been employed for the full year and entitled to MIB for the same period. For purposes of the MIB calculation, Mr. Mahesh was assessed at target MIB for 50% of the fiscal year and actual performance for the remainder.

See page 51 for a detailed discussion of CEO individual performance in fiscal 2023.

Long-Term Incentive Compensation

The HRC believes long-term incentives (“LTI”) should form a significant portion of our NEOs’ overall compensation in order to create strong alignment between compensation, corporate performance and shareholder returns. Our long-term equity incentives are designed to achieve the following objectives:

•	Reward the achievement of long-term business objectives that benefit our shareholders;

•	Align the interests of our executives with those of shareholders; and

•	Retain a successful and proven management team.

Annual target LTI awards are aligned with median competitive pay and are expressed as a percentage of an executive’s salary, as shown in the table below.

Name	LTI Target (% of Salary)
Andrew Hider	422%
Ryan McLeod	150%
Prakash Mahesh	150%
Fiona Cleland Nielsen	75%
Udo Panenka	50%

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Following an extensive review in fiscal 2022, the Human Resources Committee continued to view the current long-term incentive design and mix of instruments as providing appropriate alignment to ATS’ strategy and growth ambitions. In order to foster further alignment, the HRC determined that RSUs and PSUs may settle in ATS Common Shares purchased on the open market, where deemed advisable by the Committee, or cash payments, starting with fiscal 2023 awards. This allows ATS to more effectively manage cash as well as create the opportunity for a higher level of share ownership among plan participants. ATS’ long-term incentives consist of performance share units, restricted share units and stock options, as outlined in the table below:

Key Features	PSUs	RSUs	Options
2023 LTI Mix	50%	25%	25%

Vesting Period	Cliff vests after 3 years	Cliff vests after 3 years	Ratable vesting over 4 years

Award Size	Target grant sizes as a % of base salary. Final grant size subject to Board discretion

Fiscal 2023 Performance Measures	50% 3-year share price target 50% 3-year cumulative adjusted EPS	None	None

Performance Framework	Payout 0%-200% of grant	None	None

Settlement	Cash/Common Shares	Cash/Common Shares	Common Shares

PERFORMANCE SHARE UNITS

Performance share units, or PSUs, are notional units that pay out an amount equivalent to the value of an ATS Common Share on the vesting date. PSUs vest at the end of three years and are subject to performance vesting conditions such that all units are forfeited if a threshold level of performance is not met. Conversely, up to 200% of the units originally granted may pay out upon achieving maximum performance. The PSU performance conditions are based 50% on the achievement of a three-year cumulative earnings per share target and 50% on a three-year share price growth target. Beginning with grants made in fiscal year 2023, PSUs may be settled in cash or ATS Common Shares purchased on the open market, where deemed advisable by the Human Resources Committee.

RESTRICTED SHARE UNITS

Restricted share units, or RSUs, are time-vested notional units that track the value of an ATS Common Share. RSUs provide a meaningful retention incentive with direct alignment to shareholders. RSU grants vest on the third anniversary of the grant and, beginning with grants made in fiscal year 2023, may be settled in cash or ATS Common Shares purchased on the open market, where deemed advisable by the HRC.

STOCK OPTIONS

Stock options granted under the Corporation’s Stock Option Plans provide for vesting over time. For the last several years, all time-vested stock options granted by the Corporation have vested 25% on each of the first, second, third and fourth anniversaries of the date of grant. There are no time-vested stock options that provide for any vesting within the first 12 months from the grant date. All stock options granted have an exercise price equal to the market price of the underlying ATS Common Shares at the time of grant. Therefore, recipients of stock options are rewarded for an increase in the share price, thus subjecting this aspect of compensation to risk and aligning employee interests with shareholder interests.

Registered Retirement Savings Plans

For Canadian executives, ATS matches individual contributions on a one-to-one basis up to a maximum of 3% of base salary.

For U.S. executives, ATS contributes to a 401(k) plan. In fiscal 2023, ATS matched individual contributions on a one-to-one basis up to a maximum employer contribution.

Benefits and Perquisites

Executives receive health and insurance benefits, wellness spending accounts and car allowances. As part of Mr. Hider’s relocation to the U.S., he received U.S. $114,000.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

3.	Fiscal 2023 CEO Performance

Mr. Hider is responsible for the overall financial performance of ATS and is accountable for the leadership and management of ATS in achieving its strategic objectives. As CEO, Mr. Hider is the principal architect of the strategic direction for the business and the Corporation’s financial and human capital priorities. Mr. Hider is also responsible for fostering a culture of integrity throughout ATS and setting the tone for the standards and guiding principles that determine how the Corporation conducts its businesses.

CEO PERFORMANCE

ATS entered fiscal 2023 following a strong fiscal 2022 and continued to gain momentum throughout the year. Under the leadership of Mr. Hider, ATS has recorded strong financial growth as well as executed on several key acquisitions. The strong operational execution and delivery on an ambitious growth plan have resulted in significant shareholder value creation. In assessing Mr. Hider’s individual performance for fiscal 2023, the HRC considered the following achievements:

•

High level of execution on the strategic plan, including balance sheet management, organic growth and accretive acquisitions, continued to strengthen the leadership team and maintain the Corporation’s high-performance culture

•	Provided strong leadership across the organization, particularly as acquisitions are integrated

•	Strengthened communications with internal and external stakeholders

As a result of company performance, the business performance factor was calculated at 90% of target - based on adjusted earnings from operations and a cash metric. Mr. Hider also exceeded expectations regarding his Individual Performance resulting in an Individual Performance Score of 165% and a STIP payout of 105% of target.

CEO COMPENSATION1

	2023 Actual	2022 Actual
Salary	$1,266,600	$1,031,900
Variable Compensation
Annual Cash Incentive	$1,312,200	$1,725,500
Performance Share Units	$2,496,600	$1,884,300
Restricted Share Units	$1,248,300	$942,100
Stock Options	$1,274,300	$942,000
Other Compensation	$235,500	$219,400
Total Direct Compensation	$7,833,500	$6,745,200

1	The amounts for the CEO Compensation were converted to Canadian dollars using the average exchange rate being U.S. $1.00 = C. $1.351 and U.S. $1.00 = C. $1.250 for fiscal 2023 and 2022, respectively.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

4.	Performance Graph

The following graph compares the Corporation’s cumulative TSR on its ATS Common Shares with the cumulative total return of the S&P/ TSX Composite Index (the “S&P/TSX Index”) over the period from March 31, 2018 to March 31, 2023 (the Corporation’s fiscal year end is March 31). The graph illustrates the cumulative return on a $100 investment in ATS Common Shares made on March 31, 2018 as compared with the cumulative return on a $100 investment in the S&P/ TSX Index made on March 31, 2018. The ATS Common Share performance as set out in the graph does not indicate future price performance.

Comparison of Total Return between ATS Corporation and S&P/TSX Composite Index

	March 2018	March 2019	March 2020	March 2021	March 2022	March 2023
ATS	$100.00	$111.02	$93.05	$149.63	$254.95	$319.90
S&P/TSX Index	$100.00	$108.11	$89.27	$133.79	$160.81	$152.49

As described elsewhere in this Circular, the compensation plan for senior executives of the Corporation is tied to the financial performance of the business and not to share performance alone. Fiscal 2019, fiscal 2020, fiscal 2021 and fiscal 2022 performance was positive when compared to the S&P/TSX, and bonuses were awarded. Fiscal 2023 performance was again positive when compared to the S&P/TSX, and bonuses were awarded as described under “Individual NEO Performance.”

The bar graph in the above illustration shows total NEO compensation (as disclosed in the Circular for each of the applicable years) and allows the reader to compare it to the total return of ATS.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

5.	Executive Compensation

Summary Compensation Table

The following table sets out information concerning the compensation earned from the Corporation and any of the Corporation’s subsidiaries during the financial years ended March 31, 2023, 2022 and 2021, by the Corporation’s Named Executive Officers.

						Non-Equity Incentive Plan Compensation
Name and Principal Position	Financial Year	Salary ($)	Share-Based Awards[1] ($)	Option-Based Awards ($)		Annual Incentive Plans[2] ($)	Long-Term Incentive Plans ($)	Pension Value ($)	All Other Compensation[3] ($)	Total Compensation ($)
A. Hider Chief Executive Officer[4]	2023	1,266,600	3,744,900[5]	1,274,300	[6]	1,312,200	—	—	235,500	7,833,500
	2022	1,031,900	2,826,400[7]	942,000	[8]	1,725,500	—	—	219,400	6,745,200
	2021	932,900	2,040,500[9]	687,600	[10]	1,772,900	—	—	696,100	6,130,000
R. McLeod Chief Financial Officer	2023	497,500	573,700[5]	195,200	[6]	401,600	—	—	37,100	1,705,100
	2022	460,400	345,000[7]	115,000	[8]	613,400	—	—	34,600	1,568,400
	2021	313,800	262,800[9]	59,000	[10]	546,000	—	—	15,700	1,197,300
P. Mahesh Group Executive, Life Sciences4, [11]	2023	419,600	1,453,600[5]	175,200	[6]	258,700	—	—	27,100	2,334,200
	2022	—	—	—		—	—	—	—	—
	2021	—	—	—		—	—	—	—	—
F. Cleland Nielsen	2023	501,400	898,900[5]	88,300	[6]	255,700	—	—	42,000	1,786,300
Senior Vice President, Strategy and Corporate	2022	168,300	716,000[7]	—		296,000	—	—	11,900	1,192,200
Development4, [12]	2021	—	—	—		—	—	—	—	—
U. Panenka President Industrial Automation[13]	2023	506,400	177,000[5]	60,200	[6]	415,200	—	—	50,200	1,209,000
	2022	464,100	180,000[7]	60,000	[8]	332,300	—	—	47,400	1,083,800
	2021	507,000	356,300[9]	70,900	[10]	271,700	—	—	49,500	1,255,400

1

These awards comprise time-vested RSUs and performance-based RSUs. The estimated fair value of the time-vested RSUs and performance-based RSUs were calculated as of the grant by multiplying the number of RSUs by the five-day volume weighted average price of ATS Common Shares on the TSX ending the day prior to the effective date of the grant. This methodology was adopted as it was management’s view that it best approximated the fair value of the RSUs at the effective date of the grant. The estimated fair values reported are “theoretical values” derived at a point in time and will be different than the value upon exercise and the value used for financial reporting purposes. See “Summary of Compensation Program” on page 45 for a description of potential performance-based outcomes.

2	These amounts represent bonuses under the Corporation’s short-term incentive program.
3

All other compensation includes the following items which exceed 25% of the total values: Mr. Hider received an allowance for housing and related living expenses of $195,100. In 2021, Mr. Hider’s other compensation included tax equalization payments; Mr. McLeod received an automobile allowance and associated expenses of $19,200 and an employer contribution to RRSPs of $14,900; Mr. Mahesh received an automobile allowance and associated expenses of $13,300 and an employer contribution to social security of $13,800; Ms. Cleland Nielsen received an automobile allowance and associated expenses of $21,000 and an employer contribution to retirement savings of $11,800; Mr. Panenka received an automobile and associated expenses of $26,700 and an employer contribution to social security of $20,900.

4

The amounts for: salary, annual incentive plans and all other compensation for Mr. Hider, Mr. Mahesh, and Ms. Cleland Nielsen were converted to Canadian dollars using the average exchange rate of U.S. $1.00 = C. $1.351, U.S. $1.00 = C. $1.250 and U.S. $1.00 = C. $1.333 for fiscal 2023, 2022 and fiscal 2021, respectively.

5

Mr. Hider, Mr. McLeod, Ms. Cleland Nielsen, and Mr. Panenka were granted 69,776, 10,690, 4,833, and 3,298 performance-based RSUs and 34,888, 5,345, 20,291 and 1,649 time-vested RSUs, respectively, on May 30, 2022; Mr. Mahesh was granted 12,736 performance-based RSUs and 26,178 time-vested RSUs on August 18, 2022 (see “Outstanding Share-Based Awards and Option-Based Awards” on page 54 for details).

6

These option grants were effective May 30, 2022 with the number of underlying options being as follows: Mr. Hider - 104,111; Mr. McLeod - 15,950; Ms. Cleland Nielsen - 7,211 and Mr. Panenka - 4,920; Mr. Mahesh was granted 14,312 options on August 18, 2022 (see “Outstanding Share-Based Awards and Option-Based Awards” on page 54 for details). The fair value of the stock option grants was estimated at the effective date of the grant using a Black-Scholes option-pricing model in accordance with the standard methodology applicable to time-vested stock option grants (“Black-Scholes methodology”). The following assumptions were used in the model (being the same assumptions used for financial reporting purposes): risk-free interest rate of 2.66%, expected volatility in the market price of the ATS Common Shares of 34.25%, expected life of 4.75 years, and a dividend yield of nil %.

7

Mr. Hider, Mr. McLeod, and Mr. Panenka were granted 62,663, 7,649, and 3,991 performance-based RSUs and 31,331, 3,824, and 1,995 time-vested RSUs, respectively, on May 31, 2021; Ms. Cleland Nielsen was granted 16,914 time-vested RSUs on August 12, 2021 (see “Outstanding Share-Based Awards and Option-Based Awards” on page 54 for details).

8

These option grants were effective May 31, 2021 with the number of underlying options being as follows: Mr. Hider - 108,404; Mr. McLeod - 13,233; and Mr. Panenka -6,904 (see “Outstanding Share-Based Awards and Option-Based Awards” on page 54 for details). The fair value of the stock option grants was estimated at the effective date of the grant using a Black-Scholes option-pricing model in accordance with the standard methodology applicable to time-vested stock option grants (“Black-Scholes methodology”). The following assumptions were used in the model (being the same assumptions used for financial reporting purposes): risk-free interest rate of 0.84%, expected volatility in the market price of the ATS Common Shares of 32.27%, expected life of 4.75 years, and a dividend yield of nil %.

9

Mr. Hider, Mr. McLeod, and Mr. Panenka were granted 67,275, 5,777, and 6,932 performance-based RSUs and 33,638, 7,221, and 10,687 time-vested RSUs, respectively, on August 20, 2020 (see “Outstanding Share-Based Awards and Option-Based Awards” on page 54 for details).

10

These option grants were effective August 20, 2020 with the number of underlying options being as follows: Mr. Hider - 123,887; Mr. McLeod - 10,638; and Mr. Panenka -12,766 (see “Outstanding Share-Based Awards and Option-Based Awards” on page 54 for details). The fair value of the stock option grants was estimated at the effective date of the grant using the Black-Scholes methodology. The following assumptions were used in the model (being the same assumptions used for financial reporting purposes): risk-free interest rate of 0.36%, expected volatility in the market price of the ATS Common Shares of 31.53%, expected life of 4.75 years, and a dividend yield of nil %.

11	Mr. Mahesh’s employment with ATS commenced on August 2, 2022.
12	Ms. Cleland Nielsen commenced employment with ATS on August 2, 2021.
13

The amounts for: salary, annual incentive plans and all other compensation for Mr. Panenka were converted to Canadian dollars using the average exchange rate of 1.00 Euro = C. $1.465, 1.00 Euro = C. $1.383, and 1.00 Euro = C. $1.541 for fiscal 2023, fiscal 2022 and fiscal 2021, respectively.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out the outstanding share-based awards and option-based awards in favour of the NEOs as at March 31, 2023.

	Option-based Awards					Share-based Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price[1] ($)	Option Expiration Date[2]	Value of Unexercised In-The-Money Options[3] ($)	Common Shares or Units of ATS Common Shares that Have Not Vested (#)		Market or Payout Value of Share-Based Awards That Have Not Vested ($)		Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
A. Hider Chief Executive	104,111	[4]	35.78	May 30, 2029	2,166,550	—		—		—
	108,404	[4]	30.07	May 31, 2028	2,874,874	—		—		—
	123,887	[4]	20.22	August 20, 2027	4,505,770	—		—		—
	76,100	[4]	20.89	May 27, 2026	2,716,770	—		—		—
	—		—	—	—	199,714	[5]	11,301,815	[6]	—
	—		—	—	—	99,857	[7]	5,650,908	[8]	—
R. McLeod Chief Financial	15,950	[4]	35.78	May 30, 2029	331,920	—		—		—
	13,233	[4]	30.07	May 31, 2028	350,939	—		—		—
	10,638	[4]	20.22	August 20, 2027	386,904	—		—		—
	3,301	[4]	20.89	May 27, 2026	117,846	—		—		—
	3,956	[4]	20.30	May 28, 2025	143,563	—		—		—
	5,625	[4]	12.77	May 29, 2024	246,488	—		—		—
	4,000	[4]	10.46	May 30, 2023	184,520	—		—		—
	—		—	—	—	24,116	[5]	1,364,724	[6]	—
	—		—	—	—	13,791	[7]	780,733	[8]	—
P. Mahesh Group Executive, Life Sciences	14,312	[4]	45.74	August 18, 2029	155,285	—		—		—
	—		—	—	—	12,736	[5]	720,730	[6]	—
	—		—	—	—	26,178	[7]	1,481,413	[8]	—
F. Cleland Nielsen Senior Vice President, Strategy and Corporate Development	7,211	[4]	35.78	May 30, 2029	150,061	—		—		—
	—		—	—	—	4,833	[5]	273,499	[6]	—
	—		—	—	—	37,205	[7]	2,105,431	[8]	—
U. Panenka President, Industrial Automation	4,920	[4]	35.78	May 30, 2029	102,385	—		—		—
	6,904	[4]	30.07	May 31, 2028	183,094	—		—		—
	12,766	[4]	20.22	August 20, 2027	464,299	—		—		—
	—		—	—	—	14,221	[5]	804,766	[6]	—
	—		—	—	—	9,998	[7]	565,787	[8]	—

1

The 1995 Stock Option Plan and 2006 Stock Option Plan provide that the exercise price of all stock options granted under the Stock Option Plans shall not be less than the market price. Market price refers to the volume weighted average trading price at which the ATS Common Shares traded on the five completed trading days immediately preceding the effective date of the grant.

2	The stock options set out in the table expire on the seventh anniversary of the grant date.
3

The value of unexercised in the money stock options was calculated based on the difference between the market value of the ATS Common Shares as at March 31, 2023 and the exercise price of the stock options.

4	These traditional time-vested stock options granted under the Stock Option Plans become exercisable as to 25% on each of the first, second, third and fourth anniversaries of the date of grant.
5	These performance-based RSUs are granted under the RSU Plan vest on a specified date, conditional upon successful achievement of certain financial and share price targets.
6

The market or payout value of each unvested performance-based RSU grant at March 31, 2023 was calculated by multiplying the number of RSUs by the ATS share price at closing of markets on March 31, 2023. These numbers reflect management’s estimate that the performance criteria would be achieved at 100% of the target. As no performance criteria had measurement dates that fell on or before the end of fiscal 2023, the minimum payout value under each grant is $0. However, management believes a value based on 100% achievement of performance criteria provides more useful disclosure. See “Summary of Compensation Program” on page 45 for a description of potential performance-based vesting outcomes.

7	These time-vested RSUs are granted under the RSU Plan vest on a specified date.
8	The market or payout value of each unvested RSU grant at March 31, 2023 was calculated by multiplying the number of RSUs by the ATS share price at closing of markets on March 31, 2023.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Incentive Plan Awards - Value Vested or Earned During the Fiscal Year

The following table sets out the value of all incentive plan awards vested or earned by the Named Executive Officers during the year ended March 31, 2023.

Name	Option-Based Awards - Value Vested During the Year[1] ($)	Share-Based Awards - Value Vested During the Year[2] ($)	Non-Equity Incentive Plan Compensation-Value Earned During the Year ($)
A. Hider, Chief Executive Officer	1,581,139	—	1,312,200
R. McLeod, Chief Financial Officer	114,505	31,289	401,600
P. Mahesh, Group Executive, Life Sciences	—	—	258,700
F. Cleland Nielsen, Senior Vice President, Strategy and Corporate Development	—	—	255,700
U. Panenka, President, Industrial Automation	84,845	52,208	415,200

1

The value vested during the year was calculated based on the difference between the exercise price and the market price on the vesting date. Option-based awards that vested with a market price less than the exercise price on the vesting date have been excluded from the calculation.

2

The value of the RSUs vested during the year was calculated based on the 20-day volume-weighted average trading price of the ATS Common Shares on the TSX as of the vesting date. See “Long-Term Incentive Compensation,” starting on page 49, for a description of the performance vesting criteria attached to the RSUs.

6.	Termination and Change of Control Benefits

The employment agreements of the Named Executive Officers discussed below provide for certain payments and/or benefits in the event of termination of their employment in particular scenarios.

Andrew Hider

Mr. Hider’s employment contract provides that in the event of dismissal without cause, other than a dismissal within 12 months of a change of control, he is entitled to a lump sum equal to 18 months’ salary and bonus and to continued benefits during such period. In the event of termination of employment by the Corporation without cause within 12 months of a change of control, Mr. Hider is entitled to a lump sum equal to 24 months’ salary and bonus, and to continued benefits during such period. In the event of termination of employment by the Corporation without cause within 12 months of a change of control, Mr. Hider’s outstanding unvested stock options, 100% of unvested non-performance-based RSUs, and 75% of all performance-based RSUs (assuming 100% achievement against target) accelerate and become vested. The entitlements outlined in this paragraph are subject to Mr. Hider complying with provisions addressing share ownership post-termination, assignment of inventions, non-competition and non-solicitation.

The table below sets out estimated payments and benefits that would have been owing to Mr. Hider assuming the triggering events identified in the table below took place on March 31, 2023.

Triggering Event	Base Salary (U.S. $)	Bonus (U.S. $)[1]	Long-Term Incentive Awards Accelerated (U.S. $)[2]	Total (U.S. $)
Termination without cause (other than within 12 months of a change of control)	1,387,500	1,661,750	—	3,049,250
Termination without cause within 12 months of a change of control	1,850,000	2,215,670	15,826,800	19,892,470
Resignation	—	—	—	—
Retirement	—	—	—	—

1

Mr. Hider’s contract provides that the number used for the purposes of calculating bonus entitlement is the average of the bonuses for the three most recently completed fiscal years preceding the date of termination.

2

For the purposes of calculating the value of accelerated stock options and RSUs, the closing market price of ATS Common Shares on March 31, 2023 was used, without reference to any entitlement to exercise stock options beyond that date. The amount has been converted to U.S. dollars using the fiscal year average exchange rate of U.S. $1.00 = C. $1.351.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Ryan McLeod

Mr. McLeod’s employment contract provides that in the event of dismissal without cause, other than a dismissal within 12 months of a change of control, he is entitled to a lump sum equal to 12 months’ salary and to continued benefits during such period. In the event of termination of employment by the Corporation without cause within 12 months of a change of control, Mr. McLeod is entitled to a lump sum equal to 18 months’ salary, and to continued benefits during such period. The entitlements outlined in this paragraph are subject to Mr. McLeod complying with provisions addressing share ownership post-termination, assignment of inventions, non-competition and non-solicitation.

The table below sets out estimated payments and benefits that would have been owing to Mr. McLeod assuming the triggering events identified in the table below took place on March 31, 2023.

Triggering Event	Base Salary ($)	Bonus ($)	Long-Term Incentive Awards Accelerated ($)	Total ($)
Termination without cause (other than within 12 months of a change of control)	510,000	—	—	510,000
Termination without cause within 12 months of a change of control	765,000	—	—	765,000
Resignation	—	—	—	—
Retirement	—	—	—	—

Prakash Mahesh

Mr. Mahesh’s employment contract provides that in the event of dismissal without cause, Mr. Mahesh is entitled to continued base salary payments and benefits for a period equal to one month for each full year of service, for a minimum of 9 months, and a maximum of 12 months.

These entitlements are subject to Mr. Mahesh complying with provisions addressing, among others, confidentiality, return of confidential records, non-disclosure, non-compete, non-solicitation, and assignment of inventions and proprietary rights.

The table below sets out estimated payments and benefits that would have been owing to Mr. Mahesh assuming the triggering events identified in the table below took place on March 31, 2023.

Triggering Event	Base Salary (U.S. $)	Bonus (U.S. $)	Long-Term Incentive Awards Accelerated (U.S. $)	Total (U.S. $)
Termination without cause	356,250	—	—	356,250
Resignation	—	—	—	—
Retirement	—	—	—	—

Fiona Cleland Nielsen

Ms. Cleland Nielsen’s employment contract provides that in the event of dismissal without cause, Ms. Cleland Nielsen is entitled to continued base salary payments for 12 months and to continued benefits during such period. These entitlements are subject to Ms. Cleland Nielsen complying with provisions addressing, among others, confidentiality, return of confidential records, non-competition and non-solicitation.

The table below sets out estimated payments and benefits that would have been owing to Ms. Cleland Nielsen assuming the triggering events identified in the table below took place on March 31, 2023.

Triggering Event	Base Salary (U.S. $)	Bonus (U.S. $)	Options Accelerated (U.S. $)	Total (U.S. $)
Termination without cause	360,500	—	—	360,500
Resignation	—	—	—	—
Retirement	—	—	—	—

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Udo Panenka

Mr. Panenka’s employment contract provides that in the event of dismissal without cause, Mr. Panenka is entitled to six months’ notice to the end of a calendar month, with the employer having the right to put him on “garden leave,” subject to payment of his base salary during this period. In addition, Mr. Panenka is subject to a one-year non-compete/non-solicit clause which can be waived by the employer upon six months’ notice. During the non-compete/non-solicit period, the employer is to pay Mr. Panenka 50% of his base salary.

The table below sets out estimated payments and benefits that would have been owing to Mr. Panenka assuming the triggering events identified in the table below took place on March 31, 2023, and that, in the case of termination without cause, Mr. Panenka was put on garden leave and the employer did not waive the non-compete/non-solicit clause.

Triggering Event	Base Salary (Euro)	Bonus (Euro)	Long-Term Incentive Awards Accelerated (Euro)	Total (Euro)
Termination without cause	345,000	—	—	345,000
Resignation	—	—	—	—
Retirement	—	—	—	—

7.	Equity Compensation Plans

The following table sets out information concerning the number and price of securities to be issued under equity compensation plans to employees and others.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights (as at March 31, 2023) (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (as at March 31, 2023) (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in (a)) (as at March 31, 2023) (c)
Equity compensation plans approved by security holders[1]	785,429	$26.69	1,894,578

1.	See “2006 Stock Option Plan and 1995 Stock Option Plan” below.

2006 Stock Option Plan and 1995 Stock Option Plan

The Corporation has adopted the 2006 Stock Option Plan and 1995 Stock Option Plan (each, a “Plan”). Each Plan has been amended from time to time by the Board and, where required, such amendments have been submitted to, and approved by, the shareholders of the Corporation. Each Plan provides for the granting of options to purchase ATS Common Shares (“Options”) to employees, officers, directors and service providers of the Corporation or any subsidiary of the Corporation as approved by the Board. The purpose of the Plans is to attract, retain and motivate persons as officers and key employees of the Corporation and its subsidiaries, and to advance the interests of the Corporation by providing such persons with the opportunity, through Options, to acquire a proprietary interest in the Corporation. Notwithstanding the terms of the Plans, the current compensation program for directors does not include entitlement to Options and no Options have been granted to any of the current non-executive directors. On May 17, 2023, the Board amended each Plan to: (i) introduce the concept of “actively employed” to clarify when a former employee’s entitlements end in Canada; (ii) add clarity around what constitutes “cause”, “good reason”, “disability”, and “retirement” in the Plans; (iii) expressly provide for a cashless exercise mechanism which was previously only referred to in award agreements; (iv) update the applicable provisions relevant to the treatment of U.S. option holders; (v) clarify and enhance the rights of option holders in the event of death, disability and retirement; (vi) modernize the change in control provisions of the Plans to align with current market practice and proxy advisory firm guidance to provide more certainty to option holders upon a change in control of ATS, including in connection with terminations without cause or resignations for good reason within 12 months of a change of control of ATS; and (vii) clarify the processes surrounding the Corporation’s ability to withhold taxes, including in relation to cashless exercises. In accordance with the terms of the Plans and the TSX Company Manual, no shareholder approval was required to give effect to the amendments to the Plans.

The Plans are substantially the same and a summary of the Plans is set out in Schedule “C”. A copy of the Plans may be obtained from the Secretary of the Corporation.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Other Security-Based Compensation Arrangements

From time to time the Corporation may enter into security based compensation arrangements pursuant to which ATS agrees to grant stock options to certain executives as an inducement for such executives to accept ATS’ offer of employment.

The stock options granted under these security based compensation arrangements are granted outside of the 1995 Stock Option Plan and 2006 Stock Option Plan under the exemption in section 613(c) of the TSX Company Manual. However, each of these stock options will generally be subject to the terms of the 2006 Stock Option Plan. Currently there are no such security-based compensation arrangements outstanding.

Stock Option Summary

The table below provides a summary of Options activity during fiscal year 2023 under the 2006 Stock Option Plan and 1995 Stock Option Plan, and under the security-based compensation arrangements (“SBC”).

	As of March 31, 2022			Fiscal 2023 Activity			As at March 31, 2023
	Plan	# of ATS Common Shares or Options	% of ATS Common Shares	# of Options Granted	# of Options Cancelled and/or Withheld	# of Options Exercised	# of ATS Common Shares or Options	% of ATS Common Shares
ATS Common	1995	5,936,398	6.5%	—	—	—	5,936,398	6.5%
Shares Issued on exercise of	2006	2,242,775	2.4%	—	—	291,659	2,534,434	2.7%
Options[1]	SBC	1,949,043	2.1%	—	—	—	1,949,043	2.1%

	Total	10,128,216	11.0%	—	—	291,659	10,419,875	11.3%

Options granted and outstanding	1995	24,547	—%	30,885	—	—	55,432	—%
	2006	865,861	1.0%	192,259	(36,464)	(291,659)	729,997	0.8%
	SBC	—	—%	—	—	—	—	—%

	Total	890,408	1.0%	223,144	(36,464)	(291,659)	785,429	0.8%

Options available for future grants	1995	30,894	—%	(30,885)	—	—	9	—%
	2006	2,050,364	2.2%	(192,259)	36,464	—	1,894,569	2.1%
	SBC	—	—%	—	—	—	—	—%

	Total	2,081,258	2.2%	(223,144)	34,464	—	1,894,578	2.1%

Total	1995	5,991,839	6.5%	—	—	—	5,991,839	6.5%
	2006	5,159,000	5.6%	—	—	—	5,159,000	5.6%
	SBC	1,949,043	2.1%	—	—	—	1,949,043	2.1%

	Total	13,099,882	14.2%	—	—	—	13,099,882	14.2%

1

The 1995 Stock Option Plan was originally adopted by the Corporation on October 8, 1993 and the 2006 Stock Option Plan was adopted on October 27, 2006. The numbers in this table with respect to those two Plans are calculated from the original inception date of each of those plans.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

The table below summarizes the annual burn rate of the Plans for fiscal 2023, 2022 and 2021, calculated as required by the TSX Company Manual.

		2023	2022	2021
1995 Plan	Number of awards granted under Plan	30,885	—	—
	Weighted average number of issued and outstanding securities in the fiscal year	91,835,740	92,206,291	92,199,720
	Annual burn rate	0.03%	0.00%	0.00%
2006 Plan	Number of awards granted under Plan	192,259	195,560	253,491
	Weighted average number of issued and outstanding securities in the fiscal year	91,835,740	92,206,291	92,199,720
	Annual burn rate	0.21%	0.21%	0.27%
SBC	Number of awards granted under Plan	—	—	—
	Weighted average number of issued and outstanding securities in the fiscal year	91,835,740	92,206,291	92,199,720
	Annual burn rate	0.00%	0.00%	0.00%
Total	Number of awards granted under Plan	223,144	195,560	253,491
	Weighted average number of issued and outstanding securities in the fiscal year	91,835,740	92,206,291	92,199,720
	Annual burn rate	0.24%	0.21%	0.27%

Restricted Share Unit Plan

The Corporation adopted a Restricted Share Unit Plan (“RSU Plan”) in 2013. The RSU Plan contemplates the issuance of RSUs by the Board to employees of the Corporation and its affiliates. RSUs offer an additional alternative as part of the overall mix for long-term incentives. An RSU is a bookkeeping entry, equivalent to the value of an ATS Common Share, credited to an account to be maintained for the employee and currently settled in either cash to the employee or through ATS Common Shares purchased on the open market, at the discretion of the Corporation, on the vesting date provided for in the grant agreement. The RSU Plan permits performance vesting criteria to be attached to individual grants. Such performance vesting criteria could address internal metrics such as earnings from operations or earnings per share and/ or external metrics, such as share price or performance as against an index. During fiscal 2023, 363,368 RSUs were granted.

Some of the RSUs granted to senior executives will only vest if certain performance criteria are met (PSUs). Vesting of 50% of each performance-related grant has been subject to meeting a share price target and the remaining 50% has been subject to meeting an earnings per share target. The PSU grants contemplate between 0% and 200% of the number of PSUs vesting, with 0% vesting at below 60% or 75% achievement against a target, 50% vesting at 60% or 75% achievement against a target, 200% vesting at 140% or 125% achievement against a target, respectively, and a pro-rated percent vesting between those two limits. On May 17, 2023, the Board approved various amendments to the RSU Plan to align with the changes made to the 2006 Stock Option Plan and 1995 Stock Option Plan, as discussed further above. See “2006 Stock Option Plan and 1995 Stock Option Plan”.

Share Purchase Plan

As an incentive to full-time employees of the Corporation (and, at the discretion of the Board, to full-time employees of subsidiaries to the Corporation) who have completed at least three consecutive months of employment, the Corporation established a share purchase plan in August 2001. The 2001 plan was replaced by a 2014 Employee Share Purchase Plan (the “Share Purchase Plan”), and all ATS Common Shares administered under the former plan are now being administered under the Share Purchase Plan. Employees who choose to participate in the Share Purchase Plan (“Members”) have accounts maintained on their behalf by an administrative agent (the “Administrative Agent”). Purchases of ATS Common Shares under the Share Purchase Plan are made by the Administrative Agent on behalf of Members.

Pursuant to the Share Purchase Plan, Members may set aside funds, through payroll deductions, up to a maximum of the lesser of 10% of their base salary or $10,000 in any one calendar year. Subject to the Member not making withdrawals from the Share Purchase Plan during the calendar year immediately prior to the Corporation’s contribution date, where the withdrawal was in respect of ATS Common Shares acquired in the same calendar year (with withdrawals being treated on a “first-in, first-out” basis), the Corporation will make contributions equal to 20% of such Member’s contribution where such Member contributes 5% or less of his or her salary to the Share Purchase Plan. A Member who contributes more than 5% of his or her salary shall receive a contribution from the Corporation equal to 20% of the first 5% of such Member’s aggregate contributions in the applicable calendar year.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

A person shall cease to be a Member in the Share Purchase Plan when such person ceases to be a full-time employee of the Corporation (or, as applicable, one of its subsidiaries) as a result of retirement, voluntary or involuntary termination, resignation, layoff, discharge, death or for any other reason. Upon the occurrence of any such event. a Member’s rights under the Share Purchase Plan shall immediately terminate and the Corporation shall promptly refund, without interest, the entire balance of such Member’s account maintained by the Administrative Agent on behalf of such Member. A person may also cease to be a Member under the Share Purchase Plan by filing a notice with the Corporation, voluntarily terminating such Member’s membership, in which case such person shall cease to be a Member on the 10th day following the Corporation’s receipt of such notice.

Subject to any necessary regulatory approval, the Board may at any time make amendments to the Share Purchase Plan in whole or in part. No such amendment may materially and adversely affect any previous purchase of ATS Common Shares under the Share Purchase Plan by the Administrative Agent on behalf of a Member. A Member’s interest under the Share Purchase Plan in cash or ATS Common Shares held by the Administrative Agent for the Member’s account is not assignable or transferable in whole or in part.

The Administrative Agent. on behalf of the Members. acquires ATS Common Shares for the Share Purchase Plan on a monthly basis in the open market. The Share Purchase Plan does not provide for the issuance of ATS Common Shares from treasury. As of June 16, 2023, there were 399,765 ATS Common Shares under the administration of the Administrative Agent.

VII. Other Important Information

Interests of Informed Persons in Material Transactions

To the knowledge of the Corporation, other than as disclosed below and elsewhere in this Circular, as at June 16, 2023, no informed person of ATS. or any associate or affiliate of any informed person, has had any interest in any transaction since the commencement of ATS’ last financial year or in any proposed transaction that has materially affected or could materially affect ATS or any of its subsidiaries.

ATS management had determined that over a number of years, the expertise and resources of Mason had offered significant value to ATS, particularly in connection with the identification and assessment of strategic opportunities. Although ATS had frequently called upon Mason for support. this had generally been without any compensation to Mason. Both ATS and Mason determined that it would be appropriate to record an agreement for this purpose and provide for a reasonable fee. ATS, therefore, as of April 1, 2014, entered into a letter agreement with Mason pursuant to which. based on its expertise. Mason agreed to provide ATS with ongoing strategic and capital markets advisory services for an annual fee of U.S. $500,000. ATS is not restricted from procuring advisory services from any other third party. Any services beyond the scope of services contemplated by the letter agreement would require a separate agreement and fee arrangement. As an important element of this letter agreement. Mason agreed to cause member(s) of the Board who are associated with Mason to waive. and such director(s) have waived, any fees to which they may have otherwise been entitled for serving as members of the Board or as members of any committee of the Board. The letter agreement may be terminated by either Mason or ATS on 30 days’ notice.

The terms of the letter agreement referenced above, and the business reasons for that agreement, are reviewed from time to time by the Board, with the exception of any Board member(s) affiliated with Mason, under the leadership of the CG&N Committee.

For the purposes of this Circular, an “informed person” means a director or officer of ATS; a director or officer of a person or company that is itself an “informed person” or subsidiary of ATS; any person or company who beneficially owns or controls or directs, directly or indirectly, voting securities of ATS or who exercises control or direction over voting securities of ATS. or a combination of both. carrying more than 10% of the voting rights attached to all outstanding voting securities of ATS.

Interest of Certain Persons or Companies in Matters to Be Acted Upon

No person who has been a director or executive officer of the Corporation, at any time since the beginning of the last financial year, any proposed nominee for election as director of the Corporation, or any associate or affiliate of any of the foregoing persons. has any material interest. direct or indirect. by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

Additional Information

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov. Financial information about the Corporation is provided in the Corporation’s audited consolidated financial statements as at and for the year ended March 31, 2023 and the corresponding Management’s Discussion and Analysis. Shareholders of the Corporation may request copies of such financial statements and Management’s Discussion and Analysis by contacting the Secretary of the Corporation at ATS Corporation, 730 Fountain Street North, Cambridge, Ontario N3H 4R7.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Shareholder Engagement

During fiscal 2023, senior management attended and presented at nine institutional investor conferences which provided the opportunity for management to engage with existing and potential investors. On a quarterly basis, management holds several meetings with existing shareholders who desire engagement with the Corporation. These meetings are often held in person, with management travelling as required.

The Board supports a transparent process for shareholders to contact the Board directly. Shareholders may initiate communications with and provide feedback directly to the Board, care of the Corporate Secretary, either by email at ATSboard@atsautomation.com or by mail in an envelope marked “confidential” addressed to the address below:

Board of Directors

ATS Corporation

730 Fountain Street North

Building #3

Cambridge, Ontario N3H 4R7 Canada

You can find the full content of ATS’ Shareholder Engagement Policy on the ATS website at www.atsautomation.com.

Directors’ Approval

The contents and sending of this Circular have been approved by the directors of ATS. Dated as of June 16, 2023.

Stewart McCuaig
Vice President, General Counsel and Secretary

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Schedule “A” –

BY-LAW NO. 3

A By-Law amending By-Law No. 1 of the Corporation

SECTION 1.1 - INTRODUCTION.

The purpose of this By-Law No. 3 of the Corporation (“By-Law No. 3”) is to amend By-Law No. 1 of the Corporation (“By-Law No. 1”) to remove the Canadian residency requirement of directors contained in Section 2.2 of By-Law No. 1 as it is no longer a requirement under the Business Corporations Act (Ontario). The Corporation and the board of directors of the Corporation (the “Board”) believe it is in the best interest of the Corporation to make such amendment.

SECTION 1.2 - AMENDMENT.

By-Law No. 1 is hereby amended as follows:

A.	Section 2.2 of By-law No.1 is hereby deleted in its entirety and replaced with the following:

“No person shall be qualified for election as a director if that person: (a) is less than 18 years of age; (b) has been found under the Substitute Decisions Act, 1992 (Ontario) or under the Mental Health Act (Ontario) to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; (c) is not an individual; or (d) has the status of a bankrupt. A director need not be a shareholder.”

SECTION 1.3 - INTERPRETATION.

All references to “ATS Automation Tooling Systems Inc.” and the “Corporation” in By-Law No. 1 and By-Law No. 2 of the Corporation shall mean ATS Corporation.

SECTION 1.4 - EFFECTIVE DATE.

This By-Law No. 3 was adopted by the Board on March 1, 2023 and shall become effective upon such date until the confirmation or rejection by the shareholders of the Corporation. If this By-Law No. 3 is confirmed by the shareholders of the Corporation, it shall continue in effect in the form in which it was so confirmed.

This By-Law No. 3 was confirmed by the shareholders of the Corporation on [•], 2023.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Schedule “B” –

Mandate for the Board of Directors, ATS Corporation (the “Company”)

A. Purpose

1.

The Board of Directors (the “Board”) is responsible for providing independent oversight of the management of the business and affairs of the Company. The Board shall, directly and through its committees and the Chairman of the Board, provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

B. Membership, Organization and Meetings

1.

GENERAL – The composition and organization of the Board, including: the number and qualifications of directors; residency requirements; quorum requirements; meeting procedures and notices of meetings, shall be in compliance with the Business Corporations Act (Ontario) and the by-laws of the Company. The Board shall consider the appropriate size of the Board, with a view to the facilitation of effective decision making. The frequency and location of meetings shall be determined from time to time by the Board.

Directors will not be subject to mandatory retirement at a prescribed age; however, the CG&N Committee shall consider the overall performance, qualifications and competencies of individual directors and the Board in determining nominations put forward annually. This will provide the CG&N Committee with the flexibility to consider all attributes of an individual director, and those of the Board as a whole, when formulating the Board that will best serve the Company.

2.	COMPENSATION – The Human Resources Committee shall determine the compensation of non-employee directors at least annually, as set out in the Human Resources Committee Mandate.

3.

INDEPENDENCE – The independence of directors shall be determined based on the binding requirements of any stock exchanges on which the Company’s securities are listed and all other applicable laws (collectively, the “Applicable Requirements”). At least annually, the Board shall affirmatively determine the independence of each director in accordance with this standard. A majority of directors, including the Chairman of the Board, shall be independent directors.

4.

ACCESS TO MANAGEMENT AND OUTSIDE ADVISORS – The Board shall have unrestricted access to the Company’s management and employees. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Company officer. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

5.

CORPORATE SECRETARY AND MINUTES – The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

6.

MEETINGS WITHOUT MANAGEMENT – The independent directors of the Board shall, at least twice per year, hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

C. Functions and Responsibilities

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such other duties as may be required by the Applicable Requirements from time to time.

Strategic Planning

a.

Strategic Plans – At least annually, the Board shall review and, if advisable, approve the Company’s strategic plan prepared by the Chief Executive Officer and senior management which takes into account, among other things, the opportunities and risks of the business.

b.	Business Plans – The Board shall review and, if advisable, approve the Company’s annual business plan.

c.

Monitoring – At least annually, the Board shall review management’s implementation and the effectiveness of the Company’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Risk Management

a.

General – The Board shall oversee (i) policies and processes to identify and manage the principal risks of the Company’s business, and (ii) the implementation by management of a comprehensive compliance management program that addresses compliance with applicable regulatory and legal requirements. At least annually, the Board shall review reports provided by management of material risks associated with the Company’s businesses and operations, review the implementation by management of systems and controls to manage these risks, and review reports by management relating to the operation of and any material deficiencies in these systems and controls.

b.

Verification of Controls – The Board shall, with the assistance of the Audit and Finance Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Company is applying appropriate standards of corporate conduct for these controls. At least annually, the Board shall review and approve the Company’s significant enterprise-wide policies and practices, including those respecting liquidity, funding and capital management, and obtain assurance from management that they are being complied with.

Approvals

The Board shall consider for approval such matters requiring Board approval under applicable law, matters deemed appropriate by the Chief Executive Officer, or as requested by the Board, and shall, without limitation, approve the following: (i) strategic plan; (ii) annual business plan; (iii) annual financial statements, MD&A and earnings release; (iv) capital expenditures requiring Board approval under applicable Company capital expenditure policies; (v) material acquisitions and divestitures; (vi) equity financings; (vii) dividends; (viii) share repurchase programs; (ix) appointment of officers; (x) proxy circulars; (xi) Annual Information Forms; (xii) stock option grants; (xiii) DSU grants; and (xiv) any material amendments to the Disclosure Policy, Insider Trading Policy, Social Media Policy, Code, Stock Option Plans and ATS DSU Plan.

Human Resource Management

a.	General – At least annually, the Board shall, with the assistance of the Human Resources Committee, review the Company’s approach to human resource management and executive compensation.

b.

CEO Hiring and CEO and Senior Executive Annual Compensation Adjustments - The Board shall, with the assistance of the Human Resources Committee: (i) approve the hiring and material terms of employment of the Chief Executive Officer; and (ii) approve any bonus plans, salary adjustments, stock options or other compensation proposed in relation to the Chief Executive Officer and Senior Executives. For the purposes of this Mandate, “Senior Executives” are defined as those executives reporting to the Chief Executive Officer and whose base salary exceeds C. $150,000.

c.

Succession Review – At least annually, the Board shall, with the assistance of the Human Resources Committee, review and, if advisable, approve the succession planning processes of the Company, including the selection, appointment and development of the Chairman of the Board, the Board members, the CEO and other senior executive officers, including the heads of the Company’s oversight functions, and the termination of the CEO, if required.

d.

Integrity of Senior Management – The Board shall promote a culture of integrity at the Company and, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management, and that the Chief Executive Officer and other senior management create a culture of integrity throughout the organization.

Corporate Governance

a.	General – At least annually, the Board shall, with the assistance of the CG&N Committee, review the state of the Company’s corporate governance activities.

b.

Director Independence – At least annually, the Board shall, with the assistance of the CG&N Committee, evaluate the director independence standards established by the Board and establish appropriate structures and procedures to allow the Board to function independently of management, including undertaking regular evaluations of the Board, its committees and individual directors, and reviewing the composition of the Board, with a view to the effectiveness and independence of the Board and its members.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

c.

Ethics and Reporting – The Board will promote the cultivation and demonstration of an honest and ethical corporate culture. At least annually, the Board shall, with the assistance of the Audit and Finance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Company’s Code. Any waivers from the Code that are granted for the benefit of a director or executive officer shall only be granted by the Board with the assistance of the CG&N Committee.

d.

Insider Trading Policy – At least annually, the Board shall, with the assistance of the CG&N Committee, review the Company’s insider trading policies and procedures. The Board shall, if advisable, approve material changes to the Company’s insider trading policies and procedures.

e.

Code of Business Conduct – At least annually, the Board shall, with the assistance of the CG&N Committee, review the Company’s Code. The Board shall, if advisable, approve material changes to the Company’s Code.

Financial Information

a.

General – At least annually, the Board shall. with the assistance of the Audit and Finance Committee, review the Company’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.

Integrity of Financial Information – The Board shall, with the assistance of the Audit and Finance Committee, review the integrity of the Company’s financial information and systems, the effectiveness of internal controls, and management’s assertions on internal control and disclosure control procedures.

Disclosure

a.

The Board shall (i) oversee the Company’s communication and disclosure practices, including with respect to receiving feedback from stakeholders, and (ii) approve the Company’s Disclosure Policy, which governs the release of information about the Company and requires timely, accurate and fair disclosure of such information in compliance with a Illegal and regulatory requirements.

b.

At least annually, the Board shall review management’s compliance with the Company’s disclosure policies and procedures, including the Company’s Disclosure Policy and the Company’s Social Media Policy. The Board shall, if advisable, approve material changes to the Company’s disclosure policies and procedures.

c.	The CEO or the Chairman of the Board or any other director, when authorized by the CEO or the Chairman of the Board, may communicate with the shareholders or stakeholders on behalf of the Company.

Committees of the Board

a.

Board Committees – The Board has established the following committees of the Board: the Human Resources Committee, the CG&N Committee, the Audit and Finance Committee, and the Strategic Opportunities Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

b.

Committee Mandates – The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed and, based on recommendations from the applicable committee, amended as deemed advisable.

c.	Delegation to Committees – The Board has delegated for approval or review the matters set out in each Board committee’s mandate to that committee.

d.	Consideration of Committee Recommendations – As required, the Board shall consider for approval the specific matters delegated for review to Board committees.

e.

Board/Committee Communication – To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Additional Expectations of Board Members

a.	Board members are expected to maintain the highest personal and professional values, integrity and ethics. This shall include compliance with the Company’s Code.

b.	Board members are expected to bring a probing and objective perspective to the Board and be prepared to challenge management.

c.

Board members are expected to attend all Board and committee meetings (as applicable) and devote the necessary time and attention to Board matters. This shall include the advance review of materials to be adequately prepared for Board meetings and keeping informed about the Company’s business and relevant developments outside the Company that affect its business. Telephone or video conferencing may be used to facilitate a director’s attendance at meetings. When attendance is not possible, a Board member is expected to become familiar with the matters covered at the meeting.

d.

Directors must have adequate time available to serve on the Board and should be willing to commit to an active term of five years, although there is no specific time frame designated for Board membership. It is expected that approximately 60 hours per year of directors’ time will be required to prepare for and attend formal meetings, excluding travel or special meetings.

e.	It is expected that Board members will not hold board seats on more than four other publicly traded companies or trusts and that they will not act as directors of competitive companies.

f.

Directors shall promptly advise the Chairman of the Board of any changes in factors that could affect the independence or effectiveness of the individual director and consult with, and obtain the approval of the Chairman of the Board, prior to considering an appointment as a director of any other public company or major non-profit entity.

D. Director Orientation

1.	Each director shall participate in the Company’s initial and any ongoing orientation program.

2.

Orientation and training is the responsibility of the CG&N Committee in conjunction with the Chairman. Upon the election of a new director to the Board, such director will be notified and given an orientation package including material that will assist with the director’s familiarization with the Company.

3.	The orientation of a new director will include the following:

a.	organized and systematic visits to Company facilities;

b.	meetings scheduled with operating management;

c.	familiarization with the Company’s products, services and customers;

d.	Company history and other relevant data;

e.	information concerning the Company’s mission, goals, strategy, philosophy and major policies;

f.	recent analysts’ reports;

g.	the Company’s Board Governance Manual;

h.	information pertaining to personal liabilities and insurance coverage;

i.	rules for purchasing and selling Company shares;

j.	rules regarding insider information;

k.	minutes of previous Board and Committee meetings; and

l.	remuneration and performance guidelines.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Schedule “C” –

Summary of 2006 Stock Option Plan and 1995 Stock Option Plan

Plan Information Item	Description

Maximum ATS Common Shares Issuable

2006 Stock Option Plan: 5,159,000 (representing 5.6% of the currently issued and outstanding ATS Common Shares)

1995 Stock Option Plan: 5,991,839 (representing 6.5% of the currently issued and outstanding ATS Common Shares)

Total: 11,150,839 (representing 12.1% of the currently issued and outstanding ATS Common Shares)

Outstanding Awards[1]

2006 Stock Option Plan: 729,997 (representing 0.8% of the currently issued and outstanding ATS Common Shares)

1995 Stock Option Plan: 55,432 (representing -% of the currently issued and outstanding ATS Common Shares)

Total: 785,429 (representing 0.8% of the currently issued and outstanding ATS Common Shares)

Eligible Participants	Designated eligible participants under each Plan (collectively, “Optionees”) including directors, officers, employees and Service Providers (as defined in the Plan).

Vesting	The time or times when Options may be exercised will be determined by the Board.

Amendment of Stock Option Plan	Amendments may be made by the Corporation at any time, provided that such amendment cannot materially and adversely affect any Option previously granted to an Optionee without the consent of such Optionee (except to the extent required by law). The following types of amendments require shareholder approval:

• amendments to the maximum number of ATS Common Shares allowed to be granted under the Plan;

• amendments that would reduce the Option exercise price below the minimum price provided for in the Plan;

• amendments that would increase limits on the total number of ATS Common Shares issuable to any one individual or any one insider[1] and the insider’s associates;

• amendments that would increase limits on the total number of ATS Common Shares issuable to insiders within a one-year period;

• amendments to increase the maximum term of an Option;

• amendments to extend the term of an outstanding Option beyond the Expiry Date (as such term is defined in the Plans);

• amendments that would reduce the exercise price of an outstanding Option (other than pursuant to anti-dilution provisions);

• amendments that would permit assignments to persons not currently permitted under the Plans;

• amendment to the definition of “Eligible Person” in the Plans, or any defined term used therein that would expand the scope of the term “Eligible Person”; and

• amendments to the amendment provisions in the Plans.

Exercise Price	Determined by the Board and may not be less than the volume weighted average trading price at which the ATS Common Shares traded on the Toronto Stock Exchange (the “TSX”) (or the stock exchange on which the majority of the trading volume of the ATS Common Shares occurs) on the five completed trading days immediately preceding the effective date of the grant, or where the Options are granted within a blackout period, on the five completed trading days immediately following such blackout period, in each case, calculated by dividing the total value by the total volume of securities traded for such five-day period (the “Market Price”).

1	See table under heading “Equity Compensation Plans - Stock Option Summary” on page 58 of the Circular for a summary of the total number of securities issued and securities issuable under each Plan.
2	An “insider” means a “reporting insider” as defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Plan Information Item	Description

Term	As determined by the Board at the time of Option grant, subject to a maximum term of 10 years.[1]

Maximum Options Issuable to Optionee

The maximum number of Options that may be granted to any one Optionee is limited to 5% of the total number of ATS Common Shares outstanding at the time of grant.

In addition, no Options may be granted if such grant results in:

i.   the number of ATS Common Shares issuable to insiders on the exercise of Options at any time or issued within the one-year period preceding the time of grant exceeds 10% of the number of issued and outstanding ATS Common Shares;

ii.  the number of ATS Common Shares issuable to non-executive directors on the exercise of Options at any time or issued exceeding (A) 0.5% of the number of issued and outstanding ATS Common Shares, or (B) an award value of $100,000 per non-executive director per calendar year; or

iii.   the number of ATS Common Shares issuable to an insider and such insider’s associates within the one-year period preceding the time of grant exceeds 5% of the number of issued and outstanding ATS Common Shares.

Assignability	Options are non-assignable.

Termination of Optionee	Except with respect to retirement, death or disability of an Optionee, and subject to any express resolution passed by the Board, Options expire and terminate 30 days after the Optionee ceases to be a director, officer or employee of the Corporation or of any subsidiary, provided that where an Optionee is terminated for Cause (as defined in the Plan), Options expire and terminate on the Termination Date (as defined in the Plan), unless another date, such other date not to be later than sixty (60) days after the Termination Date, is determined by the Corporation.

Retirement of Optionee	If an Optionee shall Retire (as defined in the Plan), any Options held by the Optionee which have not vested as at the Termination Date will continue to vest in accordance with their vesting schedules, and once vested, may be exercised by the Optionee at any time prior to the original Expiry Date (as defined in the Plan).

Disability of Optionee	If an Optionee ceases to be Actively Employed (as defined in the Plan) on account of Disability (as defined in the Plan), the Optionee’s unvested Options at the time of Disability will be pro rated based on the number of days from the date of grant to the Termination Date, and such remaining pro rated portion of unvested Options shall continue to vest in accordance with their vesting schedules and may be exercised by the Optionee once vested at any time prior to the original Expiry Date.

Death of Optionee	If an Optionee shall die holding one or more Options, all Options which have not vested will immediately vest and all Options may be exercised by the personal representatives, heirs or legatees of the Optionee at any time within the earlier of (i) six months from the date of such death; and (ii) the original Expiry Date.

Change in Control

In the case that a successor organization would result from a Change in Control Event (as defined in the Plan), the Board will take such steps as are reasonably necessary or desirable in an effort to cause all Options then outstanding to be substituted or replaced with stock options of the successor organization having substantially equivalent economic value and on substantially similar terms and conditions. If the Options are not substituted or replaced by the successor organization, then all outstanding Options at such time will, unless otherwise determined by the Board, be accelerated in full to become exercisable immediately prior to such Change in Control Event.

If an Optionee is terminated without Cause or resigns for Good Reason (as defined in the Plan) during the 12-month period following a Change in Control, the Vesting (as defined in the Plan) of all Options then held by such Optionee, including any substitute or replacement options issued by the successor organization (and, if applicable, the time during which such Options may be exercised), will be accelerated in full and may be exercised within 30 days of the Termination Date.

Options to Stock Appreciation Rights (“SARs”)	At or after the time of Option grant, Options may have connected SARs equal to the ATS Common Shares covered by the unexercised Options. An Optionee may surrender the unexercised Options and receive cash in an amount equal to the excess of the market price over the exercise price of the related Option. Such Options immediately terminate upon exercise of the connected SAR. Unexercised SARs shall terminate when the related Option is exercised or the Option terminates.

Termination of Stock Option Plan	The Board may at any time by resolution terminate each Plan. Options may be exercised within 20 days following the date of written notice from the Corporation to the holders of Options of the termination of the Plan.

1

If the expiry date occurs during or within 10 days of a period in which the trading of shares is restricted under the Corporation’s insider trading policy, such date is extended to the 10th business day following the date of expiry of such restricted period.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Schedule “D” –

Shareholder Rights Plan Agreement

SHAREHOLDER RIGHTS PLAN AGREEMENT dated as of June 30, 2023 between ATS Corporation (the “Corporation”) a company incorporated under the laws of Ontario and Computershare Investor Services Inc. a company governed under the laws of Canada (the “Rights Agent”);

WHEREAS the board of directors of the Corporation has determined that it is advisable to adopt and maintain a shareholder rights plan to take effect on June 30, 2023, subject to ratification by the shareholders of the Corporation at the annual and special meeting of the shareholders of the Corporation to be held on August 10, 2023 and any postponement(s) or adjournment(s) thereof (the “2023 Meeting”) to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over bid for the Corporation;

AND WHEREAS in order to implement the adoption of a shareholder rights plan as established by this Agreement, the board of directors of the Corporation:

(a)

authorized the issuance, effective at the Effective Time (as hereinafter defined), of one Right (as hereinafter defined) in respect of each Common Share (as hereinafter defined) outstanding at the Effective Time; and

(b)

authorized the issuance of one Right in respect of each Common Share issued after the Effective Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right will entitle the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth in this Agreement;

AND WHEREAS the Corporation desires to confirm its appointment of the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to in this Agreement;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)	“2023 Meeting” has the meaning set forth in the recitals to this Agreement;

(b)

“Acquiring Person” means any Person who is the Beneficial Owner (as defined below) of 20% or more of the outstanding Common Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of one or any combination of:

(A)

an acquisition or redemption by the Corporation of Common Shares which, by reducing the number of Common Shares outstanding, increases the proportionate number of Common Shares Beneficially Owned by such Person to 20% or more of the Common Shares then outstanding,

(B)	a Permitted Bid Acquisition,

(C)	a Pro Rata Acquisition,

(D)	an Exempt Acquisition, or

(E)	a Convertible Security Acquisition;

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Common Shares by reason of one or any combination of the operation of Paragraphs (A), (B), (C), (D), or (E) above and such Person thereafter becomes the Beneficial Owner of more than an additional 1% of the number of outstanding Common Shares (other than pursuant to one or more of any combination of Paragraphs (A), (B), (C), (D), or (E) above, as the case may be), then as of the date such Person becomes the Beneficial Owner of such additional Common Shares, such Person shall become an “Acquiring Person”;

(iii)

for a period of 10 calendar days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of such Person becoming disqualified from relying on Section 1.1 (f)(iv)(B) solely because such Person is making or has announced a current intention to make a Take-over Bid, either alone, through such Person’s Affiliates or Associates or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of a public announcement of facts indicating that any Person is making or has announced a current intention to make a Take-over Bid, either alone, through such Person’s Affiliates or Associates or by acting jointly or in concert with any other Person (which, for the purposes of this definition, shall include, without limitation a report asserting such facts filed pursuant to NI 62-103);

(iv)

an underwriter or member of a banking or selling group acting in such capacity that acquires 20% or more of the outstanding Common Shares from the Corporation in connection with a distribution of securities of the Corporation; or

(v)

a Person who is the Beneficial Owner of 20% or more of the outstanding Common Shares determined as at the Effective Time (a “Grandfathered Person”), provided however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Effective Time: (1) cease to own 20% or more of the outstanding Common Shares, or (2) become the Beneficial Owner of any additional Common Shares that increases its Beneficial Ownership (as defined below) of Common Shares by more than 1% of the number of Common Shares outstanding as at the Effective Time, other than through an acquisition pursuant to which a Person becomes a Beneficial Owner of additional Common Shares by reason of one or any combination of the operation of Paragraphs 1.1 (b) (ii)(A), (B), (C), (D) or (E);

(c)

“Affiliate”, when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such a specified Person;

(d)

“Agreement” means this shareholder rights plan agreement dated June 30, 2023, as amended, modified or supplemented from time to time; “hereof, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(e)

“Associate” when used to indicate a relationship with a specified Person, means any relative of such specified Person who has the same home as such specified Person, or any Person to whom such specified Person is married or with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other Person who has the same home as such specified Person;

(f)	a Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”,

(i)	any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)

any securities of which such Person or any of such Person’s Affiliates or Associates has, directly or indirectly, the right to become the owner at law or in equity (provided that such right is exercisable within a period of 60 days, whether or not on condition or the happening of any contingency or the making of any payment) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and/ or banking group members and/or selling group members with respect to a distribution of securities and other than pledges of securities in the ordinary course of business), or upon the exercise, conversion or exchange of any Convertible Security (other than the Rights);

(iii)

any securities which are subject to a lock-up or similar agreement to tender or deposit them into any Take-over Bid made by such Person or made by any Affiliate or Associate of such Person or made by any other Person acting jointly or in concert with such Person; and

(iv)	any securities which are Beneficially Owned within the meaning of Sections 1.1 (f)(i), (ii) or (iii) by any other Person with whom such Person is acting jointly or in concert;

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security as a result of the existence of any one or more of the following circumstances:

(A)

such security has been agreed to be deposited or tendered pursuant to a Permitted Lock-up Agreement or is otherwise deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person referred to in Section 1.1 (f)(iv), until such deposited or tendered security has been taken up or paid for, whichever shall occur first;

(B)	such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Section 1.1 (f)(iv) holds such security provided that,

(1)

the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater clarity, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”), including non-discretionary accounts held on behalf of a Client by a dealer or broker registered under applicable law;

(2)

such Person is (i) the manager or trustee (the “Manager”) of a mutual fund (a “Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States and such security is held in the ordinary course of business in the performance of the Manager’s duties with respect to the Mutual Fund, or (ii) a Mutual Fund;

(3)

such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts;

(4)

such Person is an independent Person established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and the Statutory Body holds such securities for the purposes of its activities as such;

(5)

such Person (the “Administrator”) is the administrator or trustee of one or more pension funds, plans or related trusts (a “Plan”) or is a Plan registered or qualified under the laws of Canada or any Province thereof or the laws of the United States or any state thereof or is a Plan and holds such securities for the purposes of its activities as Administrator or as a Plan; or

(6)	such Person is a Crown agent or agency;

provided, in any of the above cases, that the Investment Manager, the Manager, the Mutual Fund, the Trust Company, the Statutory Body, the Administrator, the Plan, or the Crown agent or agency, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person;

(C)

such Person or any other person acting jointly or in concert with such Person (1) is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) has an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (3) is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(D)

such Person or any other person acting jointly or in concert with such Person (1) is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) has an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(E)	such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depositary;

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

(g)	“Board of Directors” means the board of directors of the Corporation or any duly constituted and empowered committee thereof;

(h)

“Book Entry Form” means, in reference to securities, securities that have been issued and registered in uncertificated form that are evidenced by an advice or other statement and which are maintained electronically on the records of the Corporation’s transfer agent, but for which no certificate has been issued;

(i)	“Book Entry Rights Exercise Procedures” has the meaning ascribed thereto in Section 2.2(c);

(j)	“Business Day” means any day other than a Saturday, Sunday, or a day on which banking institutions in Toronto, Ontario are authorized or obligated by law to close;

(k)

“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of any such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(l)

“close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal office in Toronto, Ontario of the transfer agent for the Common Shares of the Corporation (or, after the Separation Time, the principal office in Toronto of the Rights Agent) is closed to the public, provided, however, that for the purposes of the definition of “Competing Permitted Bid” and the definition of “Permitted Bid”, “close of business” on any date means 11:59 p.m. (local time, at the place of deposit) on such date (or, if such date is not a Business Day, 11:59 p.m. (local time, at the place of deposit) on the next succeeding Business Day);

(m)	“Co-Rights Agents” has the meaning ascribed thereto in Section 4.1 (a);

(n)

“Common Shares” means the common shares in the capital of the Corporation, as constituted as of the Effective Time and any other security of the Corporation into which such shares may be subdivided, reclassified, or changed from time to time;

(o)	“Competing Permitted Bid” means a Take-over Bid that:

(i)	is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that other Permitted Bid or Competing Permitted Bid;

(ii)	satisfies all components of the definition of a Permitted Bid other than the requirements set out in Paragraph (ii)(A) of the definition of a Permitted Bid; and

(iii)

contains, and the take-up and payment for securities tendered or deposited thereunder are subject to, an irrevocable and unqualified condition that no Common Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid;

provided, however, that a Take-over Bid that qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid as soon as such Take-over Bid ceases to meet any or all of the provisions of this definition, and any acquisition of Common Shares made pursuant to such Take-over Bid that qualified as a Competing Permitted Bid, including any acquisition of Common Shares made before such Take-over Bid ceased to be a Competing Permitted Bid, will not be a Permitted Bid Acquisition;

(p)

“Convertible Securities” means, at any time, any securities issued by the Corporation (including rights, warrants and options) carrying any purchase, exercise, conversion or exchange right, pursuant to which the holder thereof may acquire Common Shares or other securities convertible into or exercisable or exchangeable for Common Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency);

(q)

“Convertible Security Acquisition” means the acquisition of Common Shares upon the exercise of Convertible Securities acquired by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(r)	“Corporation” has the meaning set forth in the recitals to this Agreement;

(s)	“Disposition Date” has the meaning ascribed thereto in Section 5.1 (a);

(t)

“Dividend Reinvestment Plan" means a regular dividend reinvestment or other program or plan of the Corporation made available by the Corporation to holders of its securities and/or to holders of securities of a Subsidiary of the Corporation, where such program or plan permits the holder to direct that some or all of:

(i)	any dividends paid in respect of shares of any class of the Corporation or a Subsidiary;

(ii)	any proceeds of redemption of shares of the Corporation or a Subsidiary;

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(iii)	any interest paid on evidences of indebtedness of the Corporation or a Subsidiary; or

(iv)	any optional cash payments;

be applied to the purchase of Common Shares;

(u)	“Effective Time” means 12:01 a.m. (Toronto time) on June 30, 2023;

(v)	“Election to Exercise” has the meaning ascribed thereto in Section 2.2(d)(ii);

(w)	“Exempt Acquisition” means an acquisition of Beneficial Ownership of Common Shares or Convertible Securities by a Person:

(i)	in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Sections 5.1(a), (b), (d), or (f); or

(ii)

pursuant to an amalgamation, plan of arrangement or other similar transaction (statutory or otherwise, but, for certainty, excluding a Take-Over Bid) which has been approved by the Board of Directors and the holders of Common Shares by the requisite majority or majorities of the holders of Common Shares at a meeting duly called and held for such purpose in accordance with the provisions of the OBCA, the articles and by-laws of the Corporation and any other applicable legal requirements; or

(iii)

pursuant to a distribution by the Corporation of Common Shares or Convertible Securities made pursuant to a prospectus or prospectus exemption provided that the Person in question does not thereby acquire a greater percentage of Common Shares or Convertible Securities than the percentage of Common Shares or Convertible Securities that such Person Beneficially Owned immediately prior to such acquisition, provided all necessary stock exchange approvals for such distribution have been obtained and such distribution complies with the terms and conditions of such approvals;

(x)

“Exercise Price” means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be:

(i)	until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and

(ii)	from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share;

(y)	“Expansion Factor” has the meaning ascribed thereto in Section 2.3(a);

(z)

“Expiration Time” means the close of business on that date which is the earliest date of termination of this Agreement as provided for in Section 5.15 or, if this Agreement is confirmed and subsequently reconfirmed pursuant to Section 5.15 at the third and sixth annual meeting following the 2023 Meeting, upon the conclusion of the Corporation’s annual meeting of shareholders in 2032;

(aa)	“Flip-in Event” means a transaction in or pursuant to which any Person becomes an Acquiring Person;

(bb)	“holder” has the meaning ascribed thereto in Section 2.8;

(cc)	“Independent Shareholders” means holders of any Common Shares, other than

(i)	any Acquiring Person;

(ii)	any Offeror (other than any Person who pursuant to Section 1.1 (f) is not deemed to Beneficially Own the Common Shares held by such Person);

(iii)	any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)	any Person acting jointly or in concert with any Acquiring Person or Offeror; and

(v)

any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or withheld from voting or direct whether the Common Shares are to be tendered to a Take-over Bid;

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(dd)

“Market Price” per security of any securities on any date of determination means the average of the daily closing sale prices per security of such class of securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing sale prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing sale price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing sale price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing sale price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing sale price per security of any securities on any date shall be:

(i)

the closing board lot sale price per security or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal Canadian securities exchange (as determined by volume of trading) on which such securities are listed or admitted to trading or, if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange, the closing board lot sale price per security or, if such price is not available, the average of the closing bid and asked prices, for each security as reported by the principal United States securities exchange (as determined by the volume of trading) on which such securities are listed or admitted for trading;

(ii)

if for any reason none of such prices are available on such date or the securities are not listed or admitted to trading on a Canadian securities exchange or a United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iii)

if for any reason none of such prices are available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if on any such date none of such prices is available, the closing sale price per security of such securities on such date shall mean the fair value per security of the securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

(ee)

“NI 62-103” means National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues adopted by the Canadian securities regulatory authorities and any comparable or successor laws, instruments or rules thereto;

(ff)

“NI 62-104” means National Instrument 62-104 - Take-Over Bids and Issuer Bids adopted by the Canadian securities regulatory authorities and any comparable or successor laws, instruments or rules thereto;

(gg)	“Nominee” has the meaning ascribed thereto in Section 2.2(c);

(hh)	“OBCA” means the Business Corporations Act (Ontario), R.S.O. 1990, c. B. 16, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(ii)	“Offer to Acquire” includes:

(i)	an offer to purchase or a solicitation of an offer to sell Common Shares or Convertible Securities, and

(ii)	an acceptance of an offer to sell Common Shares or Convertible Securities, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(jj)

“Offeror” means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid, or an Exempt Acquisition;

(kk)	“Offeror’s Securities” means Common Shares Beneficially Owned by an Offeror on the date of the Offer to Acquire;

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(ll)	“Permitted Bid” means a Take-over Bid made by an Offeror that is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

(ii)

the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Common Shares will be taken up or paid for pursuant to the Take-over Bid:

(A)

prior to the close of business on a date which is not less than 105 days following the date of the Take-over Bid or such shorter minimum period as determined in accordance with section 2.28.2 or section 2.28.3 of NI 62-104 for which a Take-Over Bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposit of securities thereunder; and

(B)

unless at the close of business on the date Common Shares are first taken up or paid for under such Take-over Bid, more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)

the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant to such Take-over Bid at any time during the period which applies pursuant to Section 1 .1 (ll)(ii)(A) and that any Common Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for (other than where prohibited from being withdrawn under NI 62-104 in the case of a partial take-over bid); and

(iv)

the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, in the event that the deposit condition set forth in Section 1.1 (II)(ii)(B) is satisfied the Offeror will make a public announcement of that fact and the Take-over Bid will be extended for a period of not less than 10 days from the date of such public announcement;

(mm)	“Permitted Bid Acquisition” means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(nn)

“Permitted Lock-up Agreement” means an agreement between a Person and one or more holders of Common Shares or Convertible Securities (each a “Locked-up Person”) the terms of which are publicly disclosed and a copy of which agreement is made available to the public (including the Corporation) not later than (i) the date the Lock-up Bid is publicly announced or, (ii) if the Lock-up Bid has been made prior to the date on which such agreement is entered into then as soon as possible after it is entered into and in any event not later than the day following the date of such agreement, pursuant to which each Locked-up Person agrees to deposit or tender Common Shares or Convertible Securities to a Take-over Bid (the “Lock-up Bid”) to be made or made by the Person or any of such Person’s Affiliates or Associates or any other Person referred to in Section 1.1 (f)(iv) and which provides:

(i)

that any agreement to deposit or tender to, or to not withdraw Common Shares or Convertible Securities from, the Lock-up Bid is terminable at the option of the Locked-up Person in order to tender or deposit such Common Shares or Convertible Securities to another Take-over Bid or support another transaction:

(A)

where the price or value per Common Share or Convertible Security offered under such other Take-over Bid or transaction is higher than the price or value per Common Share or Convertible Security offered under the Permitted Lock-up Agreement; or

(B)	if:

(1)

the price or value per Common Share or Convertible Security offered under the other Take-over Bid or transaction exceeds the price or value per Common Share or Convertible Security offered or proposed to be offered under the Lock-up Bid by as much or more than a specified amount (the “Specified Amount”) and the Specified Amount is not greater than 7% of the price or value per Common Share or Convertible Security that is offered or proposed to be offered under the Lock-up Bid; or

(2)

the number of Common Shares or Convertible Securities to be purchased under the other Take-over Bid or transaction exceeds the number of Common Shares offered to be purchased under the Lock-up Bid by as much or more than a specified number of Common Shares (the “Specified Number of Shares”) and the Specified Number of Shares is not greater than 7% of the number of Common Shares offered to be purchased under the Lock-up Bid, at a price or value per Common Share or Convertible Security, as applicable, that is not less than the price or value per Common Share or Convertible Security offered under the Lock-up Bid;

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and the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price or value in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Common Shares or Convertible Securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares or Convertible Securities during the period of the other Take-over Bid or transaction; and

(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to a Locked-up Person; and

(B)

50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Common Shares or Convertible Securities to the Lock-up Bid or withdraws Common Shares or Convertible Securities previously tendered thereto in order to tender to another Take-over Bid or support another transaction;

(oo)

“Person” includes an individual, firm, association, trustee, executor, administrator, legal or personal representative, body corporate, company, corporation, trust, partnership, limited partnership, joint venture, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group (whether or not having legal personality), any successor (by merger, statutory amalgamation or otherwise) and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(pp)	“Pro Rata Acquisition” means an acquisition of Common Shares or Convertible Securities by a Person pursuant to:

(i)	an acquisition of Common Shares pursuant to a Dividend Reinvestment Plan;

(ii)

a stock dividend, stock split or other event in respect of securities of one or more particular classes or series of the Corporation pursuant to which such Person becomes the Beneficial Owner of Common Shares or Convertible Securities on the same pro rata basis as all other holders of securities of the particular class or series;

(iii)

any other event pursuant to which all holders of Common Shares are entitled to receive Common Shares or Convertible Securities on a pro rata basis; including pursuant to the receipt and/ or exercise of rights issued by the Corporation to all the holders of a class of Common Shares to subscribe for or purchase Common Shares or Convertible Securities, provided that such rights are acquired directly from the Corporation as part of a rights offering and not from any other Person and provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities, than the Person’s percentage of Common Shares or Convertible Securities Beneficially Owned immediately prior to such receipt or exercise; or

(iv)

a distribution by the Corporation of Common Shares, or Convertible Securities (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or a distribution by way of private placement by the Corporation, provided that the Person does not thereby acquire a greater percentage of Common Shares of that class or securities convertible or exchangeable for Common Shares, than the Person’s percentage of Common Shares Beneficially Owned immediately prior to such acquisition;

(qq)	“Redemption Price” has the meaning set forth in Section 5.1(c) of this Agreement;

(rr)	“Right” means a right to purchase a Common Share of the Corporation, upon the terms and subject to the conditions set forth in this Agreement;

(ss)	“Rights Agent” means Computershare Investor Services Inc., a company governed under the laws of Canada, or any successor Rights Agent appointed pursuant to Section 4.4;

(tt)	“Rights Certificate” means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(uu)

“Rights Holders’ Special Meeting” means a meeting of the holders of Rights called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Section 5.4(c);

(vv)	“Rights Registers” and “Rights Registrar” have the meanings set forth in Section 2.6(a) of this Agreement;

(ww)	“Securities Act” means the Securities Act, R.S.O., 1990, S.5, as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations or rules thereto;

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(xx)	“Separation Time” means the close of business on the tenth Trading Day after the earlier of:

(i)	the Share Acquisition Date;

(ii)

the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and

(iii)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such,

or such later date as may be determined by the Board of Directors, provided that, if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made and further provided that if the Board of Directors determines, in accordance with Section 5.1, to waive the application of Section 3.1 to a Flip-in Event, then the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred;

(yy)

“Share Acquisition Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to NI 62-103, NI 62-104, or Section 13(d) of the U.S. Exchange Act) by the Corporation or an Acquiring Person of facts indicating that an Acquiring Person has become such;

(zz)	“Subsidiary” of any specified corporation or other Person shall mean any corporation or other Person that is:

(i)	controlled by:

(A)	that other corporation or Person,

(B)	that other corporation or Person and one or more other corporations or Persons, each of which is controlled by that other, or

(C)	two or more corporations or other Persons, each of which is controlled by that other, or

(ii)	a Subsidiary of a corporation or other Person that is that other’s Subsidiary;

(aaa)

“Take-over Bid” means an Offer to Acquire Common Shares or Convertible Securities if, assuming that the Common Shares or Convertible Securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Common Shares (including Common Shares that may be acquired upon conversion, exercise or exchange of Convertible Securities) together with the Offeror’s Securities constitute in the aggregate 20% or more of the outstanding Common Shares on the date of the Offer to Acquire;

(bbb)

“Trading Day”, when used with respect to any securities, means a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a day on which the principal United States securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day;

(ccc)	“U.S. - Canadian Exchange Rate” means, on any date:

(i)	if on such date the Bank of Canada sets a daily exchange rate for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)

in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(ddd)

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced; and

(eee)

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

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1.3	Headings

The division of this Agreement into Articles, Sections, Paragraphs, or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Calculation of Number and Percentage of Beneficial Ownership of Common Shares

For purposes of this Agreement, the percentage of Common Shares Beneficially Owned by any Person, shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

A =	the number of votes for the election of all directors on the Board of Directors generally attaching to the Common Shares Beneficially Owned by such Person; and

B =	the number of votes for the election of all directors on the Board of Directors generally attaching to all outstanding Common Shares.

Where any Person is deemed to Beneficially Own unissued Common Shares, such Common Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Common Shares owned by such Person.

1.5	Control

A Person is “controlled” by another Person or two or more Persons acting jointly or in concert if:

(a)

securities entitled to vote in the election of directors (including, for Persons other than corporations, the administrators, managers, trustees or other individuals performing similar functions in respect of any such Person) carrying more than 50% of the votes for the election of directors are held, directly or indirectly, other than by way of security only, by or on behalf of the other Person or two or more Persons acting jointly or in concert; and

(b)	the votes carried by such securities are entitled, if exercised, to elect, appoint or designate a majority of the board of directors of such company or corporation;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

1.6	Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding whether formal or informal, and whether or not in writing, with the first Person or any Associate or Affiliate of the first Person, acquires or makes an Offer to Acquire Common Shares or Convertible Securities (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

ARTICLE 2

RIGHTS

2.1	Legend on Share Certificates

Certificates for Common Shares issued after the Effective Time but prior to the earlier of the Separation Time and the Expiration Time, shall evidence, in addition to Common Shares, one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them a legend in substantially the following form:

“Until the Separation Time or the Expiration Time (as both terms are defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement, dated June 30, 2023 (the “Shareholder Rights Plan Agreement”), between ATS Corporation (the “Corporation”) and Computershare Investor Services Inc. of Canada, as amended from time to time, the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Rights Plan Agreement, the rights may be amended, redeemed, may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.”

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Any Common Shares issued and registered in Book Entry Form (that are evidenced by an advice or other statement on which are maintained electronically the records of the transfers) after the Effective Time but prior to the earlier of the Separation Time and the Expiration Time, shall evidence, in addition to the Common Shares, one Right for each Common Share represented by such registration and the registration record of such Common Shares shall include the foregoing legend, adapted accordingly as the Rights Agent may reasonably require.

Common Shares (both registered in Book Entry Form or for which share certificates have been issued) that are issued and outstanding at the Effective Time, which as at the Effective Time represented Common Shares, shall also evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)

Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (with the Exercise Price and number of Common Shares being subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b)	Until the Separation Time,

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)

each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) or by the Book Entry Form registration for the associated Common Shares and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)	From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Corporation will determine whether it wishes to issue Rights Certificates or whether it will maintain the Rights in Book Entry Form. In the event that the Corporation determines to maintain Rights in Book Entry Form, it will put in place such alternative procedures as are directed by the Rights Agent for the Rights to be maintained in Book Entry Form (the “Book Entry Rights Exercise Procedures”), it being hereby acknowledged that such procedures shall, to the greatest extent possible, replicate in all substantive respects the procedures set out in this Agreement with respect to the exercise of the Rights Certificates and that the procedures set out in this Agreement shall be modified only to the extent necessary, as determined by the Rights Agent, to permit the Corporation to maintain the Rights in Book Entry Form. In such event, the Book Entry Rights Exercise Procedures shall be deemed to replace the procedures set out in this Agreement with respect to the exercise of Rights and all provisions of this Agreement referring to Rights Certificates shall be applicable to Rights registered in Book Entry Form in like manner as to Rights in certificated form.

In the event that the Corporation determines to issue a Rights Certificate, it will prepare (or arrange to have prepared) and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time, and in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time promptly after such conversion, to the holder so converting (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Section 3.1 (b) and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(x)

a Rights Certificate in substantially the form set out in Attachment 1 hereof, appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(y)	a description of the Rights,

provided that a Nominee shall be sent the materials provided for in (x) and (y) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person the Corporation may require such first mentioned Person to furnish such information and documentation as the Corporation deems necessary or appropriate in order to make such determination.

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(d)

Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent in the manner specified in the Rights Certificate:

(i)	the Rights Certificate evidencing such Rights;

(ii)

an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate or in the form determined appropriate for Rights in Book Entry Form, in either case duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)

payment by certified cheque, banker’s draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of the transfer or delivery of Rights Certificates or the registration, in Book Entry Form, of the Common Shares in a name other than that of the holder of the Rights being exercised.

(e)

In the event that the Corporation determines to issue a Rights Certificate, then upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Section 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Section 3.1(b), and payment as set forth in Section 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)

direct the transfer agent to register, in the name of the holder of the Rights being exercised or in such other name as may be designated by such holder, in Book Entry Form the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)

after receipt of confirmation from the transfer agent that the registration, in Book Entry Form, referred to in Section (i) has been completed, deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv)	when appropriate, after receipt, deliver the cash referred to in Section (ii) to or to the order of the registered holder of such Rights Certificate; and

(v)	tender to the Corporation all payments received on the exercise of the Rights.

(f)

In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Section 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Corporation covenants and agrees that it will:

(i)

take all such action as may be necessary and within its power to ensure that all Common Shares issued upon exercise of Rights shall, at the time of registration in Book Entry Form of such Common Shares (subject to payment of the Exercise Price), be duly authorized, validly issued and fully paid and non-assessable;

(ii)

take all such action as may be necessary and within its power to comply with the provisions of Section 3.1 including all actions necessary to comply with the requirements of the OBCA, the Securities Act, the U.S. Securities Act, the U.S. Exchange Act and the securities laws or comparable legislation of each of the provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)

use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Share Acquisition Date;

(iv)

pay when due and payable, if applicable, any and all Canadian federal and provincial transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or the registration in Book Entry Form of Common Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the registration in Book Entry Form of Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

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(v)

after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	In the event the Corporation shall at any time after the Effective Time and prior to the Expiration Time:

(i)

declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) other than pursuant to any Dividend Reinvestment Plan;

(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)

issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights, shall be adjusted as of the payment or effective date in the manner set forth below. If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Section 3.1(a).

If the Exercise Price and number of Rights outstanding are to be adjusted:

(x)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y)	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other security of the Corporation) will have exactly one Right associated with it.

For greater clarity, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter after giving full effect to such dividend, subdivision, change, consolidation or issuance.

If, after the Effective Time and prior to the Expiration Time, the Corporation shall issue any securities other than Common Shares in a transaction of a type described in Section 2.3(a)(i) or (iv), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

Adjustments pursuant to this Section 2.3(a) shall be made successively, whenever an event referred to in this Section 2.3(a) occurs.

In the event the Corporation shall at any time after the Effective Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Section 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

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(b)

In the event the Corporation shall at any time after the Effective Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or Convertible Securities in respect of Common Shares) at a price per Common Share (or, in the case of a Convertible Security, having a conversion, exchange or exercise price per security, including the price required to be paid to purchase such Convertible Security) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)

the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a Dividend Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)

In the event the Corporation shall at any time after the Effective Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger, amalgamation, arrangement, plan, compromise or reorganization in which the Corporation is the continuing or successor Corporation) of evidences of indebtedness, cash (other than a regular periodic cash dividend or a dividend referred to in Section 2.3(a)(i), but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Section 2.3(b) hereof), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)	the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)

Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Section 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Section 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)	three years from the date of the transaction which gives rise to such adjustment; or

(ii)	the Expiration Time.

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(e)

In the event the Corporation shall at any time after the Effective Time and prior to the Separation Time issue any securities (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such securities, or securities convertible into or exchangeable for any such securities in a transaction referred to in Sections 2.3(a)(i) or (iv) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Sections 2.3(a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Sections 2.3(a), (b) and (c) above, such adjustments, rather than the adjustments contemplated by Sections 2.3(a), (b) and (c) above, shall be made, subject to the prior consent of the holders of the Common Shares or the Rights as set forth in Section 5.4(b) or (c), and the Corporation and the Rights Agent shall have authority upon receiving such prior consent of the holders of the Common Shares to amend this Agreement as appropriate to provide for such adjustments.

(f)

Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)

Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)

In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i)

Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)	consolidation or subdivision of Common Shares;

(ii)	issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)	dividends of securities; or

(iv)	issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders or shall subject such shareholders to a lesser amount of tax.

(j)

If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(k)	Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Corporation shall promptly:

(i)	prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii)	file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate; and

(iii)	mail a summary of the particulars of such adjustment or change to each holder of Rights who requests a copy.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

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2.4	Date on Which Exercise Is Effective

Each Person in whose name a registration in Book Entry Form for Common Shares or other securities, if applicable, is made upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such registration shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Section 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

Rights will be evidenced, in the case of Rights in Book Entry Form, by a statement issued under the Rights Agent’s direct registration system, or alternatively, if the Corporation determines to issue Rights Certificates, by the following procedures.

(a)

The Rights Certificates shall be executed on behalf of the Corporation by any two directors or officers of the Corporation. The signature of any of these directors or officers on the Rights Certificates may be manual or mechanically or electronically reproduced. Rights Certificates bearing the manual or mechanically or electronically reproduced signatures of individuals who were at any time the proper officers or directors of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b)

Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver the Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Section 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Transfer and Exchange

(a)

The Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Section 2.6(c), the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered. Alternatively, in the case of the exercise of Rights in Book Entry Form, the Rights Agent shall provide the holder or the designated transferee or the transferees with one or more statements issued under the Rights Agent’s direct registration system evidencing the same aggregate number of Rights as did the direct registration system’s records for the Rights transferred or exchanged.

(b)

All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)

Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)	The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

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2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)

If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)	such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)

As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)

Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8	Persons Deemed Owners of Rights

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Share).

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10	Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof. in respect of all Rights held;

(b)	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)

that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

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(e)	that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f)

that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Common Shares and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time as provided herein; and

(g)

that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11	Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3

ADJUSTMENTS TO THE RIGHTS

IN THE EVENT OF CERTAIN TRANSACTIONS

3.1	Flip-in Event

(a)

Subject to Section 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, then each Right shall constitute, effective at the close of business on the tenth Trading Day (or such longer period as may be required to satisfy the requirements of the Securities Act and any comparable legislation of any other applicable jurisdiction) after the Share Acquisition Date, the right to purchase from the Corporation, upon exercise of the Right in accordance with the terms of this Agreement, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)

Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Share Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)

a transferee or other successor in title of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee or successor in title becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding Section 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

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(c)

Any Rights Certificate that would represent Rights Beneficially Owned by a Person described in either Section 3.1(b)(i) or 3.1(b) (ii) or transferred to any nominee of any such Person, and any Rights Certificate that would be issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall either not be issued upon the instruction of the Corporation in writing to the Rights Agent or contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement). This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Section 3.1(b) of the Shareholder Rights Plan Agreement”;

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this Section 3.1(c) shall be of no effect on the provisions of Section 3.1(b).

Any Rights issued and registered in Book Entry Form (that are evidenced by an advice or other statement on which are maintained electronically the records of the transfers) after the Separation Time but prior to the Expiration Time, shall evidence one Right for each Right represented by such registration and the registration record of such Rights shall include the legend set forth in this Section 3.1(c), adapted accordingly as the Rights Agent may reasonably require.

ARTICLE 4

THE RIGHTS AGENT

4.1	General

(a)

The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions of this Agreement, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable, subject to the approval of the Rights Agent, acting reasonably. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and the Co-Rights Agents. The Corporation agrees to pay the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and disbursements of any expert retained by the Rights Agent with the approval of the Corporation, acting reasonably). The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold them harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, its officers, directors or employees for anything done or omitted by the Rights Agent, or such persons, in connection with the acceptance and administration of this Agreement, including legal costs and expenses, which right to indemnification will survive the termination of this Agreement and the resignation or removal of the Rights Agent.

(b)

The Rights Agent shall be protected from and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

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4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)

Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the securityholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)

In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of Common Shares and Rights, by their acceptance thereof, shall be bound.

(a)

The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation and, in any event, shall be a reputable legal firm) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also, with the approval of the Corporation, acting reasonably, and at the expense of the Corporation, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert.

(b)

Whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by two Persons believed by the Rights Agent to be directors or officers of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)	The Rights Agent will be liable hereunder only for events which are the result of its own negligence, bad faith or wilful misconduct and that of its officers, directors and employees.

(d)

The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except as such are made or provided by the Rights Agent) or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e)

The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

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(f)

Each of the Corporation and the Rights Agent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing of the provisions of this Agreement.

(g)

The Rights Agent is hereby authorized and directed to accept instructions in writing (including by e-mail) with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be a director or officer of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual.

(h)

The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become financially interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity, provided such actions would not place the Rights Agent in a position of conflict of interest with respect to its duties under this Agreement.

(i)

The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

(j)

Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (i) breach by any other party of securities law or other rule of any securities regulatory authority, (ii) lost profits or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation, to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9. The Corporation may remove the Rights Agent upon 30 days’ notice in writing, given to the Rights Agent and to each transfer agent of the Common Shares by personal delivery, or registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Corporation the resigning or incapacitated Rights Agent (at the Corporation’s expense) or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Corporation), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

4.5	Compliance with Anti-Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice to the Corporation, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

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4.6	Privacy Legislation

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

ARTICLE 5

MISCELLANEOUS

5.1	Redemption and Waiver

(a)

The Board of Directors shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined, following a Share Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Share Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Section 5.1(a) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Common Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

(b)

The Board of Directors acting in good faith may, prior to a Flip-in Event having occurred, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a take-over bid circular to all holders of record of Common Shares (which for greater clarity shall not include the circumstances described in Section 5.1(a)), provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Section 5.1(b), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a Take-over Bid circular to all holders of Common Shares prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been granted under this Section 5.1(b).

(c)

In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Section 5.1(b), outstanding Common Shares, then the Board of Directors shall, immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(d)

The Board of Directors may, with the prior approval of the holders of Common Shares or Rights given in accordance with the terms of Section 5.4, at any time prior to the occurrence of a Flip-in Event elect to redeem all but not less than all of the then outstanding Rights at the Redemption Price appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3, which adjustments shall only be made in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred.

(e)

The Board of Directors may, with the prior approval of the holders of Common Shares given in accordance with Section 5.4 at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 hereof has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Common Shares or Convertible Securities otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all registered holders of Common Shares and otherwise than in the circumstances set forth in Section 5.1(a), waive the application of Section 3.1 to such Flip-in Event. In such event, the Board of Directors shall extend the Separation Time to a date at least 10 Business Days subsequent to the meeting of shareholders called to approve such waiver.

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(f)

The Board of Directors may, prior to the close of business on the tenth Trading Day following a Share Acquisition Date or such later Business Day as they may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event, provided that the Acquiring Person has reduced its Beneficial Ownership of Common Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within 10 calendar days of the date on which such contractual arrangement is entered into or such other date as the Board of Directors may have determined) such that at the time the waiver becomes effective pursuant to this Section 5.1(f) such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.

(g)

Where a Take-over Bid that is not a Permitted Bid or a Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Notwithstanding the foregoing, upon the Rights being redeemed pursuant to this Section 5.1(g), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Rights shall remain attached to outstanding Common Shares subject to and in accordance with this Agreement.

(h)

If the Board of Directors is deemed under Section 5.1(c) to have elected or elects under Sections 5.1(d) or 5.1(g) to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(i)

Within 10 Business Days after the Board of Directors is deemed under Section 5.1(c) to have elected or elects under Section 5.1(d) or 5.1(g) to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(j)	The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 pursuant to this Section 5.1.

5.2	Expiration

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1(a) of this Agreement.

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)

The Corporation may make any amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulations or rules thereunder. The Corporation may, prior to the 2023 Meeting, supplement, amend, vary, rescind or delete any of the provisions of this Agreement without the approval of any holders of Rights or Common Shares where the Board of Directors acting in good faith deems such action necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)

Subject to Section 5.4(a), the Corporation may, with the prior consent of the holders of Common Shares obtained as set forth below, at any time before the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such supplement, amendment, variation, rescindment, or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if provided by the holders of Common Shares at a meeting of the Corporation shareholders called and held in compliance with applicable laws and regulatory requirements and the requirements in the articles and by-laws of the Corporation. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed supplement, amendment, variation, rescission, or

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deletion is approved by the affirmative vote of a majority of the votes cast by all holders of Common Shares (other than any holder who does not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially Owned by such Person), represented in person or by proxy at the shareholder meeting.

(c)

The Corporation may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, supplement, amend, vary, rescind, or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such supplement, amendment, variation, rescission, or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holders’ Special Meeting, which Rights Holders’ Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements in the articles and by-laws of the Corporation applicable to meetings of holders of Common Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed supplement, amendment, variation, rescission, or deletion is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Section 3.1(b)), represented in person or by proxy at the Rights Holders’ Special Meeting.

(d)

Any consent or approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are null and void pursuant to the provisions hereof or which are Beneficially Owned by any Person who is not an Independent Shareholder) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s articles and by-laws and the OBCA with respect to the meetings of holders of Common Shares.

(e)

The Corporation shall be required to provide the Rights Agent with notice in writing of any such supplement, amendment, variation, rescission, or deletion to this Agreement as referred to in this Section 5.4 within five days of effecting such supplement, amendment, variation, rescission, or deletion.

(f)

Any supplements, amendments, variations, rescissions, or deletions made by the Corporation to this Agreement pursuant to Section 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, regulation or rule thereunder shall:

(i)

if made before the Separation Time, be submitted to the holders of Common Shares at the next meeting of shareholders and the holders of Common Shares may, by the majority referred to in Section 5.4(b) confirm or reject such amendment; and

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Section 5.4(d) confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5	Fractional Rights and Fractional Shares

(a)

The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and the Corporation shall not be required to pay any amount to a holder of record of Rights Certificates in lieu of such fractional Rights.

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(b)

The Corporation shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall be entitled to pay to the registered holders of Rights, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Section 2.2(e).

5.6	Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holder of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7	Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of any stock exchange having been obtained be obtained, such as approvals relating to the issuance of Common Shares upon the exercise of Rights under Section 2.2(d).

5.8	Declaration as to Foreign Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9	Notices

(a)

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication (including e-mail), charges prepaid and confirmed in writing, as follows:

ATS Corporation

730 Fountain Street North, Building 3

Cambridge, ON N3H 4R7

Attention: Stewart McCuaig

Email: smccuaig@atsautomation.com

(b)

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication (including by e-mail to the Corporation’s client relationship manager), charges prepaid, and confirmed in writing, as follows:

Computershare Investor Services Inc.

100 University Ave, 8th Floor

Toronto, ON M5J  1V6

Attention: General Manager, Client Services

Email: eamon.oleary@computershare.com

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(c)

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10	Costs of Enforcement

The Corporation agrees that if it fails to fulfil any of its obligations pursuant to this Agreement, then it will reimburse the holder of any Rights for the reasonable costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14	Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15	Effective Time

This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Time, provided that, if this Agreement has not been confirmed by a majority of the votes cast by Independent Shareholders at the 2023 Meeting, then this Agreement and any and all outstanding Rights shall terminate and shall be void and of no further force and effect from such time.

This Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the Expiration Time.

This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation (other than any holder who does not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially Owned by such Person) at the third and sixth annual meetings following the 2023 Meeting. If this Agreement is not so reconfirmed or is not presented for reconfirmation at either such annual meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the applicable annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1 (a), 5.1 (b), 5.1 (e)) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.15.

5.16	Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors for the purposes of this Agreement, in good faith, shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

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5.17	Fiduciary Duties of Directors

Nothing contained in this Agreement shall be considered to affect the obligations of the members of the Board of Directors to exercise their fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Common Shares reject or accept any Take-over Bid or take any other action including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to holders of Common Shares that the Board of Directors believes is necessary or appropriate in the exercise of their fiduciary duties.

5.18	Time of the Essence

Time shall be of the essence in this Agreement.

5.19	Execution in Counterparts

This Agreement may be executed in any number of counterparts and may be executed and delivered by facsimile or similar electronic copy and each of such counterparts and facsimiles or similar electronic copies shall for all purposes be deemed to be an original, and all such counterparts and facsimiles or similar electronic copies shall together constitute one and the same agreement.

[Remainder of page intentionally left blank. Signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ATS CORPORATION

Per:	“Stewart McCuaig”
Name: Stewart McCuaig
Title: Vice President, General Counsel

I have the authority to bind the corporation.

COMPUTERSHARE INVESTOR SERVICES INC.

Per:	“Patty Sigiannis”
Name: Patty Sigiannis
Title: Relationship Manager

Per:	“Shirley Tom”
Name: Shirley Tom
Title: Relationship Manager

I/We have the authority to bind the corporation.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

ATTACHMENT 1

ATS CORPORATION

SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate)

Certificate No.	Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, AND TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that                                                                      , is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated June 30, 2023, as the same may be amended, restated, varied, or supplemented from time to time, (the “Shareholder Rights Plan Agreement”), between ATS Corporation, a company duly incorporated under the laws of Ontario (the “Corporation”) and Computershare Investor Services Inc., a corporation governed under the laws of Canada (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Plan Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Plan Agreement), one fully paid common share of the Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the city of Toronto, Ontario or any other cities as may be designated by the Corporation from time to time. Until adjustment thereof in certain events provided in the Shareholder Rights Plan Agreement, the Exercise Price shall be: (i) until the Separation Time, an amount equal to three times the Market Price (as such term is defined in the Shareholder Rights Plan Agreement), from time to time, per Common Share; and (ii) from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.

This Rights Certificate is subject to all of the terms, provisions, and conditions of the Shareholder Rights Plan Agreement, which terms, provisions, and conditions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Plan Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Shareholder Rights Plan Agreement are on file at the registered office of the Corporation.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the Shareholder Rights Plan Agreement, the Rights evidenced by this Rights Certificate may be redeemed by the Corporation at the Redemption Price (as such term is defined in the Shareholder Rights Plan Agreement).

No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Plan Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

(Signature page follows)

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

WITNESS the signature of the proper officers of the Corporation.

Date:

ATS CORPORATION

By:

By:

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.

By:
Authorized Signatory

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED

hereby sells, assigns and transfers unto

(Please print name and address of transferee)

The Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint                                                                                                                                                        , as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated:

Signature

Signature Guaranteed:

The signature on this assignment must correspond with the name as written upon the face of the Right Certificate(s), in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. In the USA, signature guarantees must be done by members of a “Medallion Signature Guarantee Program” only. Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

CERTIFICATE

(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Signature

(To be attached to each Rights Certificate.)

NOTICE

In the event the certification set forth above in the Form of Assignment is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

FORM OF ELECTION TO EXERCISE

(To be executed by the registered holder if such holder desires to exercise the Rights Certificate.)

TO:        ATS CORPORATION and COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby irrevocably elects to exercise                                                   whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number, Social Security Number, or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number, Social Security Number, or other taxpayer identification number.

Dated:

Signature

Signature Guaranteed:

The signature on this election to exercise must correspond with the name as written upon the face of the Right Certificate(s), in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. In the USA, signature guarantees must be done by members of a “Medallion Signature Guarantee Program” only. Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

CERTIFICATE

(To be completed if true.)

The undersigned Person exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms in this Certificate shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Signature

(To be attached to each Rights Certificate.)

NOTICE

In the event the certification set forth above in the Form of Election to Exercise is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Glossary of Defined Terms

Plan Information Item	Description
2023 Comparator Group	See Page 40

Administrative Agent	See Page 59

Annual Information Form	Corporation’s annual information form dated May 17, 2023

ATS	ATS Corporation

ATS Common Shares	Common Shares of ATS Corporation

ATS DSU Plan	ATS deferred stock unit plan for non-executive directors

Board	Board of Directors of ATS

Board Mandate	Mandate adopted by the Board

CEO	Chief Executive Officer

CFO	Chief Financial Officer

CG&N	Corporate Governance and Nominating

Circular	Management Information Circular

Code	Code of Business Conduct

Competing Permitted Bid	See Page 17

Computershare	See Page 2

Corporation	ATS Corporation

Director Ownership Guidelines	See Page 19

DSUs	ATS deferred share units

EDGAR	The United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval website

ESG	Environmental, Social and Governance

Expiration Time	See Page 16

Financial Statements	See Page 2

Flip-in Event	See Page 16

HRC	Human Resources Committee

Independent Shareholder	See Page 14

Insider	A “reporting insider” as defined in National Instrument 55-104 Insider Reporting Requirements and Exemptions

LTI	Long-term Incentive

Market Price	See Page 67

Mason	Mason Capital Management LLC

Meeting	ATS Annual and Special Meeting of Shareholders to be held at 10:00 a.m. (Toronto time) on August 10, 2023

Meeting Materials	See Page 2

Members	See Page 59

Mercer	Mercer (Canada) Limited

MIB	Management Incentive Bonus

Named Executive Officers	CEO, CFO and Corporation’s other three most highly compensated executive officers for fiscal 2023

NEOs	Named Executive Officers

Notice of Meeting	Notice of meeting accompanying the Circular

Notice Package	See Page 11

NYSE	The New York Stock Exchange

— ATS 2023 MANAGEMENT INFORMATION CIRCULAR

Plan Information Item	Description
OBCA	Business Corporations Act (Ontario)

Optionees	Designated eligible participants under each Plan

Options	Options to purchase ATS Common Shares

Permitted Bid	See Page 17

Policy	Board Policy on Majority Voting for Director Nominees

PSU	ATS performance share units

PWN	Professional Women’s Network

Record Date	June 16, 2023

Rights	See Page 15

Rights Plan	Shareholder Rights Plan

RSU Plan	Restricted Share Unit Plan

RSUs	ATS restricted share units

S&P/TSX Index	S&P/ TSX Composite Index

SARs	Share Appreciation Rights

SASB	Sustainability Accounting Standards Board

SBC	Security-based compensation

SDG	Sustainable development goals

SEC	The United States Securities and Exchange Commission

SEDAR	See Page 1

Senior Executives	See Page 64

Separation Time	See Page 16

Share Purchase Plan	2014 Employee Share Purchase Plan

Stock Option Plans	The 1995 Stock Option Plan and 2006 Stock Option Plan

TSR	Total Shareholder Return

TSX	Toronto Stock Exchange

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